Exhibit 99.1

KB Financial Group Inc. and

Subsidiaries

Interim Consolidated Financial Statements

March 31, 2013 and 2012

KB Financial Group Inc. and Subsidiaries

Index

March 31, 2013 and 2012

Report on Review of Interim Financial Statements

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim consolidated financial statements of KB Financial Group Inc. and its subsidiaries (the “Group”). These financial statements consist of consolidated statement of financial position of the Group as of March 31, 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2013 and 2012, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these interim consolidated financial statements based on our reviews. We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim consolidated financial statements do not present fairly, in all material respects, in accordance with the K-IFRS 1034.

Other Matters

We have audited the consolidated statements of financial position of the Group as of December 31, 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 12, 2013. These financial statements are not included in this review report. The accompanying consolidated statement of financial position of the Group as of December 31, 2012 for the comparative purpose is restated by applying the amendment of K-IFRS 1019, Employee Benefits, and K-IFRS 1110, Consolidated Financial Statements, which are disclosed in Note 2.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice.

Seoul, Korea

May 14, 2013

This report is effective as of May 14, 2013, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Financial Position

March 31, 2013 and December 31, 2012

(in millions of Korean won)	Notes	March 31, 2013		December 31, 2012

Assets
Cash and due from financial institutions	4,6,7,8,39	￦	11,038,778	￦	10,592,605
Financial assets at fair value through profit or loss	4,6,8,12		10,574,191		9,559,719
Derivative financial assets	4,6,9		1,936,935		2,091,285
Loans	4,6,8,10,11,41		210,594,954		213,644,791
Financial investments	4,6,8,12		37,290,310		36,467,352
Investments in associates	13		962,966		934,641
Property and equipment	14		3,085,574		3,100,393
Investment property	14		52,861		52,974
Intangible assets	15		486,282		493,131
Deferred income tax assets	16,33		17,662		18,432
Assets held for sale	17		33,966		35,412
Other assets	4,6,18		10,595,899		8,760,319

Total assets		￦	286,670,378	￦	285,751,054

Liabilities
Financial liabilities at fair value through profit or loss	4,6,19	￦	1,867,604	￦	1,851,135
Derivative financial liabilities	4,6,9		1,896,534		2,054,742
Deposits	4,6,20		194,502,849		197,346,205
Debts	4,6,21		17,185,727		15,965,458
Debentures	4,6,22,41		24,383,174		24,270,212
Provisions	23		591,941		669,729
Defined benefit liabilities	24		75,188		83,723
Current income tax liabilities	33		339,969		264,666
Deferred income tax liabilities	16,33		153,000		132,679
Other liabilities	4,6,25		20,591,056		18,327,740

Total liabilities			261,587,042		260,966,289

Equity
Share capital			1,931,758		1,931,758
Capital surplus			15,840,300		15,840,300
Accumulated other comprehensive income	35		402,486		295,142
Retained earnings			6,702,730		6,523,043

Equity attributable to shareholders of the parent company	26		24,877,274		24,590,243
Non-controlling interests			206,062		194,522

Total equity			25,083,336		24,784,765

Total liabilities and equity		￦	286,670,378	￦	285,751,054

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2013 and 2012

		Three-Month Period Ended March 31
(In millions of Korean won, except per share amounts)	Notes	2013		2012

Interest income		￦	3,202,007	￦	3,612,677
Interest expense			(1,551,416)		(1,821,161)

Net interest income	5,27		1,650,591		1,791,516

Fee and commission income			638,026		688,831
Fee and commission expense			(271,125)		(298,350)

Net fee and commission income	5,28		366,901		390,481

Net gains(losses) on financial assets/liabilities at fair value through profit or loss	5,29		201,999		213,108

Net other operating income(loss)	5,30		(375,084)		(224,734)

General and administrative expenses	5,14,15,24,31,44		(985,445)		(971,868)

Operating profit before provision for credit losses	5		858,962		1,198,503

Provision for credit losses	5,11,18,23		(326,097)		(389,093)

Net operating profit	5		532,865		809,410

Share of profit of associates	5,13		9,416		9,911
Net other non-operating income(expense)	5,32		5,455		(11,330)

Net non-operating profit (loss)			14,871		(1,419)

Profit before income tax	5		547,736		807,991

Income tax expense	5,33		(134,820)		(199,345)

Profit for the period	5		412,916		608,646

Actuarial gains(losses) on post defined benefit pension plans	24		68		(364)

Items that will not be reclassified to profit or loss			68		(364)

Exchange differences on translating foreign operations			25,234		(3,048)
Change in value of financial investments			79,983		(8,077)
Shares of other comprehensive income of associates			15,953		(4,004)
Cash flow hedges			(3,653)		3,884

Items that may be reclassified subsequently to profit or loss			117,517		(11,245)

Other comprehensive income(loss) for the period, net of tax			117,585		(11,609)

Total comprehensive income for the period		￦	530,501	￦	597,037

Profit attributable to:
Shareholders of the parent company	5	￦	411,458	￦	604,939
Non-controlling interests	5		1,458		3,707

	5	￦	412,916	￦	608,646

Total comprehensive income for the period attributable to:
Shareholders of the parent company		￦	518,802	￦	594,594
Non-controlling interests			11,699		2,443

		￦	530,501	￦	597,037

Earnings per share	36
Basic earnings per share		￦	1,065	￦	1,566
Diluted earnings per share			1,062		1,563

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Changes in Equity

Three-Month Periods Ended March 31, 2013 and 2012

	Equity attributable to shareholders of the parent company
(in millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Non-controlling Interests		Total Equity

Balance at January 1, 2012	￦	1,931,758	￦	15,841,824	￦	191,642	￦	4,952,751	￦	181,820	￦	23,099,795
Changes in accounting policy		—		—		(30,603)		116,769		—		86,166

Restated balance		1,931,758		15,841,824		161,039		5,069,520		181,820		23,185,961

Comprehensive income
Profit for the period		—		—		—		604,939		3,707		608,646
Exchange differences on translating foreign operations		—		—		(3,282)		—		234		(3,048)
Change in value of financial investments		—		—		(6,579)		—		(1,498)		(8,077)
Shares of other comprehensive income of associates		—		—		(4,004)		—		—		(4,004)
Cash flow hedges		—		—		3,884		—		—		3,884
Actuarial gains(losses) on post defined benefit pension plans		—		—		(364)		—		—		(364)

Total comprehensive income(loss)		—		—		(10,345)		604,939		2,443		597,037

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(278,173)		—		(278,173)
Others		—		(490)		—		—		—		(490)

Total transactions with shareholders		—		(490)		—		(278,173)		—		(278,663)

Balance at March 31, 2012	￦	1,931,758	￦	15,841,334	￦	150,694	￦	5,396,286	￦	184,263	￦	23,504,335

Balance at January 1, 2013	￦	1,931,758	￦	15,840,300	￦	295,142	￦	6,523,043	￦	194,522	￦	24,784,765

Comprehensive income
Profit for the period		—		—		—		411,458		1,458		412,916
Exchange differences on translating foreign operations		—		—		25,182		—		52		25,234
Change in value of financial investments		—		—		69,794		—		10,189		79,983
Shares of other comprehensive income of associates		—		—		15,953		—		—		15,953
Cash flow hedges		—		—		(3,653)		—		—		(3,653)
Actuarial gains(losses) on post defined benefit pension plans		—		—		68		—		—		68

Total comprehensive income		—		—		107,344		411,458		11,699		530,501

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(231,811)		—		(231,811)
Others		—		—		—		40		(159)		(119)

Total transactions with shareholders		—		—		—		(231,771)		(159)		(231,930)

Balance at March 31, 2013	￦	1,931,758	￦	15,840,300	￦	402,486	￦	6,702,730	￦	206,062	￦	25,083,336

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Cash Flows

Three-Month Periods Ended March 31, 2013 and 2012

		Three-Month Period Ended March 31
(in millions of Korean won)	Note	2013		2012

Cash flows from operating activities
Profit for the period		￦	412,916	￦	608,646

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss			24,402		(130,422)
Net loss(gain) on derivative financial instruments for hedging purposes			(45,170)		11,981
Adjustment of fair value of derivative financial instruments			(187)		(39,282)
Provision for credit loss			326,097		389,093
Net loss(gain) on financial investments			60,290		(27,509)
Share of loss(profit) of associates			(9,416)		(9,911)
Depreciation and amortization expense			65,185		75,743
Other net losses on property and equipment/intangible assets			1,971		1,658
Share-based payments			1,448		5,332
Policy reserve appropriation			219,066		426,612
Post-employment benefits			43,750		40,003
Net interest expense			57,956		32,259
Loss(gains) on foreign currency translation			34,908		(49,058)
Net other expense(income)			46,176		(3,419)

			826,476		723,080

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(992,746)		(235,411)
Derivative financial instruments			42,312		137,774
Loans			2,634,479		(1,047,970)
Deferred income tax assets			414		(366)
Other assets			(2,111,693)		(1,642,038)
Financial liabilities at fair value through profit or loss			502		294,862
Deposits			(2,845,396)		1,793,378
Deferred income tax liabilities			(78)		(60,450)
Other liabilities			782,483		2,098,948

			(2,489,723)		1,338,727

Net cash generated from (used in) operating activities			(1,250,331)		2,670,453

Cash flows from investing activities
Disposal of financial investments			5,569,957		6,503,028
Acquisition of financial investments			(6,338,498)		(7,133,985)
Decrease in investments in associates			11,634		3,245
Acquisition of investments in associates			(14,532)		—
Disposal of property and equipment			895		338
Acquisition of property and equipment			(25,679)		(24,780)
Acquisition of intangible assets			(19,897)		(11,979)
Business combination, net of cash acquired			—		40,575
Others			(155,509)		193,811

Net cash provided by (used in) investing activities			(971,629)		(429,747)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(31,077)		(34,979)
Net increase(decrease) in debts			1,223,436		2,523,132
Increase in debentures			2,590,619		3,357,109
Decrease in debentures			(2,546,335)		(5,907,281)
Increase(decrease) in other payables from trust accounts			1,080,604		(20,125)
Others			(100,203)		(18,478)

Net cash provided by (used in) financing activities			2,217,044		(100,622)

Effect of exchange rate changes on cash and cash equivalents			19,546		4,150

Net increase in cash and cash equivalents			14,630		2,144,234
Cash and cash equivalents at the beginning of the period	39		6,587,305		4,751,661

Cash and cash equivalents at the end of the period	39	￦	6,601,935	￦	6,895,895

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012.

The Parent Company’s share capital as of March 31, 2013, is ￦1,931,758 million. The Parent Company is authorized to issue up to 1 billion shares. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008.

2. Basis of Preparation

2.1 Application of K-IFRS

The Group’s consolidated financial statements for the annual period beginning on January 1, 2011, have been prepared in accordance with Korean-IFRS(“K-IFRS”). These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group’s interim consolidated financial statements as of and for the three-month period ended March 31, 2013, had been prepared in accordance with K-IFRS 1034, Interim Financial Reporting. These interim consolidated financial statements have been prepared in accordance with the K-IFRS which is effective as of March 31, 2013.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

New standards, amendments and interpretations issued but not effective for the year beginning January 1, 2013, and not early adopted by the Group are as follows:

Amendments to K-IFRS 1032, Financial Instruments: Presentation

According to Amendment of K-IFRS 1032, Financial Instruments: Presentation, it is clarified that a right to set-off must be legally enforceable in all of the circumstances not being contingent on a future event, and if an entity can settle amounts in a manner such that the outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. This amendment is effective for the Group as of January 1, 2014. The Group is assessing the impact of application of the amended K-IFRS 1032 on its consolidated financial statements.

New standards, amendments and interpretations adopted by the Group for the financial year beginning January 1, 2013, are as follows:

K-IFRS 1001, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

K-IFRS 1001, Presentation of Financial Statements, was amended to require other comprehensive income items to be classified into items that might be reclassified to profit or loss in subsequent periods and items that would not be reclassified subsequently. The Group applies presentation of items of other comprehensive income in accordance with the enactment retrospectively, makes a retrospective restatement of consolidated statements of comprehensive income for the three-month period ended March 31, 2012. There is not any effect on the Group’s total comprehensive income for the retrospective application of change in accounting policy.

K-IFRS 1019, Employee Benefits

According to the amendments to K-IFRS 1019, Employee Benefits, the use of a ‘corridor’ approach is no longer permitted, and therefore all actuarial gains and losses incurred are immediately recognized in other comprehensive income. All past service costs incurred from changes in pension plan are immediately recognized, and expected returns on interest costs and plan assets that used to be separately calculated are now changed to calculating net interest expense(income) by applying discount rate used in measuring defined benefit obligation in net defined benefit liabilities(assets). The Group applies the accounting policy retroactively in accordance with the amended standards. The comparative consolidated statements of financial position and statements of comprehensive income are restated by reflecting adjustments resulting from the retrospective application.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The effect of these changes in accounting policy to financial position as of March 31, 2013 and December 2012, and to comprehensive income for the three-month periods ended March 31, 2013 and 2012, are as follows:

Effect on Consolidated Statements of Financial Position

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Increase of defined benefit liabilities	￦	9,641	￦	9,820
Decrease of deferred income tax liabilities		2,333		2,377
Decrease of accumulated other comprehensive income		53,439		53,507
Increase of retained earnings		46,131		46,064

Effect on Consolidated Statements of Comprehensive Income

(In millions of Korean won)	March 31, 2013		March 31, 2012
Decrease of general and administrative expenses	￦	90	￦	486
Increase of income tax		22		122
Increase(decrease) of other comprehensive income		68		(364)
(In Korean won)
Increase of earnings per share		—		1
Increase of diluted earnings per share		—		1

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. An entity shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring that is within the scope of K-IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over twelve months after the reporting period are discounted to present value. The Group expects that the application of this amendment would not have a material impact on its consolidated financial statements.

K-IFRS 1110, Consolidated Financial Statements

K-IFRS 1110 supersedes K-IFRS 1027, Consolidated and Separate Financial Statements and SIC-12, Consolidation: Special Purpose Entities.

K-IFRS 1110, Consolidated Financial Statements, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the Parent Company. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

In accordance with transition of K-IFRS 1110, the financial statements for earlier comparative periods are restated to ensure conformity with the conclusion of K-IFRS 1110, unless it is impracticable to do so. At the date of initial application, a reporting entity that has no change in consolidation is not required to make adjustments to the previous accounting.

As a result of reviewing the impact of the enactment of K-IFRS 1110, the Group decided to consolidate 9 trusts including personal pension trusts and 12 structured entities including KH First Co., Ltd., and exclude 5 companies including KB-Glenwood Private Equity Fund 1.

According to K-IFRS 1110, the Group consolidates 9 trusts including personal pension trusts because it has power as a trustee, exposure to variable returns that provides loss protection, if the trust property is less than the principal, and the investor’s ability to use power to affect its amount of variable returns. According to K-IFRS 1110, the Group consolidates 12 structured entities including KH First Co., Ltd. Because it has power about the relevant activities, exposure to variable returns and the investor’s ability to use power to affect its amount of variable returns. According to K-IFRS 1110, the Group decided to exclude 5 companies including KB-Glenwood Private Equity Fund 1. Because, although it has power about the relevant activities, but it is not exposed to variable returns.

Changes in subsidiaries by the adoption of K-IFRS 1110

	Investor	Investee	Ownership(%)	Location	Industry
Included	Kookmin Bank	Personal pension trusts and 8 other trusts	—	Korea	Trust
Included	Kookmin Bank	KH First Co., Ltd.	—	Korea	Asset-backed securitization and others
Included	Kookmin Bank	Samho Kyungwon Co., Ltd.	—	Korea	Asset-backed securitization and others
Included	Kookmin Bank	Taejon Samho The First Co., Ltd	—	Korea	Asset-backed securitization and others
Included	Kookmin Bank	Prince DCM Co., Ltd	—	Korea	Asset-backed securitization and others
Included	Kookmin Bank, KB Life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset	40.00	Korea	Capital investment
Included	Kookmin Bank	Hanbando BTL Private Special Asset Fund 1	39.74	Korea	Capital investment
Included	Kookmin Bank	Global Logistics Infra Private Fund 1	57.14	Korea	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Included	Kookmin Bank	Global Logistics Infra Private Fund 2	—	Korea	Capital investment
Included	Kookmin Bank	KB Mezzanine Private Securities Fund 1	46.51	Korea	Capital investment
Included	Kookmin Bank	KB Private Real Estate Securities Fund 1(NPL)	45.00	Korea	Capital investment
Included	Kookmin Bank	K Star KTB ETF(Bond)	48.78	Korea	Capital investment
Included	KB Private Real Estate Securities Fund 1(NPL)	Woori KA First Asset Securitization	55.00	Korea	Asset-backed securitization and others
Excluded	KB Investment & Securities Co., Ltd.	KB-Glenwood Private Equity Fund 1	0.03	Korea	Capital investment
Excluded	KB-Glenwood Private Equity Fund 1	Chungkang Co., Ltd.	100.00	Korea	Capital investment
Excluded	Chungkang Co., Ltd.	Powernet Technologies Co., Ltd.	92.64	Korea	Electronic product manufacturing
Excluded	KB Investment Co., Ltd.	NPS KBIC Private Equity Fund No. 1	2.56	Korea	Capital investment
Excluded	KB Investment Co., Ltd.	KBIC Private Equity Fund No. 3	2.00	Korea	Capital investment

Effect on the financial statements by accounting changes:

Consolidated Statements of Financial Position

(In millions of Korean won)	Dec. 31, 2012
	Before		Adjustment		After
Assets
Cash and due from financial institutions	￦	10,568,350	￦	24,255	￦	10,592,605
Financial assets at fair value through profit or loss		6,299,194		3,260,525		9,559,719
Derivative financial assets		2,024,784		66,501		2,091,285
Loans		212,716,251		928,540		213,644,791
Financial investments		36,897,139		(429,787)		36,467,352
Investments in associates		1,035,205		(100,564)		934,641
Property and equipment		3,103,597		(3,204)		3,100,393
Investment property		52,974		—		52,974
Intangible assets		500,023		(6,892)		493,131

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Deferred income tax assets		18,432		—		18,432
Assets held for sale		35,412		—		35,412
Other assets		8,755,217		5,102		8,760,319

Total assets	￦	282,006,578	￦	3,744,476	￦	285,751,054

Liabilities
Financial liabilities at fair value through profit or loss	￦	1,851,135	￦	—	￦	1,851,135
Derivative financial liabilities		2,068,813		(14,071)		2,054,742
Deposits		194,403,279		2,942,926		197,346,205
Debts		15,969,522		(4,064)		15,965,458
Debentures		24,131,770		138,442		24,270,212
Provisions		669,729		—		669,729
Defined benefit liabilities		84,977		(1,254)		83,723
Current income tax liabilities		264,666		—		264,666
Deferred income tax liabilities		127,592		5,087		132,679
Other liabilities		17,738,498		589,242		18,327,740

Total liabilities		257,309,981		3,656,308		260,966,289

Equity
Equity attributable to shareholders of the parent company		24,502,075		88,168		24,590,243
Non-controlling interests		194,522		—		194,522

Total equity		24,696,597		88,168		24,784,765

Total liabilities and equity	￦	282,006,578	￦	3,744,476	￦	285,751,054

Consolidated Statements of Comprehensive Income

(In millions of Korean won)	March 31, 2012
	Before		Adjustment		After
Interest income	￦	3,600,592	￦	12,085	￦	3,612,677
Interest expense		(1,803,617)		(17,544)		(1,821,161)

Net interest income		1,796,975		(5,459)		1,791,516

Fee and commission income		695,817		(6,986)		688,831
Fee and commission expense		(298,399)		49		(298,350)

Net fee and commission income		397,418		(6,937)		390,481

Net gains(losses) on financial assets/liabilities at fair value through profit or loss		189,857		23,251		213,108

Net other operating income(loss)		(208,195)		(16,539)		(224,734)

General and administrative expenses		(974,369)		2,501		(971,868)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Operating profit before provision for credit losses		1,201,686		(3,183)		1,198,503

Provision for credit losses		(389,596)		503		(389,093)

Net operating profit(loss)		812,090		(2,680)		809,410

Share of profit of associates		9,863		48		9,911
Net other non-operating income(expense)		(15,162)		3,832		(11,330)

Net non-operating profit(loss)		(5,299)		3,880		(1,419)

Profit before income tax		806,791		1,200		807,991

Income tax expense		(199,545)		200		(199,345)

Profit for the period		607,246		1,400		608,646

Other comprehensive income(loss) for the period, net of tax		(11,733)		124		(11,609)

Total comprehensive income for the period	￦	595,513	￦	1,524	￦	597,037

Profit for the period attributable to:
Shareholders of the parent company	￦	603,550	￦	1,389	￦	604,939
Non-controlling interests		3,696		11		3,707

	￦	607,246	￦	1,400	￦	608,646

Total comprehensive income for the period attributable to:
Shareholders of the parent company	￦	593,074	￦	1,520	￦	594,594
Non-controlling interests		2,439		4		2,443

	￦	595,513	￦	1,524	￦	597,037

Consolidated Statements of Cash Flows

(In millions of Korean won)	March 31, 2012
	Before		Adjustment		After
Cash flows from operating activities
Profit for the period	￦	607,246	￦	1,400	￦	608,646

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss		(138,493)		8,071		(130,422)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Net loss(gain) on derivative financial instruments for hedging purposes	11,981	—	11,981
Adjustment of fair value of derivative financial instruments	(39,282)	—	(39,282)
Provision for credit loss	389,596	(503)	389,093
Net loss(gain) on financial investments	(27,533)	24	(27,509)
Share of loss(profit) of associates	(9,863)	(48)	(9,911)
Depreciation and amortization expense	75,804	(61)	75,743
Other net losses on property and equipment/intangible assets	1,658	—	1,658
Share-based payments	5,332	—	5,332
Policy reserve appropriation	426,612	—	426,612
Post-employment benefits	40,075	(72)	40,003
Net interest expense	32,259	—	32,259
Loss(gains) on foreign currency translation	(49,058)	—	(49,058)
Net other expense	(3,419)	—	(3,419)

	715,699	7,411	723,080

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss	(96,732)	(138,679)	(235,411)
Derivative financial instruments	147,806	(10,032)	137,774
Loans	(1,101,752)	53,782	(1,047,970)
Deferred income tax assets	(26)	(340)	(366)
Other assets	(1,639,997)	(2,041)	(1,642,038)
Financial liabilities at fair value through profit or loss	294,862	—	294,862
Deposits	1,854,074	(60,696)	1,793,378
Deferred income tax liabilities	(60,007)	(443)	(60,450)
Other liabilities	2,024,946	74,002	2,098,948

	1,423,174	(84,447)	1,338,727

Net cash generated from (used in) operating activities	2,746,089	(75,636)	2,670,453

Cash flows from investing activities
Disposal of financial investments	6,535,525	(32,497)	6,503,028
Acquisition of financial investments	(7,133,985)	—	(7,133,985)
Decrease in investments in associates	3,192	53	3,245
Disposal of property and equipment	423	(85)	338

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Acquisition of property and equipment		(24,805)		25		(24,780)
Disposal of intangible assets		1,097		(1,097)		—
Acquisition of intangible assets		(11,979)		—		(11,979)
Business combination, net of cash acquired		40,575		—		40,575
Others		193,806		5		193,811

Net cash provided by (used in) investing activities		(396,151)		(33,596)		(429,747)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes		(31,094)		(3,885)		(34,979)
Net increase in debts		2,522,527		605		2,523,132
Increase in debentures		3,072,910		284,199		3,357,109
Decrease in debentures		(5,622,982)		(284,299)		(5,907,281)
Decrease in other payables from trust accounts		(20,125)		—		(20,125)
Others		(137,339)		118,861		(18,478)

Net cash provided by (used in) financing activities		(216,103)		115,481		(100,622)

Effect of exchange rate changes on cash and cash equivalents		4,150		—		4,150

Net increase in cash and cash equivalents		2,137,985		6,249		2,144,234
Cash and cash equivalents at the beginning of the year		4,740,804		10,857		4,751,661

Cash and cash equivalents at the end of the period	￦	6,878,789	￦	17,106	￦	6,895,895

K-IFRS 1111, Joint Arrangements

K-IFRS 1111, Joint Arrangements, aims to reflect the substance of joint arrangements by focusing on the contractual rights and obligations that each party to the arrangement has rather than its legal form. Joint arrangements are classified as either joint operations or joint ventures. A joint operation is when joint operators have rights to the assets and obligations for the liabilities, and account for the assets, liabilities, revenues and expenses, while parties to the joint venture have rights to the net assets of the arrangement and account for their interest in the joint venture. The adoption of K-IFRS 1111 would not have an impact on the accounting requirements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

K-IFRS 1112, Disclosures of Interests in Other Entities

K-IFRS 1112, Disclosures of Interests in Other Entities, provides the disclosure requirements for all forms of interests in other entities, including a subsidiary, a joint arrangement, an associate, a consolidated structured entity and an unconsolidated structured entity.

K-IFRS 1113, Fair value measurement

K-IFRS 1113 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across K-IFRS. K-IFRS 1113 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within K-IFRS. K-IFRS 1113 has been effective prospectively for annual periods beginning on or after January 1, 2013, and the Group is reviewing the impact of the K-IFRS 1113. The enactment would not have a material impact on the consolidated financial statements of the Group.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency. Refer to Notes 3.2.1 and 3.2.2.

2.4 Significant Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and income (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

2.4.1 Deferred income taxes

The recognition of a deferred tax asset relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for groups of loans, guarantees and unused loan commitments.

2.4.4 Defined benefit obligation

The present value of defined benefit obligations is measured by independent actuaries using the Projected Unit Credit Method. It incorporates actuarial assumptions and variables such as future increases in salaries, turnover, and discount rate, amongst others.

2.4.5 Income tax expense for the interim period

Income tax expense for the interim period is measured by expected average annual income tax rate applied on expected total annual income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

3.1.2 Associates

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Under the equity method, investments in associates are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and losses resulting from ‘upstream’ and ‘downstream’ transactions between the Group and associates are eliminated to the extent of the Group’s interest in associates.

If associates use accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting date whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘Share of profit or loss of associates’ in the statements of comprehensive income.

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power to the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the practical ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity and the amount of exposure to variable returns.

3.1.4 Trusts and funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

3.1.5 Intra-group transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

3.2 Foreign Currency

3.2.1 Foreign currency transactions and balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the year in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, are reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when, the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity investments, available-for-sale financial assets, or loans and receivables. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received).

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. These factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests it for validity using prices from observable current market transactions of the same instrument or based on other relevant observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the financial asset continues to be recognized and the received selling amount is recognized as a liability.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.4 Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

3.5 Non-derivative financial assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Group as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Group may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•

It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•

A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group’s key management personnel.

•

A contract contains one or more embedded derivatives; the Group may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by K-IFRS 1039, Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

However, interest revenue measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Group does not intend to sell immediately or in the near term.

•	Those that the Group, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

3.6 Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will declare bankruptcy or undergo financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as an available-for-sale financial asset includes a significant or prolonged decline in the fair value below its cost. Accordingly, the Group considers the decline in the fair value of over 30% against the original cost as a “significant decline” and a six-month decline in the fair value below its cost for an equity instrument as a “prolonged decline”.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans and receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit or loss as part of other operating income and expenses. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount.

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge).

At the inception of the hedge there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are classified as financial instruments held for trading and are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Cash flow hedges

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the year in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

3.7.5 Day one gain and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and equipment

3.8.1 Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9 Investment properties

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	3~10 years
Software	Straight-line	3~5 years
Others	Straight-line	4~30 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill in the Group’s opening K-IFRS statement of financial position is stated at its carrying amount prior to the date of transition under the previous K-GAAP.

Goodwill acquired in business combinations after the transition date is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Leases (the Group as lessee)

3.11.1 Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term, unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by lessors in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

Leases in the financial statements of lessees

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

3.12 Impairment of non-financial assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.13 Non-current assets held for sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable K-IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.14 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

3.15 Insurance Contracts

KB Life Insurance Co., Ltd., one of the subsidiaries of the Group, issues insurance contracts.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of K-IFRS 1039, Financial Instruments: Recognition and measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has a DPF, the contract is subject to K-IFRS 1104, Insurance Contracts. The Group recognizes assets (liabilities) and gains (losses) relating to insurance contracts as other assets (liabilities) in the statements of financial position, and as other operating income (expenses) in the statements of comprehensive income, respectively.

The following table lists numbers of currently available and discontinued insurance products as of March 31, 2013:

Type	Available	Discontinued	Total
Individual annuity	—	9	9
General annuity	8	21	29
Other pure endowment	—	3	3
Pure protection insurance	15	25	40
Other protection insurance	—	28	28
Joint insurance	7	33	40
Group protection insurance	2	5	7
Group savings insurance	—	1	1

	32	125	157

3.15.1 Insurance premiums

The Group recognizes collected premiums as revenue when a due date of collection of premiums from insurance contracts comes and the collected premium which is unmatured at the end of the reporting period is recognized as unearned premium.

3.15.2 Insurance liabilities

The Group recognizes a liability for future claims, refunds, policyholders’ dividends and related expenses as follows:

Premium reserve

A premium reserve refers to an amount based on the net premium method for payment of future claims with respect to events covered by insurance policies which have not yet occurred as of the reporting date.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Reserve for outstanding claims

A reserve for outstanding claims refers to the amount not yet paid, out of an amount to be paid or expected to be paid with respect to the insured events which have arisen as of the end of each fiscal year.

Unearned premium reserve

Unearned premium refers to the portion of the premium that has been paid in advance for insurance that has not yet been provided. An unearned premium reserve refers to the amount maintained by the insurer to refund in the event of either party cancelling the contract.

Policyholders’ dividends reserve

Policyholders’ dividends reserve including an interest rate guarantee reserve, a mortality dividend reserve and an interest rate difference dividend reserve is recognized for the purpose of provisioning for policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.

3.15.3 Liability adequacy test

The Group assesses at each reporting date whether its insurance liabilities are adequate, using current estimates of all future contractual cash flows and related cash flow such as claims handling cost, as well as cash flows resulting from embedded options and guarantees under its insurance contracts in accordance with K-IFRS 1104. If the assessment shows that the carrying amount of its insurance liabilities is inadequate in light of the estimated future cash flows, the entire deficiency is recognized in profit or loss and reserved as insurance liabilities. Future cash flows from long-term insurance are discounted at a future rate of return on operating assets, whereas future cash flows from general insurance are not discounted to present value. For liability adequacy tests of premium and unearned premium reserves, the Group considers all cash flow factors such as future insurance premium, deferred acquisition costs, operating expenses and operating premiums. In relation to the reserve for outstanding claims, the Group elects a model that best reflects the trend of paid claims among several statistical methods to perform the adequacy test.

3.15.4 Deferred acquisition costs

Acquisition cost is deferred in an amount actually spent for an insurance contract and equally amortized over the premium payment period or the period in which acquisition costs are charged for the relevant insurance contract. Acquisition costs are amortized over the shorter of seven years and premium payment period; if there is any unamortized acquisition costs remaining as of the date of surrender or lapse, such remainder shall be amortized in the period in which the contract is surrendered or lapsed.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

3.16 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.17 Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with K-IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS 1018, Revenue

3.18 Equity instruments issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

3.18.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.18.2 Treasury shares

If entities of the Group reacquire the Parent Company’s equity instruments, those instruments (‘treasury shares’) are deducted from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

3.19 Revenue recognition

3.19.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.19.2 Fee and commission income

The Group recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.19.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

3.20 Employee compensation and benefits

3.20.1 Post-employment benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income(loss).

When the fair value of plan assets deducted from the total of the present value of the defined benefit obligation results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost arises when the Group introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized immediately in profit or loss.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.20.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.20.3 Share-based payment

The Group operates share-based payment arrangements granting awards to directors and employees of the Group. The Group has a choice of whether to settle the awards in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determined that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The Group measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the year.

3.20.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. An entity shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring that is within the scope of K-IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over twelve months after the reporting period are discounted to present value.

3.20.5 Reclassification

As discussed in Note 31, employee benefits for the year ended March 31, 2012, were reclassified to conform with the March 31, 2013 financial statement presentation. These reclassifications have no impact on the previously reported profit for the year or equity.

3.21 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or expense and included in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.21.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.21.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to set off current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

3.21.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Group recognizes its uncertain tax positions in the financial statements based on the guidance in K-IFRS 1037. A liability related to an uncertain tax position is recognized as the best estimate of expenditure if the uncertain tax position is probable of resulting in additional payment to the tax authorities. Meanwhile assets related to uncertain tax positions, caused by a claim for rectification or an appeal for refund claimed from the tax authorities related to additional assessments, are treated as contingent assets under K-IFRS 1037. Therefore, tax expenses are recognized in the financial statements when the uncertain tax position is probable of resulting in additional payment to the tax authorities, while tax benefits are recognized only when the tax refund is virtually certain.

The Group classifies interest and penalties related to uncertain tax positions as a component of income tax expense.

3.22 Earnings per share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the parent entity and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Group adjusts profit or loss attributable to ordinary equity holders of the Parent Company and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bonds and share options.

3.23 Operating Segments

Operating segments are components of the Group about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

4. Financial risk management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital adequacy. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Department

The Risk Management Department is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work processes relating to the Group’s risk management.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off- balance items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. For Kookmin Bank which is the main subsidiary, its loan analysis department which is independent from the sales department is responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. Kookmin Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Financial assets
Due from financial institutions	￦	8,093,300	￦	7,742,497
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		9,142,098		8,331,454
Financial assets designated at fair value through profit or loss		191,935		192,607
Derivatives		1,936,935		2,091,285
Loans		210,594,954		213,644,791
Financial investments
Available-for-sale financial assets		22,353,595		21,737,240
Held-to-maturity financial assets		12,372,282		12,255,806
Other financial assets		9,351,797		7,569,596

		274,036,896		273,565,276

Off-balance items
Acceptances and guarantees contracts		9,975,280		9,418,281
Financial guarantee contracts		1,604,164		1,509,269
Commitments		95,075,262		94,069,169

		106,654,706		104,996,719

		380,691,602		378,561,995

[1]	Financial instruments indexed to the price of gold amounting to ￦ 44,709 million and ￦ 39,839 million as of March 31, 2013 and December 31, 2012, respectively, are included.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting period. Therefore, the Group does not recognize losses expected as a result of future events. The Group measures inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

Loans are classified as follows:

(In millions of Korean won)
	March 31, 2013
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	99,016,731	97.15	￦	98,144,513	97.16	￦	10,485,573	94.67	￦	207,646,817	97.02
Past due but not impaired		1,593,161	1.56		415,650	0.41		380,182	3.43		2,388,993	1.12
Impaired		1,310,755	1.29		2,457,458	2.43		210,888	1.90		3,979,101	1.86

		101,920,647	100.00		101,017,621	100.00		11,076,643	100.00		214,014,911	100.00

Allowances[1]		(704,119)	0.69		(2,325,711)	2.30		(390,127)	3.52		(3,419,957)	1.60

Carrying amount	￦	101,216,528		￦	98,691,910		￦	10,686,516		￦	210,594,954

(In millions of Korean won)
	Dec. 31, 2012
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	100,663,733	97.26	￦	98,673,368	97.18	￦	11,353,316	95.61	￦	210,690,417	97.13
Past due but not impaired		1,656,088	1.60		478,035	0.47		399,778	3.37		2,533,901	1.17
Impaired		1,184,820	1.14		2,383,555	2.35		120,757	1.02		3,689,132	1.70

		103,504,641	100.00		101,534,958	100.00		11,873,851	100.00		216,913,450	100.00

Allowances[1]		(687,851)	0.66		(2,251,318)	2.22		(329,490)	2.77		(3,268,659)	1.51

Carrying Amount	￦	102,816,790		￦	99,283,640		￦	11,544,361		￦	213,644,791

[1]	Collectively assessed allowances for loans are included because they are not impaired individually.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)	March 31, 2013
	Retail		Corporate		Credit card		Total
Grade1	￦	81,475,615	￦	38,525,513	￦	5,009,155	￦	125,010,283
Grade2		13,657,096		41,380,855		3,800,899		58,838,850
Grade3		2,844,811		14,660,589		1,425,558		18,930,958
Grade4		671,815		3,272,922		142,647		4,087,384
Grade5		367,394		304,634		107,314		779,342

	￦	99,016,731	￦	98,144,513	￦	10,485,573	￦	207,646,817

(In millions of Korean won)	Dec. 31, 2012
	Retail		Corporate		Credit card		Total
Grade1	￦	83,028,229	￦	38,723,278	￦	5,674,508	￦	127,426,015
Grade2		13,894,242		40,862,205		3,871,593		58,628,040
Grade3		2,574,463		15,395,220		1,568,939		19,538,622
Grade4		766,998		3,429,806		153,906		4,350,710
Grade5		399,801		262,859		84,370		747,030

	￦	100,663,733	￦	98,673,368	￦	11,353,316	￦	210,690,417

Credit quality of loans is classified as follows, according to the internal credit rating:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Grade1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)	March 31, 2013
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Over 90 days		Total
Retail	￦	1,319,381	￦	158,192	￦	115,506	￦	82	￦	1,593,161
Corporate		317,969		64,031		31,787		1,863		415,650
Credit card		271,237		60,549		47,458		938		380,182

	￦	1,908,587	￦	282,772	￦	194,751	￦	2,883	￦	2,388,993

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Over 90 days		Total
Retail	￦	1,344,412	￦	223,858	￦	87,736	￦	82	￦	1,656,088
Corporate		322,516		125,503		28,153		1,863		478,035
Credit card		293,863		57,325		47,698		892		399,778

	￦	1,960,791	￦	406,686	￦	163,587	￦	2,837	￦	2,533,901

Impaired loans are as follows:

(In millions of Korean won)	March 31, 2013
	Retail		Corporate		Credit card		Total
Loans	￦	1,310,755	￦	2,457,458	￦	210,888	￦	3,979,101
Allowances
Individual assessment		—		(844,280)		—		(844,280)
Collective assessment		(472,306)		(248,458)		(130,490)		(851,254)
		(472,306)		(1,092,738)		(130,490)		(1,695,534)

	￦	838,449	￦	1,364,720	￦	80,398	￦	2,283,567

(In millions of Korean won)	Dec. 31, 2012
	Retail		Corporate		Credit card		Total
Loans	￦	1,184,820	￦	2,383,555	￦	120,757	￦	3,689,132
Allowances
Individual assessment		—		(761,563)		—		(761,563)
Collective assessment		(451,891)		(236,062)		(72,373)		(760,326)
		(451,891)		(997,625)		(72,373)		(1,521,889)

	￦	732,929	￦	1,385,930	￦	48,384	￦	2,167,243

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of March 31, 2013 and December 31, 2012, follows:

(In millions of Korean won)	March 31, 2013
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	￦	20,570	￦	229,418	￦	319,602	￦	27,197,706	￦	27,767,296
Deposits and savings		440		17,169		60,228		2,428,682		2,506,519
Property and equipment		1,509		4,872		6,113		1,084,126		1,096,620
Real estate		321,718		597,346		1,139,133		107,042,210		109,100,407

	￦	344,237	￦	848,805	￦	1,525,076	￦	137,752,724	￦	140,470,842

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	￦	18,512	￦	181,979	￦	326,676	￦	25,175,205	￦	25,702,372
Deposits and savings		200		19,867		62,484		2,690,164		2,772,715
Property and equipment		18,776		4,816		883		1,427,940		1,452,415
Real estate		329,743		478,800		1,201,141		109,197,591		111,207,275

	￦	367,231	￦	685,462	￦	1,591,184	￦	138,490,900	￦	141,134,777

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Securities that are neither past due nor impaired	￦	44,001,884	￦	42,464,823
Impaired securities		13,317		12,445

	￦	44,015,201	￦	42,477,268

The credit quality of securities (excluding equity securities) that are neither past due nor impaired as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	8,128,166	￦	955,101	￦	14,122	￦	—	￦	—	￦	9,097,389
Financial assets designated at fair value through profit or loss		53,540		138,395		—		—		—		191,935
Available-for-sale financial assets		21,184,594		1,090,464		65,185		36		—		22,340,279
Held-to-maturity financial assets		12,372,281		—		—		—		—		12,372,281

	￦	41,738,581	￦	2,183,960	￦	79,307	￦	36	￦	—	￦	44,001,884

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	7,590,634	￦	671,544	￦	29,437	￦	—	￦	—	￦	8,291,615
Financial assets designated at fair value through profit or loss		84,428		108,179		—		—		—		192,607
Available-for-sale financial assets		20,616,413		1,027,165		81,162		56		—		21,724,796
Held-to-maturity financial assets		12,255,805		—		—		—		—		12,255,805

	￦	40,547,280	￦	1,806,888	￦	110,599	￦	56	￦	—	￦	42,464,823

The credit qualities of securities (excluding equity securities) according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KIS	KAP	NICE	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by three foreign credit rating agencies above.

4.2.6 Credit risk mitigation of derivative financial instruments

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk of derivative financial instruments as of March 31, 2013 and December 31, 2012, is as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Deposits and savings, Securities and others	￦	164,637	￦	216,906

	￦	164,637	￦	216,906

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

4.2.7 Credit risk concentration analysis

The details of the Group’s loans by country as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	￦	101,838,513	￦	98,760,294	￦	11,074,750	￦	211,673,557	98.91	￦	(3,401,059)	￦	208,272,498
Europe		1		80,350		335		80,686	0.04		(275)		80,411
China		308		708,640		216		709,164	0.33		(2,840)		706,324
Japan		7,418		814,137		284		821,839	0.38		(13,556)		808,283
U.S.		—		466,510		536		467,046	0.22		(497)		466,549
Others		74,407		187,690		522		262,619	0.12		(1,730)		260,889

Total	￦	101,920,647	￦	101,017,621	￦	11,076,643	￦	214,014,911	100.00	￦	(3,419,957)	￦	210,594,954

(In millions of Korean won)	Dec. 31, 2012
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	￦	103,432,668	￦	99,682,434	￦	11,871,321	￦	214,986,423	99.11	￦	(3,249,850)	￦	211,736,573
Europe		3		80,454		378		80,835	0.04		(288)		80,547
China		319		429,781		287		430,387	0.20		(2,372)		428,015
Japan		7,944		885,607		437		893,988	0.41		(14,273)		879,715
U.S.		—		308,846		454		309,300	0.14		(478)		308,822
Others		63,707		147,836		974		212,517	0.10		(1,398)		211,119

Total	￦	103,504,641	￦	101,534,958	￦	11,873,851	￦	216,913,450	100.00	￦	(3,268,659)	￦	213,644,791

The details of the Group’s corporate loans by industry as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	9,407,103	9.31	￦	(11,420)	￦	9,395,683
Manufacturing		31,271,490	30.96		(994,577)		30,276,913
Service		37,853,285	37.47		(524,247)		37,329,038
Wholesale & Retail		14,693,154	14.55		(228,080)		14,465,074
Construction		4,804,677	4.76		(520,798)		4,283,879
Public sector		555,959	0.55		(6,705)		549,254
Others		2,431,953	2.40		(39,884)		2,392,069

	￦	101,017,621	100.00	￦	(2,325,711)	￦	98,691,910

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	7,291,052	7.18	￦	(11,139)	￦	7,279,913
Manufacturing		31,319,746	30.85		(931,442)		30,388,304
Service		38,649,492	38.07		(477,560)		38,171,932
Wholesale & Retail		15,124,459	14.90		(230,865)		14,893,594
Construction		4,688,691	4.62		(528,284)		4,160,407
Public sector		520,422	0.51		(7,076)		513,346
Others		3,941,096	3.87		(64,952)		3,876,144

	￦	101,534,958	100.00	￦	(2,251,318)	￦	99,283,640

The details of the Group’s retail and credit card loans by type as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	43,764,849	38.73	￦	(120,664)	￦	43,644,185
General purpose		58,155,798	51.47		(583,455)		57,572,343
Credit card		11,076,643	9.80		(390,127)		10,686,516

	￦	112,997,290	100.00	￦	(1,094,246)	￦	111,903,044

(In millions of Korean won)	Dec. 31, 2012
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	44,876,955	38.90	￦	(109,490)	￦	44,767,465
General purpose		58,627,686	50.81		(578,361)		58,049,325
Credit card		11,873,851	10.29		(329,490)		11,544,361

	￦	115,378,492	100.00	￦	(1,017,341)	￦	114,361,151

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by industry as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	3,692,388	40.59
Banking and Insurance		4,408,556	48.46
Others		996,445	10.95

		9,097,389	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		191,935	100.00

		191,935	100.00

Derivative financial assets
Government and government funded institutions		35,722	1.84
Banking and Insurance		1,668,013	86.12
Others		233,200	12.04

		1,936,935	100.00

Available-for-sale financial assets
Government and government funded institutions		11,353,886	50.79
Banking and Insurance		8,470,267	37.89
Others		2,529,442	11.32

		22,353,595	100.00

Held-to-maturity financial assets
Government and government funded institutions		9,878,861	79.85
Banking and Insurance		1,620,407	13.10
Others		873,014	7.05

		12,372,282	100.00

	￦	45,952,136

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	3,225,970	38.91
Banking and Insurance		4,038,097	48.70
Others		1,027,548	12.39

		8,291,615	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		192,607	100.00

		192,607	100.00

Derivative financial assets
Government and government funded institutions		29,236	1.40
Banking and Insurance		1,857,366	88.81
Others		204,683	9.79

		2,091,285	100.00

Available-for-sale financial assets
Government and government funded institutions		10,355,155	47.64
Banking and Insurance		8,879,741	40.85
Others		2,502,344	11.51

		21,737,240	100.00

Held-to-maturity financial assets
Government and government funded institutions		9,854,991	80.41
Banking and Insurance		1,593,713	13.00
Others		807,102	6.59

		12,255,806	100.00

	￦	44,568,553

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by country, as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Amount		%
Financial assets held for trading
Korea	￦	9,097,389	100.00

		9,097,389	100.00

Financial assets designated at fair value through profit or loss
Korea		186,314	97.07
Others		5,621	2.93

		191,935	100.00

Derivative financial assets
Korea		754,161	38.94
United States		334,204	17.25
Others		848,570	43.81

		1,936,935	100.00

Available-for-sale financial assets
Korea		22,352,795	100.00
Others		800	0.00

		22,353,595	100.00

Held-to-maturity financial assets
Korea		12,372,281	100.00
United States		1	0.00

		12,372,282	100.00

	￦	45,952,136

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Amount		%
Financial assets held for trading
Korea	￦	8,291,615	100.00

		8,291,615	100.00

Financial assets designated at fair value through profit or loss
Korea		192,607	100.00

		192,607	100.00

Derivative financial assets
Korea		705,318	33.73
United States		366,827	17.54
Others		1,019,140	48.73

		2,091,285	100.00

Available-for-sale financial assets
Korea		21,560,009	99.18
United States		176,394	0.81
Others		837	0.01

		21,737,240	100.00

Held-to-maturity financial assets
Korea		12,255,805	100.00
United States		1	0.00

		12,255,806	100.00

	￦	44,568,553

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading are in the banking and insurance industries and have high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off- balance items such as commitments and financial guarantee contracts. The Group discloses them by maturity groups: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off- balance items are measured, managed and reported to the Risk Management Council and Risk Management Committee on a regular basis.

As the main subsidiary, Kookmin Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	5,990,860	￦	607,279	￦	307,146	￦	157,994	￦	23,483	￦	126,584	￦	7,213,346
Financial assets held for trading[2]		10,227,053		—		—		—		—		—		10,227,053
Financial assets designated at fair value through profit or loss[2]		347,138		—		—		—		—		—		347,138
Derivatives held for trading[2]		1,743,957		—		—		—		—		—		1,743,957
Derivatives held for fair value hedging[3]		—		5,549		11,653		10,421		126,655		165,463		319,741
Loans		134,432		24,874,346		27,696,562		69,988,499		60,066,379		80,430,298		263,190,516
Available-for-sale financial assets[4]		2,253,280		980,852		1,854,865		4,199,258		14,641,107		3,128,259		27,057,621
Held-to-maturity financial assets		—		211,363		303,011		2,981,875		8,373,684		2,072,185		13,942,118
Other financial assets		21,111		7,292,782		14,747		1,574,360		7,540		1,971		8,912,511

	￦	20,717,831	￦	33,972,171	￦	30,187,984	￦	78,912,407	￦	83,238,848	￦	85,924,760	￦	332,954,001

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Financial liabilities
Financial liabilities held for trading[2]	￦	1,239,377	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,239,377
Financial liabilities designated at fair value through profit or loss[2]		628,227		—		—		—		—		—		628,227
Derivatives held for trading[2]		1,762,788		—		—		—		—		—		1,762,788
Derivatives held for fair value hedging[3]		—		25,131		(40,773)		36,967		123,146		(2)		144,469
Deposits[5]		68,126,880		15,448,516		26,227,195		80,063,604		8,120,341		2,061,862		200,048,398
Debts		765,386		5,323,549		2,833,446		4,716,916		3,213,212		637,612		17,490,121
Debentures		24,169		550,920		602,757		5,101,506		18,044,244		3,929,394		28,252,990
Other financial liabilities		762,715		9,038, 576		11,919		68,790		7,557		24,778		9,914,335

	￦	73,309,542	￦	30,386,692	￦	29,634,544	￦	89,987,783	￦	29,508,500	￦	6,653,644	￦	259,480,705

Off- balance items
Commitments[6]	￦	95,075,262	￦	—	￦	—	￦	—	￦	—	￦	—	￦	95,075,262
Financial guarantee contracts[7]		1,604,164		—		—		—		—		—		1,604,164

	￦	96,679,426	￦	—	￦	—	￦	—	￦	—	￦	—	￦	96,679,426

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	5,953,114	￦	586,856	￦	75,523	￦	187,260	￦	—	￦	136,584	￦	6,939,337
Financial assets held for trading[2]		9,207,629		—		—		—		—		—		9,207,629
Financial assets designated at fair value through profit or loss[2]		352,090		—		—		—		—		—		352,090
Derivatives held for trading[2]		1,907,774		—		—		—		—		—		1,907,774
Derivatives held for fair value hedging[3]		—		6,645		929		18,600		125,511		163,808		315,493
Loans		270,630		22,283,867		24,831,094		76,258,158		57,820,640		78,541,113		260,005,502
Available-for-sale financial assets[4]		1,614,088		1,144,862		1,657,669		4,867,428		13,426,354		3,246,902		25,957,303
Held-to-maturity financial assets		—		142,902		362,905		2,525,112		8,753,186		2,192,044		13,976,149
Other financial assets		22,856		5,522,950		14,040		1,560,953		5,843		1,853		7,128,495

	￦	19,328,181	￦	29,688,082	￦	26,942,160	￦	85,417,511	￦	80,131,534	￦	84,282,304	￦	325,789,772

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Financial liabilities
Financial liabilities held for trading[2]	￦	1,381,997	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,381,997
Financial liabilities designated at fair value through profit or loss[2]		469,138		—		—		—		—		—		469,138
Derivatives held for trading[2]		1,854,216		—		—		—		—		—		1,854,216
Derivatives held for fair value hedging[3]		—		26,041		3		(1,456)		189,613		2,396		216,597
Deposits[5]		67,380,045		16,409,143		29,419,363		79,230,974		8,388,915		2,233,375		203,061,815
Debts		273,586		3,854,683		2,934,083		5,671,408		2,879,533		662,557		16,275,850
Debentures		24,659		1,384,530		1,028,779		3,577,851		18,220,238		4,020,164		28,256,221
Other financial liabilities		14,374		7,031,298		8,624		75,325		8,831		22,041		7,160,493

	￦	71,398,015	￦	28,705,695	￦	33,390,852	￦	88,554,102	￦	29,687,130	￦	6,940,533	￦	258,676,327

Off- balance items
Commitments[6]	￦	94,069,169	￦	—	￦	—	￦	—	￦	—	￦	—	￦	94,069,169
Financial guarantee contracts[7]		1,509,269		—		—		—		—		—		1,509,269

	￦	95,578,438	￦	—	￦	—	￦	—	￦	—	￦	—	￦	95,578,438

[1]	The amounts of ￦3,878,891 million and ￦3,647,285 million which are restricted amounts due from the financial institutions as of March 31, 2013 and December 31, 2012, respectively, are excluded.

[2]

Financial instruments held for trading, financial instruments designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category.

[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.

[4]

Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category because most of them are available for sale at anytime. However, in the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to be lifted.

[5]	Deposits that are contractually repayable on demand or on short notice are classified as ‘On demand’ category.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

[6]	Commitments are included in the ‘On demand’ category because payments can be required upon request.

[7]	The financial guarantee contracts are included in the ‘On demand’ category because payments can be required upon request.

The contractual cash flows of derivatives held for cash flow hedging as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
To be received	￦	3,518	￦	4,732	￦	22,631	￦	361,994	￦	—	￦	392,875
To be paid		(4,076)		(6,170)		(29,736)		(358,210)		—		(398,192)

(In millions of Korean won)	Dec. 31, 2012
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
To be received	￦	3,321	￦	4,931	￦	23,486	￦	357,927	￦	—	￦	389,665
To be paid		(3,864)		(6,277)		(29,702)		(366,291)		—		(406,134)

4.4 Market risk

4.4.1 Overview of market risk

Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments, such as securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, and other risks are stock price risks and currency risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary in the Group.

Market risk management group

The Group sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

As the main subsidiary, Kookmin Bank establishes market risk management policy, sets position limits, loss limits and VAR limits of each business group and approves newly developed derivative instruments, through its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business departments to the Market Risk Management Committee which is chaired by a Chief Risk Officer (CRO). The Market Risk Management Committee sets VaR limits, position limits, loss limits, scenario loss limits and sensitivity limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines operational standards of interest and commission, revises Asset Liability Management (ALM) risk management guidelines, interest rate and commission guidelines and monitors establishment and enforcement of ALM risk management policies. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimated reflecting the annual work plan. The financial management department and risk management department measure and monitor the interest risk status and limits on a regular basis. The status and limits of interest rate risks such as interest rate gap, duration gap and sensitivity are reported to the ALCO on a monthly basis and to the Risk Management Council on a quarterly basis. The responsibility for ALM control is delegated to the Risk Management Department to ensure adequacy of interest rate and liquidity risk management. The Risk Management Department monitors and reviews risk management procedures and tasks conducted by the Financial Management Department, and reports related information to management independently.

4.4.2 Trading Position

Definition of a trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and basic requirements are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and Guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Observation method on market risk arising from trading positions

The Group calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

VaR (Value at Risk)

i. VaR (Value at Risk)

The Group uses the value-at-risk methodology to measure the market risk of trading positions. There have been changes in market risk measurement technique during the year ended December 31, 2012, and the detailed descriptions are below.

Previous method:

The Group used a daily VaR measure, which is a statistically estimated maximum amount of loss that could occur in one day under normal distribution of financial variables. The Group calculated VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 550 business days and measured VaR at a 99% single tail confidence level.

Current method:

The Group now uses the 10-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered as a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results. However, the KB Investment & Securities Co., Ltd. calculates ten-day VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 250 business days and measures VaR at a 99% single tail confidence level.

These changes in market risk measurement technique are intended to reflect the volatilities of the market more accurately. The current method immediately reflects the scenario of a day when the financial market shows dramatic moves, and the market risk of financial instruments with complex risk attributes can be measured more appropriately than under the previous methodology.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. Also, general and individual risks in some positions included in the consolidated financial statements in adoption of K-IFRS, are measured using a standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the market risk model. In back-testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of derivatives and other risk factors that have significant influence on the value of the portfolio. The Group mainly uses an historical scenario tool and also uses a hypothetical scenario tool for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by subsidiary as of March 31, 2013 and one-day holding period by subsidiary as of December 31, 2012, are as follows:

Kookmin Bank

	March 31, 2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	9,678	￦	7,428	￦	11,755	￦	11,430
Stock price risk		4,731		3,420		5,602		4,474
Foreign exchange rate risk		10,158		7,481		13,589		8,586
Deduction of diversification effect		—		—		—		(11,385)

Total VaR	￦	13,817	￦	10,868	￦	17,435	￦	13,105

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

	Dec. 31, 2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending[1]
Interest rate risk	￦	20,173	￦	8,379	￦	29,329	￦	8,379
Stock price risk		4,215		467		8,745		4,865
Foreign exchange rate risk		26,565		9,590		39,185		11,201
Deduction of diversification effect		—		—		—		(12,710)

Total VaR	￦	20,685	￦	10,637	￦	28,717	￦	11,735

[1]	The average, minimum and maximum amounts are based on the data from the beginning of May to the end of December.

KB Investment & Securities Co., Ltd.

	March 31, 2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	3,680	￦	2,803	￦	4,739	￦	4,510
Stock price risk		2,190		569		4,690		2,834
Foreign exchange rate risk		467		45		1,311		97
Deduction of diversification effect		—		—		—		(2,177)

Total VaR	￦	4,382	￦	3,099	￦	6,483	￦	5,264

	Dec. 31, 2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending
Interest rate risk	￦	1,805	￦	572	￦	5,054	￦	3,532
Stock price risk		2,350		486		8,683		658
Foreign exchange rate risk		309		18		1,329		224
Deduction of diversification effect		—		—		—		(763)

Total VaR	￦	3,119	￦	724	￦	8,752	￦	3,651

[1]	The average, minimum and maximum amounts are based on the ten day VaR data from the beginning of April to the end of December.

KB Life Insurance Co., Ltd.

	March 31, 2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	207	￦	157	￦	273	￦	204
Deduction of diversification effect		—		—		—		—

Total VaR	￦	207	￦	157	￦	273	￦	204

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

	Dec. 31, 2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending
Interest rate risk	￦	111	￦	58	￦	152	￦	127
Deduction of diversification effect		—		—		—		—

Total VaR	￦	111	￦	58	￦	152	￦	127

[1]	The average, minimum and maximum amounts are based on the data from the beginning of April to the end of December.

KB Investment Co., Ltd.

	March 31, 2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Foreign exchange rate risk	￦	35	￦	30	￦	41	￦	35
Deduction of diversification effect		—		—		—		—

Total VaR	￦	35	￦	30	￦	41	￦	35

	Dec. 31, 2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending
Foreign exchange rate risk	￦	63	￦	39	￦	92	￦	41
Deduction of diversification effect		—		—		—		—

Total VaR	￦	63	￦	39	￦	92	￦	41

[1]	The average, minimum and maximum amounts are based on the data from the beginning of April to the end of December.

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of March 31, 2013 and December 31, 2012, is as follows:

Kookmin Bank

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Interest rate risk	￦	1,807	￦	1,673
Stock price risk		4,423		4,567
Foreign exchange rate risk		9,877		9,081

	￦	16,107	￦	15,321

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

KB Investment & Securities Co., Ltd.

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Interest rate risk	￦	3,515	￦	4,607
Stock price risk		7,413		3,224

	￦	10,928	￦	7,831

KB Life Insurance Co., Ltd.

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Stock price risk	￦	13	￦	13

	￦	13	￦	13

KB Investment Co., Ltd.

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Stock price risk	￦	1,281	￦	1,385

	￦	1,281	￦	1,385

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Kazakhstan Tenge, and the remainder in Japanese Yen or Euro. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

4.4.3 Non-trading position

Definition of non-trading position

The most critical market risk that arises in non-trading portfolios is interest rate risk. Interest rate risk occurs due to mismatches on maturities and interest rate change periods between interest sensitive assets and liabilities. The Group measures interest rate risk arising from assets and liabilities denominated in Korean won and foreign currencies including derivative financial instruments held for hedging. Most interest-bearing assets and interest-bearing liabilities are denominated in Korean won. Most foreign currency assets and liabilities are denominated in US Dollars and the remainder in Japanese Yen or Euro.

Observation method on market risk arising from non-trading position

The main objective of interest rate risk management is to generate stable net interest income and to protect asset values against interest rate fluctuations. The Group manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measuring interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on the interest rates repricing dates for interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities in each maturity bucket. The Group conducts interest gap analysis on assets denominated in Korean won and foreign currencies on a monthly basis. However, where there is no contractual maturity for a particular instrument, then a maturity date is set according to internal liquidity risk management guidelines.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The results of the interest rate gap analysis by subsidiary as of March 31, 2013 and December 31, 2012, are as follows:

Kookmin Bank

(In millions of Korean won)	March 31, 2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	98,787,887	￦	42,596,296	￦	36,575,823	￦	23,902,010	￦	15,092,797	￦	216,954,813
Interest-bearing liabilities in Korean won		90,037,355		33,742,580		52,861,476		21,486,915		16,169,180		214,297,506

Gap	￦	8,750,532	￦	8,853,716	￦	(16,285,653)	￦	2,415,095	￦	(1,076,383)	￦	2,657,307

Accumulated gap		8,750,532		17,604,248		1,318,595		3,733,690		2,657,307

Percentage (%)		4.03		8.11		0.61		1.72		1.22

Interest-bearing assets in foreign currencies	￦	11,043,467	￦	2,109,960	￦	649,738	￦	592,673	￦	285,673	￦	14,681,511
Interest-bearing liabilities in foreign currencies		9,094,151		4,296,313		1,076,407		370,031		122,331		14,959,233

Gap	￦	1,949,316	￦	(2,186,353)	￦	(426,669)	￦	222,642	￦	163,342	￦	(277,722)

Accumulated gap		1,949,316		(237,037)		(663,706)		(441,064)		(277,722)

Percentage (%)		13.28		(1.61)		(4.52)		(3.00)		(1.89)

(In millions of Korean won)	Dec. 31, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	92,032,100	￦	50,782,044	￦	36,993,573	￦	23,435,855	￦	16,535,527	￦	219,779,099
Interest-bearing liabilities in Korean won		92,375,407		35,360,716		49,686,942		22,184,737		15,961,186		215,568,988

Gap	￦	(343,307)	￦	15,421,328	￦	(12,693,369)	￦	1,251,118	￦	574,341	￦	4,210,111

Accumulated gap		(343,307)		15,078,021		2,384,652		3,635,770		4,210,111

Percentage (%)		(0.16)		6.86		1.09		1.65		1.92

Interest-bearing assets in foreign currencies	￦	10,105,090	￦	2,090,551	￦	718,802	￦	641,281	￦	121,700	￦	13,677,424
Interest-bearing liabilities in foreign currencies		8,218,370		3,533,356		1,964,078		513,647		117,821		14,347,272

Gap	￦	1,886,720	￦	(1,442,805)	￦	(1,245,276)	￦	127,634	￦	3,879	￦	(669,848)

Accumulated gap		1,886,720		443,915		(801,361)		(673,727)		(669,848)

Percentage (%)		13.79		3.25		(5.86)		(4.93)		(4.90)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

KB Kookmin Card Co., Ltd.

(In millions of Korean won)	March 31, 2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	3,292,475	￦	959,914	￦	1,178,067	￦	4,593,697	￦	3,057,061	￦	13,081,214
Interest-bearing liabilities in Korean won		770,000		530,000		1,330,391		4,046,800		2,608,000		9,285,191

Gap	￦	2,522,475	￦	429,914	￦	(152,324)	￦	546,897	￦	449,061	￦	3,796,023

Accumulated gap		2,522,475		2,952,389		2,800,065		3,346,962		3,796,023

Percentage (%)		19.28		22.57		21.41		25.59		29.02

(In millions of Korean won)	Dec. 31, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	2,743,651	￦	802,981	￦	1,100,429	￦	8,453,580	￦	9,765	￦	13,110,406
Interest-bearing liabilities in Korean won		1,370,000		260,000		1,310,000		3,921,800		2,221,000		9,082,800

Gap	￦	1,373,651	￦	542,981	￦	(209,571)	￦	4,531,780	￦	(2,211,235)	￦	4,027,606

Accumulated gap		1,373,651		1,916,632		1,707,061		6,238,841		4,027,606

Percentage (%)		10.48		14.62		13.02		47.59		30.72

KB Investment & Securities Co., Ltd.

(In millions of Korean won)	March 31, 2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	458,721	￦	20,000	￦	181,056	￦	122,500	￦	1,953	￦	784,230
Interest-bearing liabilities in Korean won		406,659		—		100,000		—		—		506,659

Gap	￦	52,062	￦	20,000	￦	81,056	￦	122,500	￦	1,953	￦	277,571

Accumulated gap		52,062		72,062		153,118		275,618		277,571

Percentage (%)		6.64		9.19		19.52		35.15		35.39
Interest-bearing assets in foreign currencies	￦	500	￦	—	￦	—	￦	—	￦	—	￦	500
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	￦	500	￦	—	￦	—	￦	—	￦	—	￦	500

Accumulated gap		500		500		500		500		500

Percentage (%)		100.00		100.00		100.00		100.00		100.00

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	342,543	￦	75,000	￦	66,032	￦	100,000	￦	2,291	￦	585,866
Interest-bearing liabilities in Korean won		339,444		30,000		100,000		—		—		469,444

Gap	￦	3,099	￦	45,000	￦	(33,968)	￦	100,000	￦	2,291	￦	116,422

Accumulated gap		3,099		48,099		14,131		114,131		116,422

Percentage (%)		0.53		8.21		2.41		19.48		19.87

Interest-bearing assets in foreign currencies	￦	2,263	￦	—	￦	—	￦	—	￦	—	￦	2,263
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	￦	2,263	￦	—	￦	—	￦	—	￦	—	￦	2,263

Accumulated gap		2,263		2,263		2,263		2,263		2,263

Percentage (%)		100.00		100.00		100.00		100.00		100.00

KB Life Insurance Co., Ltd.

(In millions of Korean won)	March 31, 2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	121,140	￦	245,993	￦	555,087	￦	1,137,006	￦	2,513,175	￦	4,572,401
Interest-bearing liabilities in Korean won		20,125		73,319		4,345,209		16,542		537,579		4,992,774

Gap	￦	101,015	￦	172,674	￦	(3,790,122)	￦	1,120,464	￦	1,975,596	￦	(420,373)

Accumulated gap		101,015		273,689		(3,516,433)		(2,395,969)		(420,373)

Percentage (%)		2.21		5.99		(76.91)		(52.40)		(9.19)

(In millions of Korean won)	Dec. 31, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	133,084	￦	100,088	￦	640,829	￦	1,106,126	￦	2,482,444	￦	4,462,571
Interest-bearing liabilities in Korean won		24,616		67,092		4,131,620		20,525		531,472		4,775,325

Gap	￦	108,468	￦	32,996	￦	(3,490,791)	￦	1,085,601	￦	1,950,972	￦	(312,754)

Accumulated gap		108,468		141,464		(3,349,327)		(2,263,726)		(312,754)

Percentage (%)		2.43		3.17		(75.05)		(50.73)		(7.01)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

KB Savings Bank Co., Ltd.

(In millions of Korean won)	March 31, 2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	223,589	￦	129,705	￦	32,532	￦	71,627	￦	182,563	￦	640,016
Interest-bearing liabilities in Korean won		121,960		186,204		151,253		25,392		2,397		487,206

Gap	￦	101,629	￦	(56,499)	￦	(118,721)	￦	46,235	￦	180,166	￦	152,810

Accumulated gap		101,629		45,130		(73,591)		(27,356)		152,810

Percentage (%)		15.88		7.05		(11.50)		(4.27)		23.88

(In millions of Korean won)	Dec. 31, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	251,570	￦	81,607	￦	90,543	￦	42,725	￦	180,729	￦	647,174
Interest-bearing liabilities in Korean won		90,061		96,665		280,717		26,750		2,788		496,981

Gap	￦	161,509	￦	(15,058)	￦	(190,174)	￦	15,975	￦	177,941	￦	150,193

Accumulated gap		161,509		146,451		(43,723)		(27,748)		150,193

Percentage (%)		24.96		22.63		(6.76)		(4.29)		23.21

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk at a 99.94% confidence level. The measurement results of risk as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Kookmin Bank	￦	76,423	￦	177,418
KB Kookmin Card Co., Ltd.		49,813		41,867
KB Investment & Securities Co., Ltd.		7,903		5,525
KB Life Insurance Co., Ltd.		141,197		156,474
KB Savings Bank Co., Ltd.		2,982		2,224

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

4.4.4 Financial instruments in foreign currencies

Financial instruments in foreign currencies as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	￦	777,558	￦	160,812	￦	69,785	￦	8,537	￦	54,529	￦	122,714	￦	1,193,935
Derivatives held for trading		109,825		142		1,236		—		—		—		111,203
Derivatives held for hedging		18,129		—		—		—		—		—		18,129
Loans		10,042,690		1,882,765		590,698		113,171		914		254,392		12,884,630
Available-for-sale financial assets		797,676		11,883		17,259		1,109		—		1,504		829,431
Held-to-maturity financial assets		1		—		—		—		—		—		1
Other financial assets		1,970,765		419,349		225,258		10,571		—		169,508		2,795,451

	￦	13,716,644	￦	2,474,951	￦	904,236	￦	133,388	￦	55,443	￦	548,118	￦	17,832,780

Financial liabilities
Derivatives held for trading	￦	171,724	￦	167	￦	1,745	￦	—	￦	—	￦	—	￦	173,636
Derivatives held for hedging		43		—		—		—		—		—		43
Deposits		3,768,826		780,034		213,672		19,663		4,698		297,558		5,084,451
Debts		5,256,668		1,852,704		478,177		16,378		50		180,911		7,784,888
Debentures		2,431,115		483,790		233,976		—		—		273,812		3,422,693
Other financial liabilities		2,009,070		184,830		246,147		105,615		2,250		219,971		2,767,883

	￦	13,637,446	￦	3,301,525	￦	1,173,717	￦	141,656	￦	6,998	￦	972,252	￦	19,233,594

Off-balance items	￦	16,998,209	￦	4,292	￦	5,601	￦	4,648	￦	—	￦	8,134	￦	17,020,884

(In millions of Korean won)	Dec. 31, 2012
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	￦	867,448	￦	162,793	￦	89,429	￦	13,544	￦	20,625	￦	82,967	￦	1,236,806
Derivatives held for trading		106,215		150		1,267		—		—		—		107,632
Derivatives held for hedging		21,794		—		—		—		—		—		21,794
Loans		9,185,177		2,185,242		528,812		139,134		883		169,483		12,208,731
Available-for-sale financial assets		628,941		21,313		17,315		1,109		—		1,504		670,182
Held-to-maturity financial assets		1		—		—		—		—		—		1
Other financial assets		528,529		51,020		100,883		1,388		—		109,452		791,272

	￦	11,338,105	￦	2,420,518	￦	737,706	￦	155,175	￦	21,508	￦	363,406	￦	15,036,418

Financial liabilities
Derivatives held for trading	￦	180,324	￦	177	￦	1,753	￦	—	￦	—	￦	—	￦	182,254
Deposits		3,767,148		611,386		210,837		17,243		2,793		290,124		4,899,531
Debts		5,033,696		1,765,338		513,294		32,745		48		189,897		7,535,018
Debentures		2,006,660		550,037		249,668		—		—		355,381		3,161,746
Other financial liabilities		1,187,766		59,927		26,234		109,670		39		30,135		1,413,771

	￦	12,175,594	￦	2,986,865	￦	1,001,786	￦	159,658	￦	2,880	￦	865,537	￦	17,192,320

Off-balance items	￦	15,818,548	￦	4,537	￦	5,566	￦	4,760	￦	—	￦	7,980	￦	15,841,391

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

4.6. Capital Adequacy

The Group assesses its adequacy of capital by using the Internal Rating Based Approach (the ‘IRBA’). The assessment is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under the target credit rate set by the Group). The Group monitors the soundness of finance and provides a risk adjusted basis for performance review.

Economic Capital is the necessary capital to prevent the inability of payment due to unexpected loss in the future. The Group measures, allocates and monitors economic capital by risk type and subsidiaries.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates economic capital by risk type and subsidiary. Each subsidiary efficiently operates its capital within a range of allocated economic capital. The Risk Management Department of the Group monitors the limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion.

The Group is a financial holding company under the Financial Holding Companies Act. It must maintain a consolidated BIS ratio above 8% based on Basel I in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The details of the Group’s consolidated BIS ratio as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Equity Capital:	￦	27,109,738	￦	26,907,004
Tier I Capital		21,089,261		20,595,885
Tier II Capital		6,020,477		6,311,119
Risk-weighted assets:		190,445,928		193,510,143
Credit risk		183,747,428		187,465,230
Market risk		6,698,500		6,044,913
Capital adequacy ratio (%):		14.23		13.90
Tier I Capital (%)		11.07		10.64
Tier II Capital (%)		3.16		3.26

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into the following business segments. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

Banking business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

	Other Banking services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Credit Card business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Investment & Securities business		The activities within this segment include investment banking and brokerage services and other supporting activities.

Life Insurance business		The activities within this segment include life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Financial information by business segment for the three-month period ended March 31, 2013, follows:

(In millions of Korean won)

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	￦	473,432	￦	681,289	￦	272,683	￦	1,427,404	￦	332,968	￦	35,961	￦	23,242	￦	24,832	￦	—	￦	1,844,407
Segment operating revenues (expenses)		(667)		(20,387)		68,273		47,219		(50,424)		1,008		(5,703)		31,436		(23,536)		—

	￦	472,765	￦	660,902	￦	340,956	￦	1,474,623	￦	282,544	￦	36,969	￦	17,539	￦	56,268	￦	(23,536)	￦	1,844,407

Net interest income		632,471		531,357		149,719		1,313,547		260,214		5,621		49,944		21,679		(414)		1,650,591
Interest income		1,143,920		1,250,794		373,797		2,768,511		353,027		9,451		49,933		26,541		(5,456)		3,202,007
Interest expense		(511,449)		(719,437)		(224,078)		(1,454,964)		(92,813)		(3,830)		11		(4,862)		5,042		(1,551,416)
Net fee and commission income		57,975		178,152		41,758		277,885		42,485		20,375		21		26,227		(92)		366,901
Fee and commission income		67,408		193,206		59,549		320,163		321,630		22,757		21		30,297		(56,842)		638,026
Fee and commission expense		(9,433)		(15,054)		(17,791)		(42,278)		(279,145)		(2,382)		—		(4,070)		56,750		(271,125)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		115		(469)		185,658		185,304		—		9,822		2,981		3,893		(1)		201,999
Net other operating income (loss)		(217,796)		(48,138)		(36,179)		(302,113)		(20,155)		1,151		(35,407)		4,469		(23,029)		(375,084)
General and administrative expenses		(184,764)		(449,123)		(207,812)		(841,699)		(88,157)		(26,766)		(13,082)		(31,136)		15,395		(985,445)
Operating profit before provision for credit losses		288,001		211,779		133,144		632,924		194,387		10,203		4,457		25,132		(8,141)		858,962
Provision (reversal) for credit losses		(165,540)		(91,451)		130		(256,861)		(69,648)		(1,307)		(119)		1,477		361		(326,097)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Net operating profit	122,461	120,328	133,274	376,063	124,739	8,896	4,338	26,609	(7,780)	532,865
Share of profit of associates	—	—	8,026	8,026	—	—	—	417	973	9,416

Net other non-operating revenue (expense)	15	—	6,986	7,001	23	(29)	(28)	195	(1,707)	5,455
Segment profits before income tax	122,476	120,328	148,286	391,090	124,762	8,867	4,310	27,221	(8,514)	547,736
Income tax expense	(30,320)	(34,032)	(30,881)	(95,233)	(29,172)	(2,197)	(1,043)	(6,161)	(1,014)	(134,820)
Profit for the period	92,156	86,296	117,405	295,857	95,590	6,670	3,267	21,060	(9,528)	412,916
Profit attributable to Shareholders of the parent company	92,156	86,296	117,360	295,812	95,590	6,670	3,267	21,060	(10,941)	411,458
Profit attributable to Non-controlling interests	—	—	45	45	—	—	—	—	1,413	1,458
Total assets[1]	92,162,277	98,391,592	70,946,442	261,500,311	13,791,635	3,834,905	6,302,679	21,369,158	(20,128,310)	286,670,378
Total liabilities[1]	80,504,845	117,088,204	43,752,786	241,345,835	10,620,637	3,283,743	5,884,612	1,306,990	(854,775)	261,587,042

[1]	Amount before intra-group transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Financial information by business segment for the three-month period ended March 31, 20121, follows:

(In millions of Korean won)

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	￦	532,053	￦	847,052	￦	384,022	￦	1,763,127	￦	323,346	￦	37,986	￦	39,916	￦	5,996	￦	—	￦	2,170,371
Segment operating revenues (expenses)		5,261		(15,818)		85,240		74,683		(69,836)		522		(18,031)		43,539		(30,877)		—

	￦	537,314	￦	831,234	￦	469,262	￦	1,837,810	￦	253,510	￦	38,508	￦	21,885	￦	49,535	￦	(30,877)	￦	2,170,371

Net interest income		636,964		669,593		182,111		1,488,668		240,700		5,743		44,251		12,725		(571)		1,791,516
Interest income		1,304,882		1,468,683		411,784		3,185,349		346,616		10,403		44,260		32,067		(6,018)		3,612,677
Interest expense		(667,918)		(799,090)		(229,673)		(1,696,681)		(105,916)		(4,660)		(9)		(19,342)		5,447		(1,821,161)
Net fee and commission income		62,436		202,906		66,744		332,086		21,121		21,589		17		24,476		(8,808)		390,481
Fee and commission income		67,521		205,709		103,341		376,571		344,002		24,586		17		28,334		(84,679)		688,831
Fee and commission expense		(5,085)		(2,803)		(36,597)		(44,485)		(322,881)		(2,997)		—		(3,858)		75,871		(298,350)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		(185)		488		200,791		201,094		—		8,427		974		2,605		8		213,108
Net other operating income (loss)		(161,901)		(41,753)		19,616		(184,038)		(8,311)		2,749		(23,357)		9,729		(21,506)		(224,734)
General and administrative expenses		(193,927)		(420,730)		(220,586)		(835,243)		(84,140)		(26,864)		(11,772)		(31,786)		17,937		(971,868)
Operating profit before provision for credit losses		343,387		410,504		248,676		1,002,567		169,370		11,644		10,113		17,749		(12,940)		1,198,503
Provision (reversal) for credit losses		(196,075)		(115,080)		(103)		(311,258)		(76,485)		(1,219)		(443)		290		22		(389,093)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Net operating profit	147,312	295,424	248,573	691,309	92,885	10,425	9,670	18,039	(12,918)	809,410
Share of profit of associates	—	—	11,773	11,773	—	—	—	136	(1,998)	9,911

Net other non-operating revenue (expense)	(23)	—	(11,035)	(11,058)	235	(462)	(58)	239	(226)	(11,330)
Segment profits before income tax	147,289	295,424	249,311	692,024	93,120	9,963	9,612	18,414	(15,142)	807,991
Income tax expense	(35,584)	(75,564)	(54,443)	(165,591)	(21,951)	(4,012)	(2,352)	(5,532)	93	(199,345)
Profit for the period	111,705	219,860	194,868	526,433	71,169	5,951	7,260	12,882	(15,049)	608,646
Profit attributable to Shareholders of the parent company	111,705	219,860	194,729	526,294	71,169	5,951	7,260	12,882	(18,617)	604,939
Profit attributable to Non-controlling interests	—	—	139	139	—	—	—	—	3,568	3,707
Total assets[2]	93,143,686	100,591,642	67,311,525	261,046,853	14,046,174	3,315,245	5,987,928	24,145,671	(22,790,817)	285,751,054
Total liabilities[2]	84,489,904	115,521,270	40,996,497	241,007,671	10,966,541	2,769,498	5,594,727	5,933,848	(5,305,996)	260,966,289

[1]	Operating revenues by business segment for the three-month period ended March 31, 2012, have been restated due to a change of reportable segments
[2]	Amount before intra-group transaction adjustment are as of December 31, 2012.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012
Banking service	￦	1,427,404	￦	1,763,127
Credit card service		332,968		323,346
Investment & securities service		35,961		37,986
Life insurance service		23,242		39,916
Other service		24,832		5,996

	￦	1,844,407	￦	2,170,371

5.2.2 Geographical information

Geographical operating revenues from external customers for the three-month periods ended March 31, 2013 and 2012, and major non-current assets as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013				March 31, 2012
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets[1]
Domestic	￦	1,824,138	￦	3,551,618	￦	2,146,327	￦	3,574,205
United States		3,353		33		2,429		35
New Zealand		2,029		32		1,882		35
China		4,295		11,326		7,700		11,349
Japan		6,067		2,385		8,018		2,653
Argentina		2		—		2		—
Vietnam		564		417		202		429
Cambodia		1,206		512		824		546
England		2,753		16		2,987		16
Intra-group adjustment		—		58,378		—		57,230

	￦	1,844,407	￦	3,624,717	￦	2,170,371	￦	3,646,498

[1]	Major non-current assets are as of December 31, 2012.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair value of financial instruments

Carrying amount and fair values of financial assets and as of March 31, 2013 and December 31, 2012, are as follows:

	March 31, 2013				Dec. 31, 2012
(In millions of Korean won)	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	￦	11,038,778	￦	11,042,746	￦	10,592,605	￦	10,545,944
Financial assets held for trading
Debt securities		9,097,389		9,097,389		8,291,615		8,291,615
Equity securities		1,084,955		1,084,955		876,175		876,175
Others		44,709		44,709		39,839		39,839
Financial assets designated at fair value through profit or loss
Equity securities		155,203		155,203		159,483		159,483
Derivative linked securities		191,935		191,935		192,607		192,607
Derivatives held for trading		1,743,957		1,743,957		1,907,774		1,907,774
Derivatives held for hedging		192,978		192,978		183,511		183,511
Loans		210,594,954		211,907,897		213,644,791		214,665,080
Available-for-sale financial assets
Debt securities		22,353,595		22,353,595		21,737,240		21,737,240
Equity securities		2,564,433		2,564,433		2,474,306		2,474,306
Held-to-maturity financial assets		12,372,282		13,015,358		12,255,806		12,837,009
Other financial assets		9,351,797		9,351,797		7,569,596		7,569,596

	￦	280,786,965	￦	282,746,952	￦	279,925,348	￦	281,480,179

Financial liabilities
Financial liabilities held for trading	￦	1,239,377	￦	1,239,377	￦	1,381,997	￦	1,381,997
Financial liabilities designated at fair value through profit or loss		628,227		628,227		469,138		469,138
Derivatives held for trading		1,762,788		1,762,788		1,854,216		1,854,216
Derivatives held for hedging		133,746		133,746		200,526		200,526
Deposits		194,502,849		195,021,969		197,346,205		197,793,204
Debts		17,185,727		17,252,571		15,965,458		15,984,126
Debentures		24,383,174		26,019,585		24,270,212		25,762,049
Other financial liabilities		14,127,375		14,127,669		12,160,963		12,161,057

	￦	253,963,263	￦	256,185,932	￦	253,648,715	￦	255,606,313

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	In case of cash, the carrying amount is regarded as representative of fair value. Carrying amount of demand due from financial institutions are regarded as representative of fair value because they do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is determined using a DCF model.

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including Discounted Cash Flow (DCF) Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Discounted Cash Flow Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Debts	Fair value is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and liabilities	In the case of other financial assets and other financial liabilities, carrying amount is regarded as representative of fair value without applying the DCF method because expiration date or relatively short-term is not defined naturally as temporary accruals derived from various transactions.

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Fair value hierarchy

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

The fair value hierarchy of financial assets and liabilities measured at fair value

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of March 31, 2013 and December 31, 2012, is as follows:

(In millions of Korean won)	March 31, 2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	4,828,155	￦	4,269,234	￦	—	￦	9,097,389
Equity securities		537,614		547,341		—		1,084,955
Others		44,709		—		—		44,709
Financial assets designated at fair value through profit or loss
Equity securities		—		155,203		—		155,203
Derivative linked securities		—		15,047		176,888		191,935
Derivatives held for trading		349		1,698,060		45,548		1,743,957
Derivatives held for hedging		—		191,117		1,861		192,978
Available-for-sale financial assets[1]
Debt securities		10,839,018		11,508,419		6,158		22,353,595
Equity securities		991,911		312,762		1,259,760		2,564,433

	￦	17,241,756	￦	18,697,183	￦	1,490,215	￦	37,429,154

Financial liabilities
Financial liabilities held for trading	￦	1,216,132	￦	23,245	￦	—	￦	1,239,377
Financial liabilities designated at fair value through profit or loss		—		—		628,227		628,227
Derivatives held for trading		2,236		1,717,503		43,049		1,762,788
Derivatives held for hedging		—		127,250		6,496		133,746

	￦	1,218,368	￦	1,867,998	￦	677,772	￦	3,764,138

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	3,945,101	￦	4,346,514	￦	—	￦	8,291,615
Equity securities		449,268		426,907		—		876,175
Others		39,839		—		—		39,839
Financial assets designated at fair value through profit or loss
Equity securities		—		159,483		—		159,483
Derivative linked securities		—		14,983		177,624		192,607
Derivatives held for trading		2,839		1,858,150		46,785		1,907,774
Derivatives held for hedging		—		180,746		2,765		183,511
Available-for-sale financial assets[1]
Debt securities		10,351,980		11,379,670		5,590		21,737,240
Equity securities		793,362		208,195		1,472,749		2,474,306

	￦	15,582,389	￦	18,574,648	￦	1,705,513	￦	35,862,550

Financial liabilities
Financial liabilities held for trading	￦	1,381,997	￦	—	￦	—	￦	1,381,997
Financial liabilities designated at fair value through profit or loss		—		—		469,138		469,138
Derivatives held for trading		2,560		1,803,713		47,943		1,854,216
Derivatives held for hedging		—		191,226		9,300		200,526

	￦	1,384,557	￦	1,994,939	￦	526,381	￦	3,905,877

[1]

The amounts of equity securities carried at cost in “level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦142,674 million and ￦232,596 million as of March 31, 2013 and December 31, 2012, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, probabilities and range of estimated cash flows of the unlisted equity securities which are issued by project financing companies cannot be reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The valuation techniques and the inputs used in the fair value measurement classified as level 2

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of March 31, 2013 is as follows:

(In millions of Korean won)
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets held for trading
Debt securities	￦	4,269,234	DCF Model	Discount rate
Equity securities		547,341	DCF Model	Discount rate

		4,816,575

Financial assets designated at fair value through profit or loss
Equity securities		155,203	DCF Model	Discount rate
Derivative linked securities		15,047	Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation of the underlying assets

		170,250

Derivatives held for trading		1,698,060	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		191,117	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		11,508,419	DCF Model	Discount rate
Equity securities		312,762	DCF Model	Discount rate

		11,821,181

	￦	18,697,183

Financial liabilities
Financial liabilities held for trading	￦	23,245	DCF Model	Discount rate
Derivatives held for trading		1,717,503	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		127,250	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	￦	1,867,998

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The fair value hierarchy of financial assets and liabilities which the fair value is disclosed

The fair value hierarchy of financial assets and liabilities which the fair value is disclosed as of March 31,2013 is as follows:

(In millions of Korean won)	March 31, 2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	2,945,326	￦	6,611,738	￦	1,485,682	￦	11,042,746
Loans		—		—		211,907,897		211,907,897
Held-to-maturity financial assets		3,744,789		9,270,568		1		13,015,358
Other financial assets[2]		—		—		9,351,797		9,351,797

	￦	6,690,115	￦	15,882,306	￦	222,745,377	￦	245,317,798

Financial liabilities
Deposits[1]	￦	—	￦	65,830,680	￦	129,191,289	￦	195,021,969
Debts[1]		—		61,359		17,191,212		17,252,571
Debentures		—		25,583,238		436,347		26,019,585
Other financial liabilities[2]		—		—		14,127,669		14,127,669

	￦	—	￦	91,475,277	￦	160,946,517	￦	252,421,794

[1]	In case the fair value of financial instruments are classified as level 2, the carrying amounts are disclosed because those are a reasonable approximation of the fair value.
[2]

In case the fair value of financial instruments are classified as level 3, amongst other financial assets and other financial liabilities, the amounts disclosed by the carrying amount because it is a reasonable approximation of fair value are ￦9,351,797 million and ￦14,111,629 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The valuation techniques and the inputs used in the fair value measurement

The valuation techniques and the inputs of assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

The valuation techniques and the inputs used in the fair value measurement within Level 2 of assets and liabilities which the fair value is disclosed as of March 31, 2013 is as follows:

(In millions of Korean won)
	Fair value		Valuation technique	Inputs
Financial assets
Held-to-maturity financial assets	￦	9,270,568	DCF Model	Discount rate
Financial liabilities
Debentures	￦	25,583,238	DCF Model	Discount rate

The valuation techniques and the inputs used in the fair value measurement within Level 3 of assets and liabilities which the fair value is disclosed as of March 31,2013 is as follows:

(In millions of Korean won)
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	￦	1,485,682	DCF Model	Credit spread, Other spread
Loans		211,907,897	DCF Model	Credit spread, Other spread, Prepayment rate
Held-to-maturity financial assets		1	DCF Model	Implied default probability

	￦	213,393,580

Financial liabilities
Deposits	￦	129,191,289	DCF Model	Other spread, Prepayment rate
Debts		17,191,212	DCF Model	Other spread
Debentures		436,347	DCF Model	Other spread, Implied default probability
Other financial liabilities		16,040	DCF Model	Other spread

	￦	146,834,888

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Valuation policy and process of Level 3 Fair value

The Group uses the value of external, independent and qualified valuers or the value of internal valuation models to determine the fair value of the group’s asssets at the end of every financial year.

And, the Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the reporting period of the event or change in circumstances that caused the transfer.

6.2.2 Changes in Level 3 of the fair value hierarchy used in the valuation techniques based on unobservable assumption in the market

Changes in level 3 of the fair value hierarchy for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Financial assets at fair value through profit or loss				Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	—	￦	177,624	￦	1,478,339	￦	(469,138)	￦	(1,158)	￦	(6,535)
Total gains or losses
- Profit or loss		—		1,330		(2,632)		(3,150)		(1,812)		2,525
- Other comprehensive income		—		—		11,401		—		—		—
Purchases		—		88,600		72,232		—		(578)		—
Sales		—		(90,666)		(9,781)		—		(19)		—
Issues		—		—		—		(332,246)		(989)		—
Settlements		—		—		—		176,307		7,055		(625)
Transfers into level 3		—		—		—		—		—		—
Transfers out of level 3		—		—		(283,641)		—		—		—

Ending balance	￦	—	￦	176,888	￦	1,265,918	￦	(628,227)	￦	2,499	￦	(4,635)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	March 31, 2012
	Financial assets at fair value through profit or loss				Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	10,826	￦	574,687	￦	1,223,639	￦	(837,206)	￦	(10,805)	￦	(9,610)
Total gains or losses
- Profit or loss		—		72,849		6,581		(86,940)		9,524		10,906
- Other comprehensive income		—		—		30,617		—		—		—
Purchases		—		77,553		90,911		—		14,575		—
Sales		(10,826)		(127,316)		(8,393)		—		(60)		—
Issues		—		—		—		(172,184)		(6,048)		—
Settlements		—		—		—		258,974		788		(2,023)
Transfers into level 3		—		—		—		—		—		—
Transfers out of level 3		—		—		—		—		—		—

Ending balance	￦	—	￦	597,773	￦	1,343,355	￦	(837,356)	￦	7,974	￦	(727)

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the year	￦	(3,632)	￦	(107)
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		(3,171)		307

(In millions of Korean won)	March 31, 2012
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the year	￦	(4,567)	￦	17,487
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		(311)		(9,318)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs

(In millions of Korean won)	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs	Relationship of unobservable inputs to fair value

Financial assets
Derivative linked securities	￦	176,888	Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	0.00~80.00	Favorable changes according to the volatility increases
					Correlation between underlying asset	-100.00~100.00	Unfavorable changes according to the volatility increase for financial instruments with maturity barrier, favorable changes without maturity barrier
Derivatives held for trading		45,548	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation of the underlying assets (index of stock prices), Dividend yield	Correlation of the indexes of stock prices	11.62~75.98	Favorable changes according to the correlation increases
					Volatility of the underlying asset	18.31~46.66	Favorable changes according to the volatility increases
Derivatives held for hedging		1,861	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	6.60	Favorable changes according to the volatility increases
Available-for-sale financial assets		1,265,918	DCF Model, IMV Model, Adjusted discount rate method

Growth rate, Discount rate, Volatilities of real estate selling price, Liquidation value, Discount rate of cash flows from rent, Net asset value, Stock price index of the comparative company and others

					Growth rate	-5.00~5.00	The higher the growth rate, the higher the fair value
					Discount rate	3.07~16.78	The lower the discount rate, the higher the fair value
					Volatilities of real estate selling price	-1.00~1.40	The higher real estate selling price, the higher the fair value
					liquidation value	-1.00~1.00	The higher liquidation value, the higher the fair value
					Discount rate of cash flows from rent	10.86~11.27	The lower the discount rate of cash flows, the higher the fair value
					Net asset value	-1.00~1.00	The higher the net asset value, the higher the fair value
					Stock price index of the comparative company	-10.00~10.00	The higher the stock price index, the higher the fair value

	￦	1,490,215

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	628,227	Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility, Correlation	Volatility of the underlying asset	0.00~80.00	Unfavorable changes according to the volatility increases
					Correlation between underlying asset	-100.00~100.00	Favorable changes according to the volatility increase for financial instruments with maturity barrier, Unfavorable changes without maturity barrier
Derivatives held for trading		43,049	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rate, Volatility of the underlying asset, Correlation of the underlying assets (index of stock prices), Dividend yield	Correlation of the indexes of stock prices)	2.14~70.35	Unfavorable changes according to the correlation increases
					Volatility of the underlying asset	18.31~46.66	Unfavorable changes according to the volatility increases
Derivatives held for hedging		6,496	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation of the underlying assets (Interest rates), Foreign exchange rate	Volatility of the underlying asset	4.26~6.60	Unfavorable changes according to the volatility increases
					Correlation between interest rates	13.79	Unfavorable changes according to the correlation increases

	￦	677,772

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed, to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Amongst level 3 financial instruments subject to sensitivity analysis are interest rate-related derivatives and equity-related derivatives whose fair value changes are recognized in profit and loss as well as unlisted equity securities and private equity funds whose fair value changes are recognized in profit and loss or other comprehensive income and loss.

Sensitivity analyses by type of instrument as a result of varying input parameters are as follows:

(In millions of Korean won)	March 31, 2013
	Recognition in profit and loss
	Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	￦	244	￦	(244)
Derivatives held for trading[2]		8,529		(7,992)
Derivatives held for hedging[2]		242		(244)
Available-for-sale financial assets
Debt securities[3]		104		(100)
Equity securities[4]		271,776		(107,512)

	￦	280,895	￦	(116,092)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	933	￦	(933)
Derivatives held for trading[2]		4,324		(4,347)
Derivatives held for hedging[2]		175		(171)

	￦	5,432	￦	(5,451)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Recognition in profit and loss
	Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	￦	953	￦	(1,888)
Derivatives held for trading[2]		8,047		(9,451)
Derivatives held for hedging[2]		197		(202)
Available-for-sale financial assets
Debt securities[3]		2,773		(2,731)
Equity securities[4]		402,284		(173,054)

	￦	414,254	￦	(187,326)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	13,843	￦	(7,752)
Derivatives held for trading[2]		3,934		(4,321)
Derivatives held for hedging[2]		176		(169)

	￦	17,953	￦	(12,242)

[1]

For financial assets designated at fair value through profit or loss, the changes in fair-value are calculated by shifting principal unobservable input parameters such as stock price fluctuation range of underlying assets by +/- 10%.

[2]

For equity-related derivatives, the changes in fair-value are calculated by shifting principal unobservable input parameters such as correlation between the stock price and volatility by +/- 10%. For interest rate-related derivatives, coefficient of correlation between long-term and short-term interest rates or the volatilities of the underlying assets are shifted by +/- 10% to calculate the fair value changes.

[3]	For debt securities, the changes in fair-value are calculated by shifting principal unobservable input parameters such as discount rate by +/- 1%.
[4]

For equity securities, the changes in fair-value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, or liquidation value (-1~1%) and discount rate. Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real-estates, the changes in fair-value are calculated by shifting correlation between discount rate of cash flows from rent(-1%~1%) and volatilities of real estate selling price(-10%~+10%).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instruments. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012
Balance at the beginning of the year (A)	￦	8,652	￦	4,082
New transactions (B)		1,535		11,799
Amounts recognized in profit or loss during the year (C= a+b)		(3,174)		(1,393)
a. Amortization		(1,630)		(1,378)
b. Settlement		(1,544)		(15)

Balance at the end of the year (A+B+C)	￦	7,013	￦	14,488

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

6.3 Carrying amounts of financial instruments by category

Financial assets and liabilities are measured at fair value or amortized cost.

Measurement policies for each class of financial assets and liabilities are disclosed in Note 3, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	11,038,778	￦	—	￦	—	￦	—	￦	11,038,778
Financial assets at fair value through profit or loss		10,227,053		347,138		—		—		—		—		10,574,191
Derivatives		1,743,957		—		—		—		—		192,978		1,936,935
Loans		—		—		210,594,954		—		—		—		210,594,954
Financial investments		—		—		—		24,918,028		12,372,282		—		37,290,310
Other financial assets		—		—		9,351,797		—		—		—		9,351,797

	￦	11,971,010	￦	347,138	￦	230,985,529	￦	24,918,028	￦	12,372,282	￦	192,978	￦	280,786,965

(In millions of Korean won)	March 31, 2013
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	1,239,377	￦	628,227	￦	—	￦	—	￦	1,867,604
Derivatives		1,762,788		—		—		133,746		1,896,534
Deposits		—		—		194,502,849		—		194,502,849
Debts		—		—		17,185,727		—		17,185,727
Debentures		—		—		24,383,174		—		24,383,174
Other financial liabilities		—		—		14,127,375		—		14,127,375

	￦	3,002,165	￦	628,227	￦	250,199,125	￦	133,746	￦	253,963,263

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	December 31, 2012
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	10,592,605	￦	—	￦	—	￦	—	￦	10,592,605
Financial assets at fair value through profit or loss		9,207,629		352,090		—		—		—		—		9,559,719
Derivatives		1,907,774		—		—		—		—		183,511		2,091,285
Loans		—		—		213,644,791		—		—		—		213,644,791
Financial investments		—		—		—		24,211,546		12,255,806		—		36,467,352
Other financial assets		—		—		7,569,596		—		—		—		7,569,596

	￦	11,115,403	￦	352,090	￦	231,806,992	￦	24,211,546	￦	12,255,806	￦	183,511	￦	279,925,348

(In millions of Korean won)	December 31, 2012
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	1,381,997	￦	469,138	￦	—	￦	—	￦	1,851,135
Derivatives		1,854,216		—		—		200,526		2,054,742
Deposits		—		—		197,346,205		—		197,346,205
Debts		—		—		15,965,458		—		15,965,458
Debentures		—		—		24,270,212		—		24,270,212
Other financial liabilities		—		—		12,160,963		—		12,160,963

	￦	3,236,213	￦	469,138	￦	249,742,838	￦	200,526	￦	253,648,715

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

6.4 Transfer of financial assets

The Group transferred loans and other financial assets to SPEs which were derecognized in their entirety. The maximum exposure to loss (carrying amount) from its continuing involvement in the derecognized financial assets is as follows :

(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position
KR ABS Ltd.[1]	Mezzanine/subordinate debt	Available-for-sale financial assets	￦	41,344
EAK ABS Ltd.[2]	Senior debt	Loans and receivables		35,438
	Subordinate debt	Available-for-sale financial assets		33,946

			￦	110,728

[1]	Recognized net loss from transferring loans to the SPEs amounts to ￦22,734 million. And it is occurred in 2012.
[2]	Recognized net loss from transferring loans to the SPEs amounts to ￦2,480 million. And it is occurred in 2013.

Securities under repurchase agreements and loaned securities

In contracts such as repurchase agreements and securities lending transactions, the Group continues to recognize the financial assets on the statements of financial position since it transfers the financial assets but those transactions are not qualified for derecognition. A financial asset is sold under an reverse repurchase agreement to repurchase the same asset at a fixed price, or loaned under an securities lending agreement to be returned the same asset. Thus, the Group retains substantially all the risks and rewards of ownership of the financial asset.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The transferred asset amount and related amount of liabilities as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of Korean won)	March 31, 2013
	Carrying amount of transferred assets		Carrying amount of related liabilities
Securities under repurchase agreements	￦	1,217,895	￦	1,147,217
Loaned securities
Government bond		426,756		—
Stock		54,513		—

	￦	1,699,164	￦	1,147,217

(In millions of Korean won)	Dec. 31, 2012
	Carrying amount of transferred assets		Carrying amount of related liabilities
Securities under repurchase agreements	￦	1,068,690	￦	1,003,348
Loaned securities
Government bond		228,912		—
Stock		43,543		—

	￦	1,341,145	￦	1,003,348

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

6.5 Offsetting financial assets and financial liabilities

The Group is subject to an enforceable master netting arrangement or similar agreement such as derivatives, sale and repurchase agreements.

The details of the Group’s recognized financial assets subject to enforceable master netting arrangement or similar agreement by type as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Gross amounts of recognized financial assets		Gross		Net amounts of financial assets presented in the statement of financial position		Non offsetting amount				Net amount
			amounts of recognized financial liabilities set off in the statement of financial position				Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,658,783	￦	—	￦	1,658,783	￦	(1,331,935)	￦	(27,879)	￦	298,969
Derivatives held for hedging		192,978		—		192,978		(17,644)		—		175,334
Receivable spot exchange		3,577,194		—		3,577,194		(3,576,682)		—		512
Reverse repurchase, securities borrowing and similar agreements		3,729,720		—		3,729,720		(3,729,720)		—		—
Other financial instruments		12,923,704		(10,532,517)		2,391,187		—		—		2,391,187

	￦	22,082,379	￦	(10,532,517)	￦	11,549,862	￦	(8,655,981)	￦	(27,879)	￦	2,866,002

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Gross amounts of recognized financial assets		Gross amounts		Net amounts		Non offsetting amount				Net amount
			of recognized financial liabilities set off in the statement of financial position		of financial assets presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,820,606	￦	—	￦	1,820,606	￦	(1,364,815)	￦	(28,624)	￦	427,167
Derivatives held for hedging		183,511		—		183,511		(32,716)		—		150,795
Receivable spot exchange		1,929,721		—		1,929,721		(1,929,438)		—		283
Reverse repurchase, securities borrowing and similar agreements		3,648,041		—		3,648,041		(3,543,970)		(104,071)		—
Other financial instruments		17,681,226		(15,459,064)		2,222,162		—		—		2,222,162

	￦	25,263,105	￦	(15,459,064)	￦	9,804,041	￦	(6,870,939)	￦	(132,695)	￦	2,800,407

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The details of the Group’s recognized financial liabilities subject to enforceable master netting arrangement or similar agreement by type as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets set off in the statement of financial position		Net amounts		Non offsetting amount				Net amount
					of financial liabilities presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,758,546	￦	—	￦	1,758,546	￦	(1,295,939)	￦	—	￦	462,607
Derivatives held for hedging		133,746		—		133,746		(25,084)		—		108,662
Payable spot exchange		3,577,894		—		3,577,894		(3,576,682)		—		1,212
Reverse repurchase, securities lending and similar agreements		1,340,916		—		1,340,916		(1,340,916)		—		—
Other financial instruments		10,583,805		(10,532,517)		51,288		(27,108)		—		24,180

	￦	17,394,907	￦	(10,532,517)	￦	6,862,390	￦	(6,265,729)	￦	—	￦	596,661

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets set off in the statement of financial position		Net amounts		Non offsetting amount				Net amount
					of financial liabilities presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,849,418	￦	—	￦	1,849,418	￦	(1,278,851)	￦	—	￦	570,567
Derivatives held for hedging		200,526		—		200,526		(18,161)		—		182,365
Payable spot exchange		1,929,931		—		1,929,931		(1,929,438)		—		493
Reverse repurchase, securities lending and similar agreements		1,084,232		—		1,084,232		(1,084,232)		—		—
Other financial instruments		15,647,169		(15,459,064)		188,105		(151,091)		—		37,014

	￦	20,711,276	￦	(15,459,064)	￦	5,252,212	￦	(4,461,773)	￦	—	￦	790,439

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

7. Due from financial institutions

The details of due from financial institutions as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	March 31, 2013		Dec. 31, 2012
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~2.77	￦	3,317,582		3,095,038
	Due from banking institutions	Hana Bank and others	0.00~7.15		546,789		577,045
	Due from others	Samsung Securities Co., Ltd. and others	0.10~3.62		3,438,754		3,177,727

					7,303,125		6,849,810

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	0.00~0.15		277,292		385,798
	Time deposits in foreign currencies	China Citi Bank and others	0.15~3.87		408,888		448,349
	Due from others	Bank of Japan and others	—		103,995		58,540

					790,175		892,687

				￦	8,093,300	￦	7,742,497

Due from financial institutions, classified by type of financial institution as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	In Korean won		In foreign currencies		Total
Bank of Korea	￦	3,317,582	￦	48,402	￦	3,365,984
Other banking institutions		546,789		733,418		1,280,207
Other financial institutions		3,438,754		8,355		3,447,109

	￦	7,303,125	￦	790,175	￦	8,093,300

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	In Korean won		In foreign currencies		Total
Bank of Korea	￦	3,095,038	￦	120,143	￦	3,215,181
Other banking institutions		577,045		738,310		1,315,355
Other financial institutions		3,177,727		34,234		3,211,961

	￦	6,849,810	￦	892,687	￦	7,742,497

Restricted due from financial institutions as of March 31, 2013 and December 31, 2012, are as follows:

(in millions of Korean won)		Financial Institutions	March 31, 2013		Dec. 31, 2012		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦	3,317,582	￦	3,095,038	Bank of Korea Act
	Due from Banking institution	Hana Bank and others		311,805		248,603	Agreement for allocation of deposit
	Due from others	The Korea Exchange and others		168,841		152,908	Market entry deposit and others

			￦	3,798,228	￦	3,496,549

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	￦	58,014	￦	128,811	Bank of Korea Act and others
	Time deposit in foreign currencies	Itau Unibanco S.A NY Branch		11,121		6,962	Bank Act of the State of New York
	Due from others	Ong First Tradition Pte. and others		6,895		11,065	Derivatives margin account and others

			￦	76,030	￦	146,838

			￦	3,874,258	￦	3,643,387

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

8. Assets pledged as collaterals

The details of assets pledged as collaterals as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)		March 31, 2013
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
Due from financial institutions	Korea Federation of Savings Banks and others	￦	99,500	￦	99,500	Borrowings from Bank and others

Financial assets held for trading	Korea Securities Depository and others		803,045		756,121	Bonds sold under repurchase agreements
	Korea Securities Depository and others		1,429,967		1,334,709	Securities lending transactions
	Samsung Futures Inc. and others		46,644		43,674	Derivatives transactions
	Others		35,362		33,708	Others

			2,315,018		2,168,212

Available-for-sale financial assets	Korea Securities Depository and others		20,180		19,180	Derivatives transactions
	Samsung Futures Inc. and others		23,757		22,576	Others

			43,937		41,756

Held-to-maturity financial assets	Korea Securities Depository and others		3,582,567		3,582,000	Bonds sold under repurchase agreements
	Bank of Korea		937,197		930,000	Borrowings from Bank of Korea
	Bank of Korea		885,069		876,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		315,351		315,245	Derivatives transactions
	Others		1,228,881		1,201,500	Others

			6,949,065		6,905,545

Mortgage loans	Others		1,006,111		1,002,648	Covered Bond

		￦	10,413,631	￦	10,217,661

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)		Dec. 31, 2012
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
Due from financial institutions	Korea Federation of Savings Banks and others	￦	89,000	￦	89,000	Borrowings from Bank and others

Financial assets held for trading	Korea Securities Depository and others		321,454		306,194	Bonds sold under repurchase agreements
	Korea Securities Depository and others		1,440,316		1,338,186	Securities lending transactions
	Samsung Futures Inc. and others		80,583		72,801	Derivatives transactions
	Others		18,917		17,945	Others

			1,861,270		1,735,126

Available-for-sale financial assets	Samsung Futures Inc. and others		3,447		3,213	Derivatives transactions
	Others		400		400	Others

			3,847		3,613

Held-to-maturity financial assets	Korea Securities Depository and others		3,602,681		3,602,000	Bonds sold under repurchase agreements
	Bank of Korea		965,072		960,000	Borrowings from Bank of Korea
	Bank of Korea		781,389		776,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		266,113		266,000	Derivatives transactions
	Others		1,249,441		1,220,500	Others

			6,864,696		6,825,300

Mortgage loans	Others		1,058,470		1,054,834	Covered Bond

		￦	9,877,283	￦	9,707,873

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default, as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	￦	3,744,806	￦	—	￦	3,744,806

	￦	3,744,806	￦	—	￦	3,744,806

(In millions of Korean won)	Dec. 31, 2012
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	￦	3,609,354	￦	—	￦	3,609,354

	￦	3,609,354	￦	—	￦	3,609,354

9. Derivative financial instruments and hedge accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won;

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group uses cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values and in cash flows due to changes in interest rates and foreign exchange rates of subordinated debts in Korean won, structured debts and financial debentures in foreign currencies.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The details of derivative financial instruments for trading as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	1,964,467	￦	—	￦	—
Swaps		155,151,068		901,245		998,958
Options		9,905,345		80,831		95,490

		167,020,880		982,076		1,094,448

Currency
Forwards		22,145,532		237,231		219,878
Futures[1]		597,410		16		109
Swaps		16,037,722		382,678		379,784
Options		317,337		3,746		3,315

		39,098,001		623,671		603,086

Stock and index
Futures[1]		256,152		—		—
Swaps		495,029		17,989		7,852
Options		2,040,657		51,777		56,463

		2,791,838		69,766		64,315

Commodity
Futures[1]		3,717		8		18

		3,717		8		18

Other		73,302		68,436		921

	￦	208,987,738	￦	1,743,957	￦	1,762,788

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	1,609,679	￦	—	￦	—
Swaps		147,924,098		838,454		948,697
Options		10,715,347		79,942		78,149

		160,249,124		918,396		1,026,846

Currency
Forwards		17,280,288		264,578		328,505
Futures[1]		602,051		974		7
Swaps		14,879,808		576,857		427,227
Options		334,912		3,215		2,638

		33,097,059		845,624		758,377

Stock and index
Futures[1]		174,997		—		—
Swaps		355,995		18,056		6,879
Options		1,938,069		56,376		60,952

		2,469,061		74,432		67,831

Commodity
Futures[1]		3,856		88		2

		3,856		88		2

Other		60,000		69,234		1,160

	￦	195,879,100	￦	1,907,774	￦	1,854,216

[1]	A gain or loss from daily marking to market futures is reflected in the margin accounts.

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	2,203,277	￦	180,961	￦	4,118
Currency
Swaps		1,112,100		—		117,915
Other		140,000		1,861		2,422

	￦	3,455,377	￦	182,822	￦	124,455

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,921,251	￦	180,719	￦	6,642
Currency
Swaps		1,071,100		—		183,929
Other		140,000		2,348		2,658

	￦	3,132,351	￦	183,067	￦	193,229

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012
Gains (losses) on hedging instruments	￦	45,494	￦	(12,033)
Gains (losses) on the hedged item attributable to the hedged risk		(38,316)		16,483

	￦	7,178	￦	4,450

Cash flow hedge

The details of derivatives designated as cash flow hedging instruments as of March 31 and December 31, 2012, 2013, are as follows:

(In millions of Korean won)	March 31, 2013
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,105,000	￦	—	￦	9,291
Currency
Swaps		333,630		10,156		—

	￦	1,438,630	￦	10,156	￦	9,291

(In millions of Korean won)	Dec. 31, 2012
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,065,000	￦	444	￦	7,013
Currency
Swaps		321,330		—		284

	￦	1,386,330	￦	444	￦	7,297

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012
Gains (losses) on hedging instruments	￦	7,725	￦	(365)
Gains (losses) on the hedged item attributable to the hedged risk		8,040		(417)

Ineffectiveness recognized in profit or loss	￦	(315)	￦	52

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012
Amount recognized in other comprehensive income	￦	8,040	￦	(417)
Amount reclassified from equity to profit or loss		(12,251)		4,785
Tax effect		558		(484)

	￦	(3,653)	￦	3,884

10. Loans

Loans as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Loans	￦	213,595,457	￦	216,487,114
Deferred loan origination fees and costs		419,454		426,336
Less: Allowances for loan losses		(3,419,957)		(3,268,659)

Carrying amount	￦	210,594,954	￦	213,644,791

Loans to banks as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Loans	￦	6,515,831	￦	4,397,742
Less: Allowances for loan losses		(45)		(9)

Carrying amount	￦	6,515,786	￦	4,397,733

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Loans to customers other than banks as of March 31, 2013 and December 31, 2012, consist of:

(In millions of Korean won)	March 31, 2013
	Retail		Corporate		Credit card		Total

Loans in Korean won	￦	100,089,508	￦	82,448,097	￦	—	￦	182,537,605
Loans in foreign currencies		82,134		3,536,430		—		3,618,564
Domestic import usance bills		—		3,627,906		—		3,627,906
Off-shore funding loans		—		741,364		—		741,364
Call loans		—		878,710		—		878,710
Bills bought in Korean won		—		26,939		—		26,939
Bills bought in foreign currencies		—		2,243,951		—		2,243,951
Guarantee payments under payment guarantee		—		43,767		—		43,767
Credit card receivables in Korean won		—		—		11,074,726		11,074,726
Credit card receivables in foreign currencies		—		—		1,917		1,917
Bonds purchased under repurchase agreements		—		300,400		—		300,400
Privately placed bonds		—		623,357		—		623,357
Factored receivables		1,749,005		30,869		—		1,779,874

		101,920,647		94,501,790		11,076,643		207,499,080
Proportion (%)		49.12		45.54		5.34		100.00
Allowances		(704,119)		(2,325,666)		(390,127)		(3,419,912)

	￦	101,216,528	￦	92,176,124	￦	10,686,516	￦	204,079,168

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Retail		Corporate		Credit card		Total

Loans in Korean won	￦	102,234,562	￦	83,653,562	￦	—	￦	185,888,124
Loans in foreign currencies		71,974		3,466,302		—		3,538,276
Domestic import usance bills		—		3,595,143		—		3,595,143
Off-shore funding loans		—		753,885		—		753,885
Call loans		—		1,193,334		—		1,193,334
Bills bought in Korean won		—		30,343		—		30,343
Bills bought in foreign currencies		—		2,522,110		—		2,522,110
Guarantee payments under payment guarantee		—		45,154		—		45,154
Credit card receivables in Korean won		—		—		11,871,313		11,871,313
Credit card receivables in foreign currencies		—		—		2,538		2,538
Bonds purchased under repurchase agreements		—		1,251,000		—		1,251,000
Privately placed bonds		—		603,667		—		603,667
Factored receivables		1,198,105		22,716		—		1,220,821

		103,504,641		97,137,216		11,873,851		212,515,708
Proportion (%)		48.70		45.71		5.59		100.00
Allowances		(687,851)		(2,251,309)		(329,490)		(3,268,650)

	￦	102,816,790	￦	94,885,907	￦	11,544,361	￦	209,247,058

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The changes in deferred loan origination fees and costs for the three-month periods ended March 31, 2013 and 2012, are as follows:

	March 31, 2013
(In millions of Korean won)	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	￦	502,512	￦	83,840	￦	82,433	￦	—	￦	503,919
Other origination costs		344		89		110		—		323

		502,856		83,929		82,543		—		504,242

Deferred loan origination fees
Loans in Korean won		69,994		23,132		14,354		—		78,772
Other origination fees		6,526		328		847		9		6,016

		76,520		23,460		15,201		9		84,788

	￦	426,336	￦	60,469	￦	67,342	￦	(9)	￦	419,454

	March 31, 2012
(In millions of Korean won)	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	￦	448,122	￦	55,015	￦	52,570	￦	—	￦	450,567
Other origination costs		201		8		42		—		167

		448,323		55,023		52,612		—		450,734

Deferred loan origination fees
Loans in Korean won		43,242		4,211		4,590		—		42,863
Credit card		106		—		70		—		36
Other origination fees		5,104		607		453		(3)		5,255

		48,452		4,818		5,113		(3)		48,154

	￦	399,871	￦	50,205	￦	47,499	￦	3	￦	402,580

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

11. Allowances for Loan Losses

The changes in the allowances for loan losses for the three-month periods ended March 31, 2013 and 2012, are as follows:

	March 31, 2013
(In millions of Korean won)	Retail		Corporate		Credit card		Total

Beginning	￦	687,851	￦	2,251,318	￦	329,490	￦	3,268,659
Written-off		(99,512)		(158,960)		(40,176)		(298,648)
Recoveries from written-off loans		27,256		29,585		37,533		94,374
Sale		(3,838)		(23,886)		—		(27,724)
Provision[1]		91,172		240,034		63,656		394,862
Other changes		1,190		(12,380)		(376)		(11,566)

Ending	￦	704,119	￦	2,325,711	￦	390,127	￦	3,419,957

	March 31, 2012
(In millions of Korean won)	Retail		Corporate		Credit card		Total

Beginning	￦	635,512	￦	2,462,285	￦	350,382	￦	3,448,179
Written-off		(79,800)		(183,545)		(149,461)		(412,806)
Recoveries from written-off loans		27,118		56,244		51,564		134,926
Sale		(127)		(1,853)		—		(1,980)
Provision[1]		114,005		211,882		80,553		406,440
Other changes		893		1,487		(372)		2,008

Ending	￦	697,601	￦	2,546,500	￦	332,666	￦	3,576,767

[1]

Provision for credit losses in statements of comprehensive income also include reversal for unused commitments and guarantees (Note 23), reversal for financial guarantees contracts (Note 23), and provision for other financial assets (Note 18).

The amounts of written-off loans, over which the Group still has a right to claim against the borrowers and guarantors, are ￦15,187,226 million and ￦15,105,173 million, as of March 31, 2013 and December 31, 2012, respectively.

The coverage ratio of allowances for loan losses as of March 31, 2013 and December 31, 2012, is as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Loans	￦	214,014,911	￦	216,913,450
Allowances for loan losses		3,419,957		3,268,659
Ratio (%)		1.60		1.51

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

12. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Financial assets held for trading
Debt securities:
Government and public bonds	￦	2,957,171	￦	2,376,174
Financial bonds		4,225,332		4,018,092
Corporate bonds		1,580,612		1,678,842
Asset-backed securities		183,225		105,492
Others		151,049		113,015
Equity securities:
Stocks		231,850		218,227
Beneficiary certificates		853,105		657,948
Others		44,709		39,839

		10,227,053		9,207,629

Financial assets designated at fair value through profit or loss
Equity securities:
Beneficiary certificates		155,203		159,483
Derivative linked securities		191,935		192,607

		347,138		352,090

Total financial assets at fair value through profit or loss	￦	10,574,191	￦	9,559,719

Available-for-sale financial assets
Debt securities:
Government and public bonds	￦	7,166,114	￦	6,256,380
Financial bonds		7,143,498		7,476,233
Corporate bonds		6,713,821		6,605,556
Asset-backed securities		1,330,126		1,399,015
Others		36		56
Equity securities:
Stocks		2,152,529		2,142,442
Equity investments and others		110,259		109,832
Beneficiary certificates		301,645		222,032

		24,918,028		24,211,546

Held-to-maturity financial assets
Debts securities:
Government and public bonds		4,370,621		4,449,243
Financial bonds		1,236,756		1,315,417
Corporate bonds		6,381,254		6,212,850
Asset-backed securities		383,651		278,296

		12,372,282		12,255,806

Total financial investments	￦	37,290,310	￦	36,467,352

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The impairment losses and the reversal of impairment losses in financial investments for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(85,213)		—	￦	(85,213)
Held-to-maturity financial assets		(2)		—		(2)

	￦	(85,215)		—	￦	(85,215)

(In millions of Korean won)	March 31, 2012
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(1,862)	￦	—	￦	(1,862)
Held-to-maturity financial assets		—		—		—

	￦	(1,862)	￦	—	￦	(1,862)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

13. Investments in associates

Investments in associates as of March 31, 2013 and December 31, 2012, are as follows:

(in millions of Korean won)	March 31, 2013
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	121,817	￦	123,415	￦	123,415	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,654		3,654	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		125,923		143,089	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2],4	29.56		954,104		266,630		297,719	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		32,365		28,706		25,460	Investment finance	Korea
KB Global Star Game & Apps SPAC[1],4	0.23		20		48		48	SPAC	Korea
Semiland Co., Ltd.	21.32		1,470		2,558		2,558	Manufacture	Korea
Serit Platform Co., Ltd.	21.72		1,500		645		1,608	Manufacture of communication equipment	Korea
Testian Co., Ltd.[3]	47.09		1,018		454		454	Manufacture of semiconductor equipment	Korea
DS Plant Co., Ltd.[3]	—		—		—		—	Manufacture of machine	Korea
Joam Housing Development Co., Ltd.[1]	15.00		8		(2,292)		—	Housing	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		204,139		198,382	Other finance	Korea
CH Engineering Co., Ltd.[5]	41.73		—		73		—	Architectural design and Service	Korea
Evalley Co., Ltd.[5]	46.24		—		—		—	Software advisory, development, and supply	Korea
Shinla Construction Co., Ltd.[5]	20.24		—		—		—	Specialty construction	Korea
PyungJeon Industries Co.,LTD.[5]	15.65		—		—		—	Specialty construction	Korea
Kores Co., Ltd. [6]	16.01		634		1,868		1,868	Manufacture of automobile parts	Korea
DaiYang Metal Co., Ltd.	15.89		6,407		2,765		6,407	Manufacture of Rolled, Drawn and Folded Products of Iron or Steel	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		122,183		118,713	Security investment trust management	Korea
Incheon Bridge Co., Ltd.[1]	14.99		24,677		354		354	Operation of Highways and Related facilities	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,773		20,360	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		14,025		13,192		12,358	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[1]	2.56		3,393		4,342		4,342	Investment finance	Korea
KBIC Private Equity Fund No. 3[1]	2.00		2,050		2,167		2,167	Investment finance	Korea
KB-Glenwood Private Equity Fund 1[1]	0.03		10		10		10	Investment finance	Korea

		￦	1,578,545	￦	921,607	￦	962,966

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(in millions of Korean won)	Dec. 31, 2012
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	121,817	￦	125,004	￦	125,004	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,790		3,790	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		120,916		139,760	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2],4	29.56		954,104		257,996		281,889	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		32,150		28,761		25,539	Investment finance	Korea
KB Global Star Game & Apps SPAC[1],4	0.23		20		48		48	SPAC	Korea
Semiland Co., Ltd.	21.32		1,470		2,513		2,513	Manufacture	Korea
Serit Platform Co., Ltd.	21.72		1,500		554		1,517	Manufacture of communication equipment	Korea
Sehwa Electronics Co., Ltd.	20.95		3,508		2,955		2,955	Manufacture of electronic components	Korea
Testian Co., Ltd.[3]	47.09		1,018		1,041		1,041	Manufacture of semiconductor equipment	Korea
DS Plant Co., Ltd.[3]	—		—		—		—	Manufacture of machine	Korea
Joam Housing Development Co., Ltd.[1]	15.00		8		(371)		—	Housing	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		201,182		195,425	Other finance	Korea
CH Engineering Co., Ltd.[5]	41.73		—		107		—	Architectural design and Service	Korea
Evalley Co., Ltd.[5]	46.24		—		—		—	Software advisory, development, and supply	Korea
Shinla Construction Co., Ltd.[5]	20.24		—		—		—	Specialty construction	Korea
PyungJeon Industries Co.,LTD.[5]	15.65		—		—		—	Specialty construction	Korea
Kores Co., Ltd. [6]	16.01		634		1,384		1,384	Manufacture of automobile parts	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		124,410		120,939	Security investment trust management	Korea
Incheon Bridge Co., Ltd.[1]	14.99		24,677		1,630		1,630	Operation of Highways and Related facilities	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,311		19,898	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		6,250		5,606		4,983	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[1]	2.56		3,393		4,160		4,160	Investment finance	Korea
KBIC Private Equity Fund No. 3[1]	2.00		2,050		2,156		2,156	Investment finance	Korea
KB-Glenwood Private Equity Fund 1[1]	0.03		10		10		10	Investment finance	Korea

		￦	1,567,656	￦	904,163	￦	934,641

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

[1]

As of March 31, 2013 and December 31, 2012, the Group is represented in the governing body of Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd., UAMCO., Ltd., KB Global Star Game & Apps SPAC, Joam Housing Development Co., Ltd., United PF 1st Recovery Private Equity Fund and Incheon Bridge Co., Ltd., NPS KBIC Private Equity Fund No. 1, KBIC Private Equity Fund No. 3, KB-Glenwood Private Equity Fund 1, and has business relationships with those associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

[2]

The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.

[3]

The Group’s ownership in Testian Co., Ltd. is 48.41% and 48.41% as of March 31, 2013 and December 31, 2012, respectively, when the potential voting rights from redeemable convertible preference shares and convertible bond held by the Group are taken into account. Also, The Group’s ownership in DS Plant Co., Ltd. is 21.05% and 21.05%, when the potential voting rights from convertible bond held by the Group are taken into account as of March 31, 2013 and December 31, 2012, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

[4]

Fair value of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of March 31, 2013 and December 31, 2012, are ￦69,017 million and ￦65,821 million, respectively, and fair value of shares of KB Global Star Game & Apps SPAC, reflecting the published market price, as of December 31, 2012 and 2011, are ￦52 million and ￦49 million, respectively.

[5]

Shares of CH Engineering Co., Ltd., Evalley Co., Ltd., Shinla Construction Co., Ltd. and PyungJeon Industries Co.,Ltd. acquired through debt-equity swap, were reclassified as investments in associates due to termination of rehabilitation procedures.

[6]	As corporate restructuring is in progress, the Group has significant influence through participation in creditors’ consultative council.
[7]	As the corporate restructuring is in progress, the Group has significant influence through participation in the steering committee.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Summarized financial information on associates:

	March 31, 2013[1]
(In millions of Korean won)	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
Associates
Balhae Infrastructure Fund	￦	981,183	￦	2,086	￦	993,030	￦	979,097	￦	123,415	￦	—	￦	123,415
Korea Credit Bureau Co., Ltd.		52,160		11,563		10,000		40,597		3,654		—		3,654
UAMCO., Ltd.		4,809,833		4,090,270		2,430		719,563		125,923		17,166		143,089
JSC Bank CenterCredit		8,134,581		7,432,173		546,794		702,408		266,630		31,089		297,719
KoFC KBIC Frontier Champ 2010-5(PEF)		57,664		252		64,730		57,412		28,706		(3,246)		25,460
KB Global Star Game & Apps SPAC		22,155		1,348		862		20,807		48		—		48
Semiland Co., Ltd.		12,820		7,186		985		5,634		2,558		—		2,558
Serit Platform Co., Ltd.		8,561		5,592		1,000		2,969		645		963		1,608
Testian Co., Ltd.		1,455		2,516		1,030		(1,061)		454		—		454
DS Plant Co., Ltd.		10,061		7,341		600		2,720		—		—		—
Joam Housing Development Co., Ltd.		109,686		124,968		50		(15,282)		(2,292)		2,292		—
United PF 1st Recovery Private Equity Fund		1,169,916		17,850		1,081,400		1,152,066		204,139		(5,757)		198,382
CH Engineering Co., Ltd.[2]		966		790		158		176		73		(73)		—
Kores Co., Ltd.[3]		76,260		64,594		11,099		11,666		1,868		—		1,868
DaiYang Metal Co., Ltd.[3]		105,457		88,060		22,949		17,397		2,765		3,642		6,407
KB GwS Private Securities Investment Trust		474,874		18,014		425,814		456,860		122,183		(3,470)		118,713
Incheon Bridge Co., Ltd.		752,719		750,360		164,621		2,359		354		—		354
KB Star office Private real estate Investment Trust No.1		219,496		120,825		95,000		98,671		20,773		(413)		20,360
KoFC POSCO HANHWA KB shared growth Private Equity Fund		53,177		410		56,100		52,767		13,192		(834)		12,358
NPS KBIC Private Equity Fund No. 1		183,567		13,952		132,541		169,615		4,342		—		4,342
KBIC Private Equity Fund No. 3		108,441		77		102,500		108,364		2,167		—		2,167
KB-Glenwood Private Equity Fund 1		30,629		1,240		31,100		29,389		10		—		10

									￦	921,607	￦	41,359	￦	962,966

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	March 31, 2013
	Operating income		Profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
Associates
Balhae Infrastructure Fund	￦	14,301	￦	12,682	￦	—	￦	12,682	￦	3,188
Korea Credit Bureau Co., Ltd.		8,729		(995)		—		(995)		—
UAMCO., Ltd.		190,060		28,614		—		28,614		—
JSC Bank CenterCredit		94,333		3,342		19,209		22,551		—
KoFC KBIC Frontier Champ 2010-5(PEF)		656		(1,128)		588		(540)		—
KB Global Star Game & Apps SPAC		—		9		—		9		—
Semiland Co., Ltd.		2,825		106		—		106		10
Serit Platform Co., Ltd.		2,260		420		—		420		—
Testian Co., Ltd.		36		(1,932)		—		(1,932)		—
DS Plant Co., Ltd.		1,663		(4)		—		(4)		—
Joam Housing Development Co., Ltd.		7,130		(4,132)		—		(4,132)		—
United PF 1st Recovery Private Equity Fund		35,092		16,685		—		16,685		—
CH Engineering Co., Ltd.[2]		211		(80)		—		(80)		—
Kores Co., Ltd.[3]		26,762		548		2,472		3,020		—
DaiYang Metal Co., Ltd.[3]		28,317		(25,270)		—		(25,270)		—
KB GwS Private Securities Investment Trust		27,179		8,930		—		8,930		4,615
Incheon Bridge Co., Ltd.		13,797		(8,313)		—		(8,313)		—
KB Star office Private real estate Investment Trust No.1		4,235		2,195		—		2,195		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund		400		(158)		(599)		(757)		—
NPS KBIC Private Equity Fund No. 1		2,639		2,351		6,818		9,169		53
KBIC Private Equity Fund No. 3		633		559		—		559		—
KB-Glenwood Private Equity Fund 1		—		(3)		—		(3)		—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

[1]

The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

[2]

As the financial statements as of March 31, 2013 are not available, the Group applied the equity method by using the financial statements as of February 28, 2013 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

[3]

As the financial statements as of March 31, 2013 are not available, the Group applied the equity method by using the financial statements as of December 31, 2012 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	December 31, 2012[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
Associates
Balhae Infrastructure Fund	￦	993,838	￦	2,138	￦	993,030	￦	991,700	￦	125,004	￦	—	￦	125,004
Korea Credit Bureau Co., Ltd.		55,944		13,834		10,000		42,110		3,790		—		3,790
UAMCO., Ltd.		4,906,010		4,215,061		2,430		690,949		120,916		18,844		139,760
JSC Bank CenterCredit		7,824,619		7,142,759		546,794		681,860		257,996		23,893		281,889
KoFC KBIC Frontier Champ 2010-5(PEF)		57,779		257		64,300		57,522		28,761		(3,222)		25,539
KB Global Star Game & Apps SPAC		22,108		1,310		862		20,798		48		—		48
Semiland Co., Ltd.		12,472		6,901		985		5,571		2,513		—		2,513
Serit Platform Co., Ltd.		8,134		5,585		1,000		2,549		554		963		1,517
Sehwa Electronics Co., Ltd.		23,255		9,744		1,050		13,511		2,955		—		2,955
Testian Co., Ltd.		2,771		1,899		1,030		872		1,041		—		1,041
DS Plant Co., Ltd.		10,253		7,530		600		2,723		—		—		—
Joam Housing Development Co., Ltd.		117,159		119,632		50		(2,473)		(371)		371		—
United PF 1st Recovery Private Equity Fund		1,153,268		17,886		1,081,400		1,135,382		201,182		(5,757)		195,425
CH Engineering Co., Ltd.[2]		1,088		833		158		255		107		(107)		—
Kores Co., Ltd.[3]		75,750		67,105		11,099		8,645		1,384		—		1,384
KB GwS Private Securities Investment Trust		465,690		503		425,814		465,187		124,410		(3,471)		120,939
Incheon Bridge Co., Ltd.		765,522		754,646		164,621		10,876		1,630		—		1,630
KB Star office Private real estate Investment Trust No.1		217,732		121,256		95,000		96,476		20,311		(413)		19,898
KoFC POSCO HANHWA KB shared growth Private Equity Fund		23,337		913		25,000		22,424		5,606		(623)		4,983
NPS KBIC Private Equity Fund No. 1		176,650		14,140		132,541		162,510		4,160		—		4,160
KBIC Private Equity Fund No. 3		101,931		79		102,500		101,852		2,156		—		2,156
KB-Glenwood Private Equity Fund 1		30,632		1,238		31,100		29,394		10		—		10

									￦	904,163	￦	30,478	￦	934,641

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

[1]

The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

[2]

As the financial statements as of December 31, 2012 are not available, the Group applied the equity method by using the financial statements as of November 30, 2012 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

[3]

As the financial statements as of December 31, 2012 are not available, the Group applied the equity method by using the financial statements as of September 31, 2012 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

(in millions of Korean won)	March 31, 2012
	Operating income		Profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
Associates
Balhae Infrastructure Fund	￦	12,956	￦	10,770	￦	—	￦	10,770	￦	3,180
Korea Credit Bureau Co., Ltd.		8,694		(1,152)		—		(1,152)		—
UAMCO., Ltd.		153,522		39,249		—		39,249		—
JSC Bank CenterCredit		85,351		6,669		(3,155)		3,514		—
KoFC KBIC Frontier Champ 2010-5(PEF)		86		(1,822)		938		(884)		—
KB Global Star Game & Apps SPAC		—		86		—		86		—
Semiland Co., Ltd.		3,064		286		—		286		12
Serit Platform Co., Ltd.		2,829		502		—		502		—
Sehwa Electronics Co., Ltd.		3,834		17		260		277		—
Testian Co., Ltd.		130		(63)		—		(63)		—
DS Plant Co., Ltd.		3,291		(2)		—		(2)		—
Joam Housing Development Co., Ltd.		200		(446)		—		(446)		—
United PF 1st Recovery Private Equity Fund		20,496		16,298		—		16,298		—
CH Engineering Co., Ltd.[1]		224		82		—		82		—
NPS KBIC Private Equity Fund No. 1		3,177		2,800		(2,995)		(195)		53
KBIC Private Equity Fund No. 3		21		(53)		—		(53)		—
KB-Glenwood Private Equity Fund 1		—		(321)		—		(321)		—

[1]

As the financial statements as of March 31, 2012 are not available, the Group applied the equity method by using the financial statements as of February 28, 2012 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

As Evalley Co., Ltd., Shinla Construction Co., Ltd. and PyungJeon Industries Co., Ltd. are capital deficient as of March 31, 2013, reliable financial information is not available. Therefore, financial information of these associates is not included in the summarized financial information.

The changes in investments in associates for the three-month periods ended March 31, 2013 and 2012, are as follows:

	March 31, 2013
(In millions of Korean won)	Beginning		Acquisition and others		Disposal		Dividends		Gains (losses)		Other comprehensive income		Others		Ending

Associates

Balhae Infrastructure Fund	￦	125,004	￦	—	￦	—	￦	(3,188)	￦	1,599	￦	—	￦	—	￦	123,415
Korea Credit Bureau Co., Ltd.		3,790		—		—		—		(136)		—		—		3,654
UAMCO., Ltd.		139,760		—		—		—		3,329		—		—		143,089
JSC Bank CenterCredit		281,889		—		—		—		136		15,694		—		297,719
KoFC KBIC Frontier Champ 2010-5(PEF)		25,539		350		(135)		—		(271)		(23)		—		25,460
KB Global Star Game & Apps SPAC		48		—		—		—		—		—		—		48
Semiland Co., Ltd.		2,513		—		—		(10)		55		—		—		2,558
Serit Platform Co., Ltd.		1,517		—		—		—		91		—		—		1,608
Sehwa Electronics Co., Ltd.		2,955		—		(1,577)		—		(360)		(69)		(949)		—
Testian Co., Ltd.		1,041		—		—		—		(587)		—		—		454
Joam Housing Development Co., Ltd.		—		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		195,425		—		—		—		2,957		—		—		198,382
CH Engineering Co., Ltd.[1]		—		—		—		—		—		—		—		—
Evalley Co., Ltd.[1]		—		—		—		—		—		—		—		—
Shinla Construction Co., Ltd.[1]		—		—		—		—		—		—		—		—
PyungJeon Industries Co., LTD.[1]		—		—		—		—		—		—		—		—
Kores Co., Ltd.		1,384		—		—		—		88		396		—		1,868
DaiYang Metal Co., Ltd.		—		6,407		—		—		—		—		—		6,407
KB GwS Private Securities Investment Trust		120,939		—		—		(4,615)		2,389		—		—		118,713
Incheon Bridge Co., Ltd.		1,630		—		—		—		(1,276)		—		—		354
KB Star office Private real estate Investment Trust No. 1		19,898		—		—		—		462		—		—		20,360
KoFC POSCO HANHWA KB shared growth Private Equity Fund		4,983		7,775		—		—		(240)		(160)		—		12,358
NPS KBIC Private Equity Fund No. 1		4,160		—		—		(53)		61		174		—		4,342
KBIC Private Equity Fund No. 3		2,156		—		—		—		11		—		—		2,167
KB-Glenwood Private Equity Fund 1		10		—		—		—		—		—		—		10

	￦	934,641	￦	14,532	￦	(1,712)	￦	(7,866)	￦	8,308	￦	16,012	￦	(949)	￦	962,966

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

	March 31, 2012
(In millions of Korean won)	Beginning		Acquisition and others		Disposal		Dividends		Gains (losses)		Other comprehensive income		Ending

Associates

Balhae Infrastructure Fund	￦	128,778	￦	—	￦	—	￦	(3,180)	￦	1,356	￦	—	￦	126,954
Korea Credit Bureau Co., Ltd.		3,766		—		—		—		(150)		—		3,616
UAMCO., Ltd.		109,531		—		—		—		5,592		—		115,123
JSC Bank CenterCredit [1]		365,059		—		—		—		1,189		(4,396)		361,852
KoFC KBIC Frontier Champ 2010-5(PEF)		28,831		—		—		—		(1,353)		469		27,947
KB Global Star Game & Apps SPAC		48		—		—		—		—		—		48
Semiland Co., Ltd.		2,247		—		—		(12)		89		—		2,324
Serit Platform Co., Ltd.		1,451		—		—		—		109		—		1,560
Sehwa Electronics Co., Ltd.		3,454		—		—		—		5		54		3,513
Testian Co., Ltd.		789		—		—		—		(43)		—		746
Joam Housing Development Co., Ltd.		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		143,437		—		—		—		3,016		—		146,453
CH Engineering Co., Ltd.[1]		—		—		—		—		34		—		34
Evalley Co., Ltd.[1]		—		—		—		—		—		—		—
Shinla Construction Co., Ltd.[1]		—		—		—		—		—		—		—
PyungJeon Industries Co.,LTD.[1]		—		—		—		—		—		—		—
NPS KBIC Private Equity Fund No. 1		4,079		—		—		(53)		72		(77)		4,021
KBIC Private Equity Fund No. 3		2,122		—		—		—		(3)		—		2,119
KB-Glenwood Private Equity Fund 1		10		—		—		—		—		—		10

	￦	793,602	￦	—	￦	—	￦	(3,245)	￦	9,913	￦	(3,950)	￦	796,320

[1]

Shares of CH Engineering Co., Ltd., Evalley Co., Ltd., Shinla Construction Co., Ltd. and PyungJeon Industries Co.,Ltd. acquired through debt-equity swap, were reclassified as investments in associates due to termination of rehabilitation procedures.

Accumulated unrecognized share of losses of an associate due to discontinuing the use of the equity method as of March 31, 2013 and December 31, 2012, follows:

	March 31, 2013
(In millions of Korean won)	Unrecognized loss		Unrecognized change in equity
Joam Housing Development Co., Ltd.	￦	(2,292)	￦	—
CH Engineering Co., Ltd.		(51)		—

	Dec. 31, 2012
(In millions of Korean won)	Unrecognized loss		Unrecognized change in equity
Joam Housing Development Co., Ltd.	￦	(371)	￦	—
CH Engineering Co., Ltd.		(18)		—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

14. Property and Equipment, and Investment Property

The details of property and equipment as of March 31, 2013 and December 31, 2012, are as follows:

	March 31, 2013
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	2,011,558	￦	—	￦	(581)	￦	2,010,977
Buildings		1,209,197		(333,970)		(2,661)		872,566
Leasehold improvements		528,737		(475,414)		—		53,323
Equipment and vehicles		1,625,463		(1,495,418)		—		130,045
Construction in-progress		1,028		—		—		1,028
Financial lease assets		66,641		(49,006)		—		17,635

	￦	5,442,624	￦	(2,353,808)	￦	(3,242)	￦	3,085,574

	Dec. 31, 2012
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	2,012,846	￦	—	￦	(581)	￦	2,012,265
Buildings		1,209,909		(327,370)		(2,661)		879,878
Leasehold improvements		523,039		(467,381)		—		55,658
Equipment and vehicles		1,630,116		(1,488,184)		—		141,932
Construction in-progress		893		—		—		893
Financial lease assets		55,908		(46,141)		—		9,767

	￦	5,432,711	￦	(2,329,076)	￦	(3,242)	￦	3,100,393

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The changes in property and equipment for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)

	March 31, 2013
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Others		Ending

Land	￦	2,012,265	￦	96	￦	(1,319)	￦	(46)	￦	—	￦	(19)	￦	2,010,977
Buildings		879,878		691		(645)		(104)		(7,186)		(68)		872,566
Leasehold improvements		55,658		1,131		4,004		(99)		(8,140)		769		53,323
Equipment and vehicles		141,932		8,035		—		(162)		(19,777)		17		130,045
Construction in-progress		893		4,993		(4,858)		—		—		—		1,028
Financial lease assets		9,767		10,733		—		—		(2,865)		—		17,635

	￦	3,100,393	￦	25,679	￦	(2,818)	￦	(411)	￦	(37,968)	￦	699	￦	3,085,574

(In millions of Korean won)
	March 31, 2012
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Others		Ending

Land	￦	2,020,681	￦	—	￦	(2,954)	￦	—	￦	—	￦	(33)	￦	2,017,694
Buildings		895,460		—		(394)		—		(7,112)		(106)		887,848
Leasehold improvements		59,586		1,194		2,936		(21)		(8,657)		758		55,796
Equipment and vehicles		195,882		8,863		—		(9)		(27,115)		315		177,936
Construction in-progress		1,075		2,571		(3,329)		—		—		—		317
Financial lease assets		10,061		12,152		—		—		(2,932)		—		19,281

	￦	3,182,745	￦	24,780	￦	(3,741)	￦	(30)	￦	(45,816)	￦	934	￦	3,158,872

[1]	Including transfers with investment property and assets held for sale.
[2]	Including ￦16 million and ￦33 million recorded in other operating expenses in the statements of comprehensive income for the three-month periods ended March 31, 2013 and 2012, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The changes in accumulated impairment losses of property and equipment for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)
March 31, 2013
Beginning	Impairment		Reversal		Others		Ending
￦ (3,242)	￦	—	￦	—	￦	—	￦ (3,242)

(In millions of Korean won)
March 31, 2012
Beginning	Impairment		Reversal		Others		Ending
￦ (3,242)	￦	—	￦	—	￦	—	￦ (3,242)

The details of investment property as of March 31, 2013 and December 31, 2012, are as follows:

	March 31, 2013
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	￦	38,653	￦	—	￦	38,653
Buildings		19,728		(5,520)		14,208

	￦	58,381	￦	(5,520)	￦	52,861

	Dec. 31, 2012
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	￦	38,653	￦	—	￦	38,653
Buildings		19,723		(5,402)		14,321

	￦	58,376	￦	(5,402)	￦	52,974

Input variables that are used to measure the fair value and the valuation technique of fair value of investment property as of March 31, 2013, is as follows:

	March 31, 2013
(In millions of Korean won)	Fair value		Valuation technique	Inputs

Land and buildings	￦	51,142	Cost Approach Method	- Price per square meter
				- Replacement cost

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

As of March 31, 2013 and December 31, 2012, fair values of the investment properties amount to ￦51,142 million and ￦51,142 million, respectively. The investment properties were valued by qualified independent appraisers with experience in valuing similar properties in the same location. Then, the fair value of investment property is classified as Level 3 fair value of all on the basis of the ranking system classification criteria of fair value.

Rental income from the above investment properties for the three-month periods ended March 31, 2013 and 2012, amounts to ￦175 million and ￦171 million, respectively.

The changes in investment property for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Beginning		Transfers		Depreciation		Ending

Land	￦	38,653	￦	—	￦	—	￦	38,653
Buildings		14,321		4		(117)		14,208

	￦	52,974	￦	4	￦	(117)	￦	52,861

(In millions of Korean won)	March 31, 2012
	Beginning		Transfers		Depreciation		Ending

Land	￦	37,451	￦	—	￦	—	￦	37,451
Buildings		14,101		15		(113)		14,003

	￦	51,552	￦	15	￦	(113)	￦	51,454

Property and equipment insured as of March 31, 2013 and December 31, 2012, are as follows:

(in millions of Korean won)		Insurance coverage				Insurance company
Type	Assets insured	March 31, 2013		Dec. 31, 2012
General property insurance	Buildings[1]	￦	1,028,713	￦	1,138,216	Samsung Fire & Marine Insurance Co., Ltd. and others
	Leasehold improvements		120,994		117,600
	Equipment and vehicles and others		135,537		142,828

		￦	1,285,244	￦	1,398,644

[1]	Buildings include office buildings, investment properties and assets held for sale.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

15. Intangible Assets

The details of intangible assets as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	￦	244,755	￦	—	￦	(35,157)	￦	209,598
Other intangible assets		816,253		(521,725)		(17,844)		276,684

	￦	1,061,008	￦	(521,725)	￦	(53,001)	￦	486,282

(In millions of Korean won)	Dec. 31, 2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	￦	244,755	￦	—	￦	(35,157)	￦	209,598
Other intangible assets		786,063		(484,685)		(17,845)		283,533

	￦	1,030,818	￦	(484,685)	￦	(53,002)	￦	493,131

The details of goodwill as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013				Dec. 31, 2012
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		70,265		70,265		70,265
KB Savings Bank Co., Ltd.		108,000		72,843		108,000		72,843

	￦	244,755	￦	209,598	￦	244,755	￦	209,598

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The changes in accumulated impairment losses of goodwill for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)
March 31, 2013
Beginning		Impairment		Others		Ending
￦	35,157	￦	—	￦	—	￦	35,157

(In millions of Korean won)
March 31, 2012
Beginning		Impairment		Others		Ending
￦	—	￦	—	￦	—	￦	—

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2012, are as follows:

(In millions of Korean won)

	Housing & Commercial Bank				KB Cambodia Bank		KB Investment Securities		KB Savings Bank Co., Ltd.		Total
	Retail Banking		Corporate Banking
Carrying amounts	￦	49,315	￦	15,973	￦	1,202	￦	70,265	￦	72,843	￦	209,598
Recoverable amount exceeded carrying amount		86,263		106,736		2,441		52,137		—		247,577
Discount rate (%)		14.20		14.40		17.80		17.40		14.60
Permanent growth rate(%)		2.90		2.90		4.90		2.90		2.00

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of ￦65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of those respective amounts, the amounts of ￦49,315 million and ￦15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. However, KB Savings Bank Co., Ltd. used a period of seven years for projection considering the special characteristics of the business in the early stages. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 2.9% for Retail Banking, Corporate Banking, KB Investment Securities, and 4.9% for KB Cambodia Bank and 2.0% KB Savings Bank Co., Ltd. for every year. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

The details of intangible assets, excluding goodwill, as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,290	￦	(855)	￦	—	￦	435
Software		587,239		(441,781)		—		145,458
Other intangible assets		198,274		(61,463)		(17,844)		118,967
Finance leases assets		29,450		(17,626)		—		11,824

	￦	816,253	￦	(521,725)	￦	(17,844)	￦	276,684

(In millions of Korean won)	Dec. 31, 2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,436	￦	(1,018)	￦	—	￦	418
Software		576,056		(408,024)		—		168,032
Other intangible assets		185,158		(59,319)		(17,845)		107,994
Finance leases assets		23,413		(16,324)		—		7,089

	￦	786,063	￦	(484,685)	￦	(17,845)	￦	283,533

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The changes in intangible assets, excluding goodwill, for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Beginning		Acquisition		Disposal		Transfer		Amortization[1]		Others		Ending
Industrial property rights	￦	418	￦	37	￦	—	￦	—	￦	(31)	￦	11	￦	435
Software		168,032		573		—		—		(23,169)		22		145,458
Other intangible assets		107,994		13,251		—		—		(2,599)		321		118,967
Finance leases assets		7,089		6,036		—		—		(1,301)		—		11,824

	￦	283,533	￦	19,897	￦	—	￦	—	￦	(27,100)	￦	354	￦	276,684

(In millions of Korean won)	March 31, 2012
	Beginning		Acquisition		Disposal		Transfer		Amortization[1]		Others		Ending
Industrial property rights	￦	106	￦	14	￦	—	￦	—	￦	(11)	￦	—	￦	109
Software		216,318		2,243		—		(278)		(25,864)		—		192,419
Other intangible assets		100,392		5,369		—		(308)		(2,476)		(31)		102,946
Finance leases assets		8,416		4,353		—		—		(1,463)		—		11,306

	￦	325,232	￦	11,979	￦	—	￦	(586)	￦	(29,814)	￦	(31)	￦	306,780

[1]	Including ￦11 million and ￦11 million recorded in other operating expenses in the statements of comprehensive income for the three-month periods ended March 31, 2013 and 2012.

The changes in accumulated impairment losses on intangible assets, excluding goodwill, for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Beginning	Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses on intangible assets	￦ (17,845)	￦	—	￦	—	￦	1	￦ (17,844)

(In millions of Korean won)	March 31, 2012
	Beginning	Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses on intangible assets	￦ (13,926)	￦	—	￦	—	￦	62	￦ (13,864)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

16. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Assets		Liabilities		Net amount

Other provisions	￦	132,893	￦	—	￦	132,893
Allowances for loan losses		187		(2,483)		(2,296)
Impairment losses on property and equipment		1,961		—		1,961
Interest on equity index-linked deposits		606		—		606
Share-based payments		5,354		—		5,354
Provisions for guarantees		34,200		—		34,200
Losses (gains) from valuation on derivative financial instruments		2,248		(4,397)		(2,149)
Present value discount		1,802		(7,545)		(5,743)
Losses (gains) from fair value hedged item		29,847		—		29,847
Accrued interest		—		(68,026)		(68,026)
Deferred loan origination fees and costs		11,472		(95,746)		(84,274)
Gains from revaluation		—		(276,421)		(276,421)
Investments in subsidiaries and others		55,681		(60,978)		(5,297)
Derivative linked securities		195,327		(194,572)		755
Others		433,919		(330,667)		103,252

		905,497		(1,040,835)		(135,338)
Off-setting of deferred income tax assets and liabilities		(887,835)		887,835		—

	￦	17,662	￦	(153,000)	￦	(135,338)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Assets		Liabilities		Net amount

Other provisions	￦	139,412	￦	(57)	￦	139,355
Allowances for loan losses		1,144		(2,578)		(1,434)
Impairment losses on property and equipment		2,111		—		2,111
Interest on equity index-linked deposits		722		—		722
Share-based payments		6,191		—		6,191
Provisions for guarantees		50,398		—		50,398
Losses (gains) from valuation on derivative financial instruments		1,593		(39,501)		(37,908)
Present value discount		2,337		(7,081)		(4,744)
Losses (gains) from fair value hedged item		30,802		—		30,802
Accrued interest		—		(80,459)		(80,459)
Deferred loan origination fees and costs		8,745		(94,142)		(85,397)
Gains from revaluation		—		(276,421)		(276,421)
Investments in subsidiaries and others		49,128		(57,388)		(8,260)
Derivative linked securities		161,642		(160,131)		1,511
Others		464,989		(315,703)		149,286

		919,214		(1,033,461)		(114,247)
Off-setting of deferred income tax assets and liabilities		(900,782)		900,782		—

	￦	18,432	￦	(132,679)	￦	(114,247)

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦96,329 million associated with investment in subsidiaries and associates as of March 31, 2013, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not reverse in the foreseeable future.

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank as of March 31, 2013.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦2,474,664 million associated with investments in subsidiaries and others as of March 31, 2013, because it is not probable that the temporary differences will reverse in the foreseeable future.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

No deferred income tax assets have been recognized for deductible temporary differences of ￦80,204 million and ￦85,993 million associated with loss on SPE repurchase and others, respectively, as of March 31, 2013, due to the uncertainty that these will be realized in the future.

The changes in cumulative temporary differences for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Losses (gains) from fair value hedged item	￦	127,281	￦	127,281	￦	123,334	￦	123,334
Other provisions		576,999		452,672		424,943		549,270
Allowances for loan losses		4,727		4,166		212		773
Impairment losses on property and equipment		8,723		8,723		8,105		8,105
Deferred loan origination fees and costs		36,136		35,721		46,990		47,405
Interest on equity index-linked deposits		2,985		1,476		995		2,504
Share-based payments		25,591		25,591		22,124		22,124
Provisions for guarantees		208,255		208,255		141,324		141,324
Gains (losses) from valuation on derivative financial instruments		6,581		6,581		9,291		9,291
Present value discount		9,656		9,411		7,201		7,446
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		2,687,622		35,278		40,327		2,692,671
Derivative linked securities		667,942		667,942		807,135		807,135
Others		2,004,899		1,113,474		978,515		1,869,940

		6,447,601		2,696,571		2,610,496		6,361,526

Unrecognized deferred income tax assets:
Share-based payments		10						—
Other provisions		817						—
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		2,492,775						2,474,664
Others		87,342						85,993

		3,786,453						3,720,665

Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	919,214					￦	905,497

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	March 31, 2013
	Beginning		Decrease		Increase		Ending
Taxable temporary differences
Accrued interest	￦	(339,126)	￦	(203,999)	￦	(153,114)	￦	(288,241)
Allowances for loans losses		(10,654)		(392)		—		(10,262)
Deferred loan origination fees and costs		(389,017)		(389,017)		(395,644)		(395,644)
Gains (losses) from valuation on derivative financial instruments		(163,225)		(162,631)		(17,579)		(18,173)
Present value discount		(32,185)		—		(2,112)		(34,297)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,142,234)		—		—		(1,142,234)
Investments in subsidiaries and others		(5,870,144)		(7,259)		(255,817)		(6,118,702)
Derivative linked securities		(661,700)		(661,700)		(804,015)		(804,015)
Others		(1,307,703)		(515,487)		(582,429)		(1,374,645)

		(9,981,276)		(1,940,485)		(2,210,710)		(10,251,501)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(83,745)						(96,329)

		(9,832,243)						(10,089,884)

Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	(1,033,461)					￦	(1,040,835)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	March 31, 2012
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Losses (gains) from fair value hedged item	￦	109,596	￦	109,596	￦	86,398	￦	86,398
Other provisions		470,507		430,917		433,866		473,456
Allowances for loan losses		827		128		268		967
Impairment losses on property and equipment		12,666		12,666		10,850		10,850
Deferred loan origination fees and costs		204		204		153		153
Interest on equity index-linked deposits		7,378		3,522		2,398		6,254
Share-based payments		19,359		19,359		21,871		21,871
Provisions for guarantees		311,263		311,263		300,076		300,076
Gains (losses) from valuation on derivative financial instruments		6,548		6,548		—		—
Present value discount		15,579		15,614		15,012		14,977
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		3,401,898		930,386		21,894		2,493,406
Derivative securities		1,837,877		1,837,877		1,908,296		1,908,296
Others		1,826,081		1,068,142		1,284,522		2,042,461

		8,099,987		4,746,222		4,085,604		7,439,369

Unrecognized deferred income tax assets:
Share-based payments		2,546						3,073
Other provisions		365						236
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		3,299,083						2,352,011
Others		88,939						88,245

		4,628,850						4,915,600

Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	1,129,147					￦	1,186,321

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	March 31, 2012
	Beginning		Decrease		Increase		Ending
Taxable temporary differences
Accrued interest	￦	(381,276)	￦	(226,962)	￦	(154,416)	￦	(308,730)
Allowances for loans losses		(10,636)		(222)		(22)		(10,436)
Deferred loan origination fees and costs		(400,199)		(400,199)		(403,352)		(403,352)
Gains (losses) from valuation on derivative financial instruments		(452,200)		(452,200)		(470,213)		(470,213)
Present value discount		(57,287)		(32,422)		—		(24,865)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,142,581)		—		—		(1,142,581)
Investments in subsidiaries and others		(5,345,703)		(1,009,182)		(150,589)		(4,487,110)
Derivative securities		(1,846,433)		(1,846,433)		(1,908,218)		(1,908,218)
Others		(1,055,616)		(357,201)		(348,785)		(1,047,200)

		(10,757,219)		(4,324,821)		(3,435,595)		(9,867,993)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(53,293)						(56,335)

		(10,638,638)						(9,746,370)

Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	(1,331,549)					￦	(1,326,023)

17. Assets held for sale

The details of assets held for sale as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	3,552	￦	(2,289)	￦	1,263	￦	1,263
Buildings		35,607		(2,904)		32,703		32,703

	￦	39,159	￦	(5,193)	￦	33,966	￦	33,966

(In millions of Korean won)	Dec. 31, 2012
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	5,288	￦	(2,613)	￦	2,675	￦	2,675
Buildings		35,883		(3,146)		32,737		32,737

	￦	41,171	￦	(5,759)	￦	35,412	￦	35,412

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Input variables that are used to measure the fair value and the valuation technique of fair value of assets held for sale as of March 31, 2013, is as follows.

(In millions of Korean won)	March 31, 2013
	Fair value		Valuation technique[1]	Unobservable input[2]	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Land and buildings	￦	3,823	Sales comparison approach	Adjustment index	0.324~0.445	Fair value increases as the adjustment index rises.
				Adjustment ratio	-20.00~0.00	Fair value decreases as the absolute value of adjustment index rises.
		30,143	Sales comparison approach	Unit price per area of exclusive possess, Time point adjustment, Individual factor and others	Unit price per area of exclusive possess: About ￦ 6.9 million Time point adjustment: 1.0721 Individual factor: 0.616	Fair value increases as the unit price per area of exclusive possess and others rise.

[1]	To conduct a public sale based on the appraisal value, is evaluated by setting the adjustment ratio at the failure in bidding.
[2]	Adjustment index is calculated using the real estate index or the producer price index, or Land price volatility.

The assets held for sale were valued by qualified independent appraisers with experience in valuing similar properties in the same location. All assets held for sale are classified as Level 3 fair value of all on the basis of the note 6-1. (2) criteria of fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The changes in accumulated impairment losses of assets held for sale for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)
March 31, 2013
Beginning	Provision	Reversal		Others		Ending
￦ (5,759)	￦ (1,797)	￦	—	￦	2,363	￦ (5,193)

(In millions of Korean won)
March 31, 2012
Beginning	Provision	Reversal		Others		Ending
￦ (6,247)	￦ (1,705)	￦	—	￦	65	￦ (7,887)

As of March 31, 2013, assets held for sale consist of five real estates of closed offices and one real estate acquired through execution of security right, which the management of the Group was committed to a plan to sell, but not yet sold by March 31, 2013. As of reporting date, two assets out of the above assets held for sale are under negotiation for sale and the remaining four assets are also being actively marketed.

18. Other Assets

The details of other assets as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Other financial assets
Other receivables	￦	4,874,132	￦	3,234,195
Accrued income		1,082,704		1,084,570
Guarantee deposits		1,362,039		1,369,647
Domestic exchange settlement debits		2,401,188		2,239,607
Others		232,115		232,524
Allowances for loan losses		(599,375)		(590,110)
Present value discount		(1,006)		(837)

		9,351,797		7,569,596

Other non-financial assets
Other receivables		828		32,396
Prepaid expenses		313,015		266,727
Guarantee deposits		3,934		4,189
Insurance assets		160,772		155,676
Separate account assets		674,757		655,040
Others		99,283		84,683
Allowances on other asset		(8,487)		(7,988)

		1,244,102		1,190,723

	￦	10,595,899	￦	8,760,319

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The changes in allowances for loan losses on other assets for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Other financial assets		Other non- financial assets		Total
Beginning	￦	590,109	￦	7,989	￦	598,098
Written-off		(603)		(5)		(608)
Provision		9,415		503		9,918
Others		454		—		454

Ending	￦	599,375	￦	8,487	￦	607,862

(In millions of Korean won)	March 31, 2012
	Other financial assets		Other non- financial assets		Total
Beginning	￦	353,422	￦	8,339	￦	361,761
Written-off		(2,027)		(4,208)		(6,235)
Provision		3,942		3,143		7,085
Others		1,498		—		1,498

Ending	￦	356,835	￦	7,274	￦	364,109

19. Financial liabilities at fair value through profit or loss

The details of financial liabilities at fair value through profit or loss as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Financial liabilities held for trading
Securities sold	￦	1,194,376	￦	1,342,119
Other		45,001		39,878

		1,239,377		1,381,997

Financial liabilities designated at fair value through profit or loss
Derivative linked securities		628,227		469,138

		628,227		469,138

Total financial liabilities at fair value through profit or loss	￦	1,867,604	￦	1,851,135

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The details of credit risk of financial liabilities designated at fair value through profit or loss as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Financial liabilities designated at fair value through profit or loss	￦	628,227	￦	469,138
Changes in fair value resulting from changes in the credit risk		(1,360)		3,812
Accumulated changes in fair value resulting from changes in the credit risk		(6,990)		(5,630)

20. Deposits

Deposits as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Deposits	￦	194,502,849	￦	197,346,208
Deferred financing costs		—		(3)

	￦	194,502,849	￦	197,346,205

The details of deposits as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Demand deposits
Demand deposits in Korean won
Checking deposits	￦	178,001	￦	116,417
Household checking deposits		462,036		434,814
Special deposits		2,900,530		3,093,865
Ordinary deposits		21,618,496		21,468,422
Public fund deposits		78,892		68,600
Treasury deposits		34,993		5,256
General savings deposits		25,747,509		24,668,545
Corporate savings deposits		9,705,185		10,504,790
Nonresident’s deposit in Korean won		60,158		31,614
Nonresident’s free deposit in Korean won		14,867		2,818
Others		173,203		186,193

		60,973,870		60,581,334

Demand deposits in foreign currencies
Checking deposits		118,025		98,478
Ordinary deposits		1,750,477		1,809,712
Special deposits		1,793		1,316
Others		21,604		9,851

		1,891,899		1,919,357

		62,865,769		62,500,691

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Time deposits
Time deposits in Korean won
Time deposits		110,997,527		114,496,449
Installment savings deposits		7,651,657		7,088,988
Good-sum formation savings		75,832		33,586
Nonresident’s deposit in Korean won		194,400		222,586
Workers’ savings for housing		1,633		1,692
Nonresident’s free deposit in Korean won		58,288		92,011
Long-term housing savings deposits		2,857,832		3,083,602
Long-term savings for households		201		206
Preferential savings deposits for workers		289		323
Mutual installment deposits		1,133,808		1,143,414
Mutual installment for housing		966,862		1,005,752
Others		2,960,440		—
Trust deposits		—		2,944,666

		126,898,769		130,113,275

Time deposits in foreign currencies
Time deposits		3,169,918		2,954,348
Installment savings deposits		3,224		2,131
Others		19,411		23,693

		3,192,553		2,980,172

		130,091,322		133,093,447

Certificates of deposits		1,545,758		1,752,067

Total deposits	￦	194,502,849	￦	197,346,205

21. Debts

The details of debts as of March 31, 2013 and December 31, 2012, consist of:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Borrowings	￦	12,073,094	￦	12,274,501
Bonds sold under repurchase agreements and others		1,217,060		1,094,031
Call money		3,895,573		2,596,926

	￦	17,185,727	￦	15,965,458

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The details of borrowings as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	March 31, 2013		Dec. 31, 2012
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	1.25	￦	917,378	￦	781,787
	Borrowings from the government	KEMCO and others	0.00 ~ 5.00		609,131		626,059
	Borrowings from banking institutions	Industrial Bank of Korea and others	2.05 ~ 5.22		120,073		103,398
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.84 ~ 3.69		167,824		268,491
	Other borrowings	The Korea Finance Corporation and others	0.00 ~ 5.30		3,640,592		3,716,879

					5,454,998		5,496,614

Borrowings in foreign currencies	Due to banks	Wells Fargo Bank, N.A and others	—		56,139		52,186
	Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.20 ~ 4.45		3,719,554		3,381,658
	Off-shore borrowings in foreign currencies	Arab Monetary Fund and others	0.62 ~ 1.80		809,669		930,956
	Other borrowings	The Korea Finance Corporation	1.17 ~ 1.49		5,394		5,195
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		2,027,340		2,407,892

					6,618,096		6,777,887

				￦	12,073,094	￦	12,274,501

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The details of bonds sold under repurchase agreements and others as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	March 31, 2013		Dec. 31, 2012

Bonds sold under repurchase agreements	Individuals, Groups, Corporations	0.76 ~ 4.20	￦	1,147,217	￦	1,003,348
Bills sold	Counter sale	1.79 ~ 3.53		69,843		90,683

			￦	1,217,060	￦	1,094,031

The details of call money as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	March 31, 2013		Dec. 31, 2012

Call money in Korean won	The Korea Development Bank and others	2.57 ~ 2.87	￦	2,902,400	￦	2,018,100
Call money in foreign currencies	Central bank Uzbekistan and others	0.13 ~ 5.00		993,173		578,826

			￦	3,895,573	￦	2,596,926

Call money and borrowings from financial institutions as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Bank of Korea		Other Banks		Others		Total
Call money	￦	—	￦	2,073,873	￦	1,821,700	￦	3,895,573
Borrowings		917,378		5,955,773		951,251		7,824,402

	￦	917,378	￦	8,029,646	￦	2,772,951	￦	11,719,975

(In millions of Korean won)	Dec. 31, 2012
	Bank of Korea		Other Banks		Others		Total
Call money	￦	—	￦	1,431,826	￦	1,165,100	￦	2,596,926
Borrowings		781,787		6,546,839		1,438,969		8,767,595

	￦	781,787	￦	7,978,665	￦	2,604,069	￦	11,364,521

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

22. Debentures

The details of debentures as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Annual interest rate (%)	March 31, 2013		Dec. 31, 2012
Debentures in Korean won
Hybrid capital instrument	8.50	￦	100,000	￦	100,000
Structured debentures	0.40 ~ 8.62		1,609,238		1,699,238
Subordinated fixed rate debentures in Korean won	3.40 ~ 7.70		7,804,192		7,921,510
Fixed rate debentures in Korean won	2.62 ~ 7.95		10,162,519		10,145,218
Floating rate debentures in Korean won	2.83 ~ 8.97		1,209,158		1,169,158

			20,885,107		21,035,124

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current period portion)			5,325		36,417
Fair value adjustments on valuation of fair value hedged items (prior year portion)			86,721		52,572

			92,046		88,989

Discount or premium on debentures in Korean won
Discount on debentures			(16,671)		(15,647)

			20,960,482		21,108,466

Debentures in foreign currencies
Floating rate debentures	1.16 ~ 4.22		763,699		759,783
Fixed rate debentures	0.60 ~ 7.25		2,777,044		2,553,814

			3,540,743		3,313,597

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current period portion)			35,271		(68,212)
Fair value adjustments on valuation of fair value hedged items (prior year portion)			(138,715)		(69,060)

			(103,444)		(137,272)

Discount or premium on debentures in foreign currencies
Discount on debentures			(14,607)		(14,579)

			3,422,692		3,161,746

		￦	24,383,174	￦	24,270,212

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The changes in debentures based on face value for the three-month period ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	—	￦	—	￦	100,000
Structured debentures		1,699,238		100,000		(190,000)		—		1,609,238
Subordinated fixed rate debentures in Korean won		7,921,510		—		(92,568)		(24,750)		7,804,192
Fixed rate debentures in Korean won		10,145,218		1,732,000		(1,701,906)		(12,793)		10,162,519
Floating rate debentures in Korean won		1,169,158		342,600		(302,600)		—		1,209,158

		21,035,124		2,174,600		(2,287,074)		(37,543)		20,885,107

Debentures in foreign currencies
Floating rate debentures		759,783		—		(19,495)		23,411		763,699
Fixed rate debentures		2,553,814		416,019		(206,533)		13,744		2,777,044

		3,313,597		416,019		(226,028)		37,155		3,540,743

	￦	24,348,721	￦	2,590,619	￦	(2,513,102)	￦	(388)	￦	24,425,850

(In millions of Korean won)	March 31, 2012
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	—	￦	—	￦	100,000
Structured debentures		3,424,238		100,000		(520,000)		—		3,004,238
Subordinated fixed rate debentures in Korean won		7,995,571		—		(1,882,341)		—		6,113,230
Fixed rate debentures in Korean won		10,791,612		2,460,200		(2,410,615)		—		10,841,197
Floating rate debentures in Korean won		904,258		120,900		(101,000)		—		924,158

		23,215,679		2,681,100		(4,913,956)		—		20,982,823

Debentures in foreign currencies
Floating rate debentures		1,309,606		—		(562,794)		(17,080)		729,732
Fixed rate debentures		2,705,167		676,009		(398,447)		(57,164)		2,925,565

		4,014,773		676,009		(961,241)		(74,244)		3,655,297

	￦	27,230,452	￦	3,357,109	￦	(5,875,197)	￦	(74,244)	￦	24,638,120

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

23. Provisions

The details of provisions as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012

Provisions for unused loan commitments	￦	229,317	￦	236,026
Provisions for acceptances and guarantees		141,862		208,753
Provisions for financial guarantee contracts		6,564		7,383
Provisions for asset retirement obligation		66,285		65,226
Other		147,913		152,341

	￦	591,941	￦	669,729

Provisions for unused loan commitments as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	￦	41,504,074	￦	97,622	0.24
Retail loan commitments		14,409,820		41,479	0.29
Credit line on credit cards		37,391,262		90,216	0.24

	￦	93,305,156	￦	229,317	0.25

(In millions of Korean won)	Dec. 31, 2012
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	￦	40,770,994	￦	106,025	0.26
Retail loan commitments		14,348,821		41,273	0.29
Credit line on credit cards		36,214,899		88,728	0.25

	￦	91,334,714	￦	236,026	0.26

Provisions for acceptances and guarantees as of March 31, 2013 and December 31, 2012, are as follows:

	March 31, 2013
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	￦	1,693,937	￦	32,690	1.93
Confirmed acceptances and guarantees in foreign currencies		3,798,126		53,215	1.40
Unconfirmed acceptances and guarantees		4,483,217		55,957	1.25

	￦	9,975,280	￦	141,862	1.42

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

	Dec. 31, 2012
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	￦	1,564,128	￦	33,554	2.15
Confirmed acceptances and guarantees in foreign currencies		3,609,636		75,859	2.10
Unconfirmed acceptances and guarantees		4,244,517		99,340	2.34

	￦	9,418,281	￦	208,753	2.22

The changes in provisions for unused loan commitments, acceptances and guarantees for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total

Beginning	￦	236,026	￦	208,753	￦	444,779
Effects of changes in foreign exchange rate		754		3,007		3,761
Reversal		(7,463)		(69,898)		(77,361)

Ending	￦	229,317	￦	141,862	￦	371,179

(In millions of Korean won)	March 31, 2012
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total

Beginning	￦	311,502	￦	259,427	￦	570,929
Effects of changes in foreign exchange rate		(3,160)		(208)		(3,368)
Reversal		(8,062)		(13,470)		(21,532)

Ending	￦	300,280	￦	245,749	￦	546,029

The changes in provisions for financial guarantee contracts for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012
Beginning	￦	7,383	￦	7,959
Provision (reversal)		(819)		243

Ending	￦	6,564	￦	8,202

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The changes in provisions for asset retirement obligation for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012
Beginning	￦	65,226	￦	60,059
Provision		550		1,473
Reversal		(7)		—
Used		(224)		—
Unwinding of discount		539		647
Effects of changes in discount rate		201		(20)

Ending	￦	66,285	￦	62,159

Provisions for asset retirement obligations are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The details of other provisions as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Membership rewards program	￦	6,534	￦	11,108
Dormant accounts		15,998		16,028
Litigations		21,173		21,215
Others		104,208		103,990

	￦	147,913	￦	152,341

The changes in other provisions for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	March 31, 2013
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	￦	11,108	￦	16,028	￦	21,215	￦	103,990	￦	152,341
Increase		4,303		2,254		577		10,021		17,155
Decrease		(8,877)		(2,284)		(619)		(9,803)		(21,583)

Ending	￦	6,534	￦	15,998	￦	21,173	￦	104,208	￦	147,913

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)
	March 31, 2012
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	￦	13,495	￦	11,292	￦	49,286	￦	84,719	￦	158,792
Increase		4,187		4,550		1,522		232		10,491
Decrease		(4,115)		(2,333)		(363)		(10,007)		(16,818)

Ending	￦	13,567	￦	13,509	￦	50,445	￦	74,944	￦	152,465

24. Defined benefit liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation methods.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income (loss).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The changes in the net defined benefit liabilities for the three-month periods ended March 31, 2013 and 2012, are as follows:

	March 31, 2013
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	942,333	￦	(858,610)	￦	83,723
Current service cost		42,729		—		42,729
Interest cost (income)		8,320		(7,558)		762
Remeasurement
Return on plan assets (excluding amounts included in interest income)		—		(89)		(89)
Contributions		—		(50,099)		(50,099)
Past service cost		259		—		259
Payments from plans		(25,568)		25,568		—
Payments from the Group		(2,073)		—		(2,073)
Effect of exchange rate changes		(24)		—		(24)

Ending	￦	965,976	￦	(890,788)	￦	75,188

	March 31, 2012
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	727,760	￦	(600,323)	￦	127,437
Current service cost		38,652		—		38,652
Interest cost (income)		7,791		(6,440)		1,351
Remeasurement
Return on plan assets (excluding amounts included in interest income)		—		486		486
Contributions		—		(50,044)		(50,044)
Payments from plans		(4,697)		4,697		—
Payments from the Group		(3,167)		—		(3,167)
Effect of exchange rate changes		(34)		—		(34)
Others		—		(76)		(76)

Ending	￦	766,305	￦	(651,700)	￦	114,605

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The details of the defined benefit obligation as of March 31, 2013 and December 31, 2012, are as follows:

	March 31, 2013		Dec. 31, 2012
Present value of defined benefit obligation	￦	965,976	￦	942,333
Fair value of plan assets		(890,788)		(858,610)
Defined benefit liabilities		75,188		83,723

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012
Current service cost	￦	42,729	￦	38,652
Past service cost		259		—
Net interest expenses of net defined benefit liabilities		762		1,351

Post-employment benefits1	￦	43,750	￦	40,003

[1]

Post-employment benefits amounting to ￦415 million and ￦183 million for the three-month periods ended March 31, 2013 and 2012, respectively, are recognized as other operating expense in the statements of comprehensive income.

Remeasurements of the net defined benefit liability recognized as other comprehensive income for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012
Remeasurements
Return on plan assets (excluding amounts included in interest income)	￦	89	￦	(486)
Income tax effects		(21)		122

Remeasurements after income tax	￦	68	￦	(364)

Plan assets as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	￦	—	￦	890,788	￦	890,788

(In millions of Korean won)	Dec. 31, 2012
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	￦	—	￦	858,610	￦	858,610

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Key actuarial assumptions used as of March 31, 2013 and December 31, 2012, are as follows:

	March 31, 2013	Dec. 31, 2012
Discount rate (%)	3.00 ~ 3.64	3.00 ~ 3.64
Salary increase rate (%)	0.00 ~ 8.90	0.00 ~ 8.90
Turnover (%)	0.55 ~ 32.00	0.55 ~ 32.00

Mortality assumptions are based on the 7th experience-based mortality table (retirement pension) of Korea Insurance Development Institute.

The sensitivity of the overall pension liability to changes in the weighted principal assumptions as of March 31, 2013, is as follows:

		Effect on defined benefit liability
	Changes in principal assumption	Changes in principal assumption	Changes in principal assumption
Discount rate (%)	0.5%	5.05 % decrease	5.45 % increase
Salary increase rate (%)	0.5%	5.23 % increase	4.89 % decrease
Turnover (%)	0.5%	0.22 % decrease	0.11 % increase

Expected maturity analysis of undiscounted pension benefits as of March 31, 2013, are as follows:

(In millions of Korean won)	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		Between 5 and 10 years		Total
Pension benefits	￦	9,610	￦	61,551	￦	201,234	￦	778,153	￦	1,050,548

The weighted average duration of the defined benefit obligation is 1~16 years.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

25. Other liabilities

The details of other liabilities, excluding defined benefits liabilities, as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Other financial liabilities
Other payables	￦	5,628,618	￦	4,302,813
Prepaid card and debit card		29,759		18,165
Accrued expenses		4,295,316		4,444,807
Financial guarantee liabilities		7,121		7,153
Deposits for letter of guarantees and others		124,591		114,171
Domestic exchange settlement credits		36,713		167,842
Foreign exchanges settlement credits		64,553		52,456
Borrowings from other business account		1,151		34,367
Other payables from trust accounts		3,090,000		2,009,396
Liability Incurred by agency relationship		345,137		499,249
Account for agency businesses		193,707		402,290
Dividend payables		232,298		489
Other payables from factored receivables		38,515		78,025
Others		39,896		29,740

		14,127,375		12,160,963

Other non-financial liabilities
Other payables		22,055		28,229
Unearned revenue		163,693		117,135
Accrued expenses		272,921		248,378
Deferred revenue on credit card points		132,926		111,838
Withholding taxes		80,766		121,688
Insurance liabilities		5,056,232		4,837,166
Separate account liabilities		680,681		661,782
Others		54,407		40,561

		6,463,681		6,166,777

	￦	20,591,056	￦	18,327,740

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

26. Equity

26.1 Share capital

The details of outstanding shares of the Parent Company as of March 31, 2013 and December 31, 2012, are as follows:

	Ordinary shares
	March 31, 2013		Dec. 31, 2012
Number of shares authorized		1,000,000,000		1,000,000,000
Number of shares		386,351,693		386,351,693
Par value per share	￦	5,000	￦	5,000
Share capital stock[1]	￦	1,931,758	￦	1,931,758

[1]	In millions of Korean won.

26.2 Capital surplus

The details of capital surplus as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Share premium	￦	12,226,596	￦	12,226,596
Loss on sale of treasury shares		(568,544)		(568,544)
Other capital surplus		4,182,248		4,182,248

	￦	15,840,300	￦	15,840,300

The changes in the loss on sale of treasury shares for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)
March 31, 2013
Beginning	Changes	Tax effect	Ending
￦ (568,544)	—	—	￦ (568,544)

(In millions of Korean won)
March 31, 2012
Beginning	Changes	Tax effect	Ending
￦ (568,544)	—	—	￦ (568,544)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

26.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Exchange differences on translating foreign operations	￦	(1,879)	￦	(27,061)
Change in value of available-for-sale financial assets		496,044		426,355
Change in value of held-to-maturity financial assets		(1,120)		(1,225)
Shares of other comprehensive income of associates		(31,333)		(47,286)
Cash flow hedges		(5,787)		(2,134)
Actuarial gains (losses) on post defined benefit liabilities		(53,439)		(53,507)

	￦	402,486	￦	295,142

26.4 Retained earnings

The details of retained earnings as of March 31, 2013 and December 31, 2012, consist of:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Legal reserves[1]	￦	188,638	￦	124,014
Voluntary reserves		982,000		4,088,444
Unappropriated retained earnings		5,532,092		2,310,585

	￦	6,702,730	￦	6,523,043

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

The details of the regulatory reserve for credit losses as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	￦	2,091,134	￦	2,146,150
Non-controlling interests		3,214		1,184

	￦	2,094,348	￦	2,147,334

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The adjustments to the regulatory reserve for credit losses as of March 31, 2013 and 2012, are as follows:

(In millions of Korean won, except earnings per share)	March 31, 2013		March 31, 2012

Provision (reversal) of regulatory reserve for credit losses	￦	(55,016)	￦	30,674
Adjusted profit after provision (reversal) of regulatory reserve for credit losses[1]		466,474		574,265
Adjusted basic earnings per share after provision (reversal) of regulatory reserve for credit losses[1]		1,207		1,486
Adjusted diluted earnings per share after provision (reversal) of regulatory reserve for credit losses[1]		1,204		1,483

[1]

Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not accordance with K-IFRS and calculated on the assumption that provision (reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

27. Net Interest Income

The details of interest income and interest expense for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012

Interest income
Due from financial institutions	￦	36,339	￦	34,698
Loans		2,792,950		3,138,662
Financial investments
Available-for-sale financial assets		187,388		198,451
Held-to-maturity financial assets		145,239		165,909
Other		40,091		74,957

		3,202,007		3,612,677

Interest expenses
Deposits		1,165,333		1,377,444
Debts		78,809		98,875
Debentures		288,649		329,126
Other		18,625		15,716

		1,551,416		1,821,161

Net interest income	￦	1,650,591	￦	1,791,516

Interest income recognized on impaired loans and financial investments amounts to ￦30,232 million (2012: ￦28,137 million) and ￦50 million (2012: ￦50 million), respectively, for the three-month periods ended March 31, 2013 and 2012.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

28. Net Fee and Commission income

The details of fee and commission income, and fee and commission expense for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012

Fee and commission income
Banking activity fees	￦	40,205	￦	42,539
Lending activity fees		24,172		20,919
Credit card related fees and commissions		260,200		286,851
Debit card related fees and commissions		56,508		51,741
Agent activity fees		68,847		79,481
Trust and other fiduciary fees		38,471		40,425
Fund management related fees		20,893		19,755
Guarantee fees		7,973		8,343
Foreign currency related fees		25,175		27,281
Commissions from transfer agent services		43,182		45,487
Other business account commission on consignment		6,673		8,020
Securities brokerage fees		17,537		21,593
Other		28,190		36,396

		638,026		688,831

Fee and commission expense
Trading activity related fees[1]		2,312		5,555
Lending activity fees		985		394
Credit card related fees and commissions		222,166		251,417
Outsourcing related fees		16,902		13,440
Foreign currency related fees		2,899		2,729
Management fees of written-off loans		1,080		3,191
Other		24,781		21,624

		271,125		298,350

Net fee and commission income	￦	366,901	￦	390,481

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

29. Net gains or losses on financial assets/liabilities at fair value through profit or loss

29.1 Net gains or losses on financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	125,809	￦	91,925
Equity securities		25,683		48,620

		151,492		140,545

Derivatives held for trading
Interest rate		378,416		337,545
Currency		862,415		780,368
Stock or stock index		95,886		281,105
Commodity		289		171
Other		738		4,484

		1,337,744		1,403,673

Financial liabilities held for trading		11,291		11,489

Other financial instruments		18		1

	￦	1,500,545	￦	1,555,708

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	10,389	￦	38,481
Equity securities		26,833		11,338

		37,222		49,819

Derivatives held for trading
Interest rate		361,044		336,983
Currency		745,106		644,441
Stock or stock index		97,168		276,114
Commodity		99		356
Other		1,109		3,837

		1,204,526		1,261,731

Financial liabilities held for trading		54,935		16,971

Other financial instruments		15		10

		1,296,698		1,328,531

Net gains or losses on financial instruments held for trading	￦	203,847	￦	227,177

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

29.2 Net gains or losses on financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	￦	11,471	￦	76,307
Financial liabilities designated at fair value through profit or loss		8,959		179

		20,430		76,486

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		6,877		3,436
Financial liabilities designated at fair value through profit or loss		15,401		87,119

		22,278		90,555

Net gains or losses on financial instruments designated at fair value through profit or loss	￦	(1,848)	￦	(14,069)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

30. Other operating income and expenses

The details of other operating income and expenses for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012

Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	￦	482	￦	—
Gains on sale of available-for-sale financial assets		26,874		29,790

		27,356		29,790

Gains on foreign exchange transactions		346,115		272,611
Income related to insurance		343,528		536,888
Dividend income		30,153		35,280
Others		94,309		113,020

		841,461		987,589

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		6		—
Loss on sale of available-for-sale financial assets		2,320		312
Impairment on available-for-sale financial assets		85,213		1,862

		87,539		2,174

Expense related to held-to-maturity financial assets
Impairment on held-to-maturity financial assets		2		—

		2		—

Loss on foreign exchanges transactions		447,361		369,430
Expense related to insurance		370,883		546,297
Others		310,760		294,422

		1,216,545		1,212,323

Net other operating income (expenses)	￦	(375,084)	￦	(224,734)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

31. General and administrative expenses

31.1 General and administrative expenses

The details of general and administrative expenses for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012[1]

Employee Benefits
Salaries and short-term employee benefits - salaries	￦	405,456	￦	398,135
Salaries and short-term employee benefits - others		199,696		181,799
Post employment benefits - defined benefit plans		43,335		39,820
Post employment benefits - defined contribution plans		1,718		1,093
Termination benefits		(1,063)		(1,424)
Share-based payments		1,448		5,332

		650,590		624,755

Depreciation and amortization		65,158		75,699

Other general and administrative expenses
Rental expense		72,686		68,550
Tax and dues		36,636		44,181
Communication		12,409		12,436
Electricity and utilities		6,946		6,514
Publication		4,580		4,849
Repairs and maintenance		2,904		2,884
Vehicle		2,495		2,533
Travel		1,230		1,071
Training		5,053		5,150
Service fees		22,097		21,844
Others		102,661		101,402

		269,697		271,414

	￦	985,445	￦	971,868

[1]	Other general and administrative expenses for the three-month period ended March 31, 2012, reclassified as employee benefits, amount to ￦181,799 million.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

31.2 Share-based payments

31.2.1 Share options

The details of the share options as of March 31, 2013, are as follows:

(In number of shares)
	Grant date	Exercise period (Years)	Granted shares[1]	Vesting conditions
Series 17	2005.07.22	8	30,000	Service period: 3 years[3]
Series 18	2005.08.23	8	15,000	Service period: 3 years[3]
Series 19	2006.03.24	8	930,000	Service period: 1, 2, 3 years[2]
Series 20	2006.04.28	8	30,000	Service period: 3 years[2]
Series 21	2006.10.27	8	20,000	Service period: 2 years[2]
Series 22	2007.02.08	8	855,000	Service period: 1, 3 years[2]
Series 23	2007.03.23	8	30,000	Service period: 3 years[2]

			1,910,000

[1]	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.
[2]	The exercise price is indexed to the sum of the major competitors’ total market capitalization.
[3]	The exercisability and number of shares are linked to certain performance conditions for the service period.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The changes in the number of granted share options and the weighted average exercise price for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In Korean won, except shares)
	March 31, 2013
	Number of granted shares						Number of exercisable shares		Exercise price per share	Remaining contractual life (Years)
	Beginning		Expired		Ending
Series 15-1		125,362		125,362		—		—	—	—
Series 15-2		440,928		440,928		—		—	—	—
Series 17		29,441		—		29,441		29,441	49,200	0.31
Series 18		7,212		—		7,212		7,212	53,000	0.40
Series 19		751,651		—		751,651		751,651	77,063	0.98
Series 20		25,613		—		25,613		25,613	81,900	1.08
Series 21		18,987		—		18,987		18,987	76,600	1.58
Series 22		657,498		—		657,498		657,498	77,100	1.86
Series 23		15,246		—		15,246		15,246	84,500	1.98

		2,071,938		566,290		1,505,648		1,505,648

Weighted average exercise price	￦	68,909	￦	48,539	￦	76,571	￦	76,571

(In Korean won, except shares)
	March 31, 2012
	Number of granted shares						Number of exercisable shares		Exercise price per share	Remaining contractual life (Years)
	Beginning		Expired		Ending
Series 12		54,250		54,250		—		—	—	—
Series 13-1		20,000		20,000		—		—	—	—
Series 15-1		125,362		—		125,362		125,362	54,656	0.96
Series 15-2		440,928		—		440,928		440,928	46,800	0.96
Series 17		29,441		—		29,441		29,441	49,200	1.31
Series 18		7,212		—		7,212		7,212	53,000	1.40
Series 19		751,651		—		751,651		751,651	77,063	1.98
Series 20		25,613		—		25,613		25,613	81,900	2.08
Series 21		18,987		—		18,987		18,987	76,600	2.58
Series 22		657,498		—		657,498		657,498	77,100	2.86
Series 23		15,246		—		15,246		15,246	84,500	2.98

		2,146,188		74,250		2,071,938		2,071,938

Weighted average exercise price	￦	68,144	￦	46,787	￦	68,909	￦	68,909

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The fair value of each option granted is estimated using a Black-Scholes option pricing model based on the assumptions in the table below:

(In Korean won)	Share price	Weighted average exercise price	Expected volatility (%)	Option’s expected life (Years)	Expected dividends	Risk free interest rate (%)	Fair value
Series 17 (Directors)	37,500	49,200	23.06	0.15	71	2.55	1
Series 18 (Employees)	37,500	53,000	21.91	0.20	91	2.55	2
Series 19 (Directors)	37,500	76,726	21.46	0.49	225	2.55	—
Series 19 (Employees)	37,500	77,390	21.46	0.49	225	2.55	—
Series 20 (Employees)	37,500	81,900	21.21	0.54	247	2.55	—
Series 21 (Employees)	37,500	76,600	21.20	0.43	197	2.55	—
Series 22 (Directors)	37,500	77,100	23.77	0.93	424	2.55	—
Series 22 (Employees)	37,500	77,100	22.58	0.72	327	2.55	—
Series 23 (Non-executive directors)	37,500	84,500	23.67	0.99	451	2.55	4

The option’s expected life is separately estimated for employees and directors using actual historical behavior and projected future behavior to reflect the effects of expected early exercise. Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the option. To reflect the changes in exercise price which is indexed to the sum of the major competitors’ total market capitalization, cross volatility is used in calculating the expected volatility.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

31.2.2 Share Grants

The Group changed the scheme of share-based payment from share options to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of the share grants as of March 31, 2013, are as follows:

(In number of shares)
Share grants	Grant date	Number of granted shares[1]	Vesting conditions
(KB Financial Group Inc.)
Series 1	2008.09.29	2,543	Services fulfillment , Achievement of targets on the basis of market and non-market performance [2]
Series 2	2009.03.27	3,090	Service fulfillment [3]
Series 3	2010.01.01	32,256	Services fulfillment, Achievement of targets on the basis of market and non-market performance [4,1][0]
Series 4	2010.07.13	218,944	Services fulfillment, Achievement of targets on the basis of market and non-market performance [5,1][0]
Series 5	2010.12.23	13,260	Services fulfillment, Achievement of targets on the basis of market and non-market performance [6,1][0]
Series 6	2011.08.10	8,183	Services fulfillment, Achievement of targets on the basis of market and non-market performance [6,1][0]
Series 7	2012.01.01	42,568	Services fulfillment, Achievement of targets on the basis of market and non-market performance [4],1[0]
Series 8	2012.01.01	59,272	Services fulfillment, Achievement of targets on the basis of market and non-market performance [4],1[0]

		380,116

(Kookmin Bank)
Series 23	2010.07.29	73,650	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,1][0]
Series 25	2010.08.12	18,472	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7],1[0]

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Series 32	2011.03.24	7,986	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8],1[0]
Series 33	2011.07.07	6,025	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9],1[0]
Series 34	2011.08.10	10,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9],1[0]
Series 36	2011.10.18	8,596	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9],1[0]
Series 37	2011.12.23	68,310	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9],1[0]
Series 38	2012.01.01	171,100	Services fulfillment, Achievement of targets on the basis of non-market performance [9],1[0]
Series 39	2012.01.08	18,250	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9],1[0]
Series 40	2012.08.01	9,864	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9],1[0]
Series 41	2012.08.02	36,938	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9],1[0]
Series 42	2012.09.20	8,244	Services fulfillment, Achievement of targets on the basis of market and non-market performance 9,[1][0]
Series 43	2012.11.26	13,918	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9],1[0]
Series 44	2013.01.01	17,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9],1[0]
Series 45	2013.01.01	77,584	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9],1[0]
Series 46	2013.01.01	120,680	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9],1[0]
Grant deferred in 2010	—	5,311	Satisfied
Grant deferred in 2011	—	17,993	Satisfied
Grant deferred in 2012	—	47,892	Satisfied

		738,297

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(Other subsidiaries)
Share granted in 2010	15,654	Services fulfillment, Achievement of targets on the basis of market and non-market performance [1][1]
Share granted in 2011	38,931	Services fulfillment, Achievement of targets on the basis of market and non-market performance [1][1]
Share granted in 2012	63,976	Services fulfillment, Achievement of targets on the basis of market and non-market performance [1][1]
Share granted in 2013	73,477	Services fulfillment, Achievement of targets on the basis of market and non-market performance [1][1]

	192,038

	1,310,451

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]

The vesting condition is to fulfill the remaining contracted service period. The number of certain granted shares to be compensated is determined based on the fulfillment of service requirements. The 30%, 30% and 40% of the number of certain granted shares to be compensated are determined upon the accomplishment of the targeted KPIs, the targeted financial results of the Group and the targeted relative TSR, respectively.

[3]	The number of granted shares to be compensated is determined based on fulfillment of service requirements.
[4]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of targeted KPIs, targeted financial results of the Group and targeted relative TSR, respectively. However, 50% of certain granted shares will be compensated based on the accomplishment of targeted KPIs and the remaining 50% of those shares will be compensated based on the accomplishment of targeted relative TSR.

[5]

The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted relative EPS ratio and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of targeted KPIs, targeted financial results of the Group and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative EPS ratio, the targeted relative TSR and qualitative indicators, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

[6]

The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted KPIs and the targeted financial results of the Group, respectively.

[7]

The 40%, 40% and 20% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted relative EPS and qualitative indicators, respectively.

[8]	The number of granted shares to be compensated is not linked to performance, but fixed.
[9]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPIs, the targeted financial results of the Group and the targeted relative TSR, respectively. However, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted KPIs.

[10]	Certain portion of the granted shares is compensated over a maximum period of three-years.
[1][1]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the key performance results, targeted results with the Group and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated are determined based on targeted results with the Group and the targeted relative TSR, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

The details of share grants linked to short-term performance as of March 31, 2013, are as follows:

	Grant date	Number of vested shares[1]	Vesting conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	3,082	Satisfied
Share granted in 2011	2011.01.01	12,856	Satisfied
Share granted in 2012	2012.01.01	22,349	Satisfied
Share granted in 2013	2013.01.01	5,462	Proportion to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	35,864	Satisfied
Share granted in 2011	2011.01.01	98,631	Satisfied
Share granted in 2012	2012.01.01	134,873	Satisfied
Share granted in 2013	2013.01.01	45,047	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance.

The share grants are settled over three years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 1-4	0.05	2.55	—	37,674
Series 2-3	0.97	2.55	—	37,918
Series 3-1	0.75	2.55	—	37,851
Series 3-2	0.75~1.75	2.55	—	37,851~38,309
Series 3-3	0.75	2.55	—	37,851
Series 4-1	0.28~3.28	2.55	182	38,065~39,131
Series 4-2	0.28~3.28	2.55	250	38,065~39,131
Series 4-3	0.25~2.75	2.55	—	37,117~38,942
Series 4-4	0.75~2.75	2.55	—	37,851~38,942
Series 4-5	0.75~2.75	2.55	—	37,851~38,942
Series 5-1	0.75~1.75	2.55	—	37,851~38,309
Series 6-1	0.75~3.76	2.55	4,145	37,118~39,120
Series 7-1	0.75~3.76	2.55	8,532	37,118~39,120
Series 8-1	1.75~4.76	2.54	13,652	36,580~39,711

(Kookmin Bank)
Series 23	0.28~3.28	2.55	5,713	37,635~40,501
Series 25	0.28~3.28	2.55	5,673	37,635~40,501
Series 32	0.98~3.98	2.55	—	37,451~40,894

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Series 33	0.25~3.76	2.55	5,117	37,743~40,925
Series 34	0.36~3.76	2.55	8,454	37,666~40,925
Series 36	0.75~3.76	2.55	11,559	37,616~40,925
Series 37	0.75~3.76	2.55	17,351	37,616~40,925
Series 38	0.75~3.76	2.55	17,835	37,616~40,925
Series 39	0.75~3.76	2.55	17,591	37,616~40,925
Series 40	1.33~4.76	2.54	23,052	37,283~41,706
Series 41	1.34~4.76	2.54	23,100	37,396~41,706
Series 42	1.47~4.76	2.54	17,946	37,471~41,706
Series 43	1.65~4.76	2.54	17,739	37,363~41,706
Series 44	1.75~4.76	2.54	13,652	38,309~39,711
Series 45	1.75~4.76	2.54	13,652	38,309~39,711
Series 46	1.75~4.76	2.54	13,652	38,309~39,711
Grant deferred in 2010	0.34~1.75	2.55	—	37,764~38,309
Grant deferred in 2011	0.75~1.75	2.55	—	37,851~38,309
Grant deferred in 2012	0.75~2.75	2.55	—	37,851~38,942

(Other subsidiaries)
Share granted in 2010	0.12~1.00	2.55	0~274	37,117~37,980
Share granted in 2011	0.75~1.10	2.55	2,354~4,041	36,985~37,118
Share granted in 2012	1.75~2.29	2.53~2.54	13,563~16,605	36,387~36,580
Share granted in 2013	2.75	2.52	15,351	36,275
Linked to short term performance
(KB Financial Group Inc.)
Share granted in 2010	0.75	2.55	—	37,851
Share granted in 2011	0.75~1.75	2.55	—	37,851~38,309
Share granted in 2012	0.75~2.75	2.55	—	37,851~38,942
Share granted in 2013	1.75~3.76	2.55	—	38,309~39,120
(Kookmin Bank)
Share granted in 2010	0.25~0.75	2.55	—	37,620~37,851
Share granted in 2011	0.25~1.75	2.55	—	37,851~38,309
Share granted in 2012	0.75~2.75	2.55	—	37,851~38,942
Share granted in 2013	1.75~3.76	2.55	—	38,309~39,120

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price as of March 31, 2013, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate. The Group used the historical data of Kookmin Bank for the period before the Parent Company was incorporated.

As of March 31, 2013 and December 31, 2012 the accrued expenses related to share-based payments including share options and share grants amounted to ￦34,032 million and ￦63,315 million, respectively, and the compensation costs amounting to ￦1,448 million and ￦5,332 million were recognized as an expense for the three-month periods ended March 31, 2013 and 2012, respectively. There is no intrinsic value of the vested share options.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

32. Non-operating income and expenses

The details of non-operating income and expenses for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012

Non-operating income
Gains of disposal in property and equipment	￦	118	￦	76
Rent received		373		857
Others		13,354		11,566

		13,845		12,499

Non-operating expenses
Losses of disposal in property and equipment		293		30
Donation		1,999		1,586
Restoration cost		19		16
Others		6,079		22,197

		8,390		23,829

Net non-operating income (expense)	￦	5,455	￦	(11,330)

33. Tax expense

Income tax expense for the three-month periods ended March 31, 2013 and 2012, consists of:

(In millions of Korean won)	March 31, 2013		March 31, 2012
Tax payable
Current tax expense	￦	154,259	￦	257,711
Adjustments recognized in the period for current tax of prior years		(19,113)		1,438

		135,146		259,149

Changes in deferred income tax assets (liabilities)		21,091		(62,700)

Income tax recognized directly in equity
Change in value of available-for-sale financial assets		(21,812)		3,343
Change in value of held-to-maturity financial assets		(59)		(60)
Share of other comprehensive income of associates		(83)		(25)
Cash flow hedges		558		(484)
Actuarial gains (losses) on post defined benefit pension plans		(21)		122

		(21,417)		2,896

Tax expense	￦	134,820	￦	199,345

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

An analysis of the net profit before income tax and income tax expense for the three-month periods ended March 31, 2013 and 2012, follows:

(In millions of Korean won)	Proportion (%)	March 31, 2013		March 31, 2012
Net profit before income tax		￦	547,736	￦	807,991

Tax at the applicable tax rate[1]	24.18	￦	132,436	￦	195,418
Non-taxable income	(0.93)		(5,098)		(2,055)
Non-deductible expense	0.78		4,247		3,441
Tax credit and tax exemption	(0.01)		(74)		(150)
Temporary difference for which no deferred tax is recognized	(0.21)		(1,136)		(2,387)
Deferred tax relating to changes in recognition and measurement	0.63		3,458		276
Income tax refund for tax of prior years	0.19		1,034		1,438
Income tax expense of overseas branch	0.17		911		1,000
Effects from change in tax rate	0.00		20		—
Others	(0.18)		(978)		2,364

Tax expense	24.61	￦	134,820	￦	199,345

[1]	Applicable income tax rate for ￦200 million and below is 11%, for ￦200 million to ￦20 billion is 22% and for over ￦20 billion is 24.2% as of March 31, 2013 and 2012.

The details of current tax assets (income tax refund receivables) and current tax liabilities (income tax payables), as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
Income tax refund receivables	￦	(543,694)	￦	524,379	￦	(19,315)
Income tax payables		864,348		(524,379)		339,969

(In millions of Korean won)	Dec. 31, 2012
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
Income tax refund receivables	￦	(429,676)	￦	415,156	￦	(14,520)
Income tax payables		679,822		(415,156)		264,666

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

34. Dividends

The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2012, of ￦600 per share, amounting to total dividends of ￦231,811 million, were declared at the annual general meeting on March 22, 2013. The Group’s interim consolidated financial statements as of March 31, 2013, reflect this dividend payable. The dividends paid to the shareholders of the Parent Company in 2012 were ￦278,173 million (￦720 per share).

35. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Exchange differences on translating foreign operations	￦	(27,061)	￦	25,182	￦	—	￦	—	￦	(1,879)
Change in value of available-for-sale financial assets		426,355		112,628		(21,127)		(21,812)		496,044
Change in value of held-to-maturity financial assets		(1,225)		165		(1)		(59)		(1,120)
Shares of other comprehensive income of associates		(47,286)		16,069		(33)		(83)		(31,333)
Cash flow hedges		(2,134)		8,041		(12,252)		558		(5,787)
Actuarial gains (losses) on post defined benefit pension plans		(53,507)		89		—		(21)		(53,439)

	￦	295,142	￦	162,174	￦	(33,413)	￦	(21,417)	￦	402,486

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	March 31, 2012
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Exchange differences on translating foreign operations	￦	(1,465)	￦	(3,282)	￦	—	￦	—	￦	(4,747)
Change in value of available-for-sale financial assets		191,752		(1,454)		(8,573)		3,343		185,068
Change in value of held-to-maturity financial assets		(1,652)		167		(1)		(60)		(1,546)
Shares of other comprehensive income of associates		(3,021)		(3,980)		—		(25)		(7,026)
Cash flow hedges		(1,321)		(417)		4,785		(484)		2,563
Actuarial gains (losses) on post defined benefit pension plans		(23,254)		(486)		—		122		(23,618)

	￦	161,039	￦	(9,452)	￦	(3,789)	￦	2,896	￦	150,694

36. Earnings per share

36.1 Basic earnings per share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the the three-month periods ended March 31, 2013 and 2012.

Weighted average number of ordinary shares outstanding:

(In number of shares)	March 31, 2013
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]

Beginning (A)	386,351,693	90	34,771,652,370

Weighted average number of ordinary shares outstanding [(B) =(A)/90]			386,351,693

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In number of shares)	March 31, 2012
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]

Beginning (A)	386,351,693	91	35,158,004,063

Weighted average number of ordinary shares outstanding [(B) =(A)/91]			386,351,693

Basic earnings per share:

(in Korean won and in number of shares)	March 31, 2013

Profit attributable to ordinary shares (C)	￦	411,458,382,929
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	1,065

(in Korean won and in number of shares)	March 31, 2012

Profit attributable to ordinary shares (C)	￦	604,938,972,532
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	1,566

36.2 Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Adjusted profit for diluted earnings per share:

(In Korean won)	March 31, 2013

Profit attributable to ordinary shares	￦	411,458,382,929
Adjustment		—
Adjusted profit for diluted earnings per share	￦	411,458,382,929

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In Korean won)	March 31, 2012

Profit attributable to ordinary shares	￦	604,938,972,532
Adjustment		—
Adjusted profit for diluted earnings per share	￦	604,938,972,532

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(in number of shares)	March 31, 2013	March 31, 2012

Weighted average number of ordinary shares outstanding	386,351,693	386,351,693
Adjustment
Share grants	1,181,319	804,286
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,533,012	387,155,979

Diluted earnings per share:

(in Korean won and in number of shares)	March 31, 2013

Adjusted profit for diluted earnings per share	￦	411,458,382,929
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,533,012
Diluted earnings per share	￦	1,062

(in Korean won and in number of shares)	March 31, 2012

Adjusted profit for diluted earnings per share	￦	604,938,972,532
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,155,979
Diluted earnings per share	￦	1,563

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

37. Insurance Contracts

37.1 Insurance liabilities

The details of insurance liabilities presented within other liabilities as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Individual insurance
Pure Endowment insurance	￦	3,448,281	￦	3,281,701
Death insurance		68,098		63,821
Joint insurance		1,516,687		1,470,755
Group insurance		3,313		1,285
Other		19,853		19,604

	￦	5,056,232	￦	4,837,166

The changes in insurance liabilities for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	March 31, 2013
	Individual insurance
	Pure Endowment insurance		Death insurance		Joint insurance		Group insurance		Others[1]		Total
Beginning	￦	3,281,701	￦	63,821	￦	1,470,755	￦	1,285	￦	19,604	￦	4,837,166
Provision		166,580		4,277		45,932		2,028		249		219,066

Ending	￦	3,448,281	￦	68,098	￦	1,516,687	￦	3,313	￦	19,853	￦	5,056,232

(In millions of Korean won)
	March 31, 2012
	Individual insurance
	Pure Endowment insurance		Death insurance		Joint insurance		Group insurance		Others[1]		Total
Beginning	￦	2,159,534	￦	54,008	￦	1,301,139	￦	266	￦	16,489	￦	3,531,436
Provision		383,423		1,912		39,390		1,633		254		426,612

Ending	￦	2,542,957	￦	55,920	￦	1,340,529	￦	1,899	￦	16,743	￦	3,958,048

[1]	Consists of policyholders’ profit dividend reserve, reserve for compensation for losses on dividend-paying insurance contracts and others.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

37.2 Insurance assets

The details of insurance assets presented within other assets as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Reinsurance assets	￦	3,651	￦	3,751
Deferred acquisition costs		157,121		151,925

	￦	160,772	￦	155,676

The changes in reinsurance assets for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012
Beginning	￦	3,751	￦	2,146
Increase (decrease)		(100)		(430)

Ending	￦	3,651	￦	1,716

The changes in deferred acquisition costs for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012
Beginning	￦	151,925	￦	126,304
Increase		28,648		29,066
Amortization		(23,452)		(16,291)

Ending	￦	157,121	￦	139,079

37.3 Insurance premiums and reinsurance

The details of insurance premiums for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	￦	228,086	￦	8,561	￦	90,350	￦	3,379	￦	11,190	￦	341,566
Reinsurance premiums paid		(54)		(560)		(33)		(256)		(2,377)		(3,280)

Net premiums earned	￦	228,032	￦	8,001	￦	90,317	￦	3,123	￦	8,813	￦	338,286

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	March 31, 2012
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	￦	433,086	￦	3,581	￦	89,648	￦	2,215	￦	7,325	￦	535,855
Reinsurance premiums paid		84		(431)		27		(47)		(1,991)		(2,358)

Net premiums earned	￦	433,170	￦	3,150	￦	89,675	￦	2,168	￦	5,334	￦	533,497

The details of reinsurance transactions for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)
	March 31, 2013
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
Individual	￦	647	￦	584	￦	342	￦	926
Group		256		187		—		187
Others		2,377		849		—		849

	￦	3,280	￦	1,620	￦	342	￦	1,962

(In millions of Korean won)
	March 31, 2012
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
Individual	￦	320	￦	142	￦	267	￦	409
Group		47		84		—		84
Others		1,991		540		—		540

	￦	2,358	￦	766	￦	267	￦	1,033

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Insurance expenses for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	￦	880	￦	771	￦	(78)	￦	914	￦	849	￦	3,336
Dividend expense		58		2		—		—		—		60
Refund expense		70,833		1,181		45,651		130		—		117,795
Provision		166,580		4,277		45,932		2,028		249		219,066

		238,351		6,231		91,505		3,072		1,098		340,257

Reinsurance claims		(25)		(566)		7		(187)		(849)		(1,620)

Net insurance expense	￦	238,326	￦	5,665	￦	91,512	￦	2,885	￦	249	￦	338,637

(In millions of Korean won)	March 31, 2012
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	￦	178	￦	256	￦	3,398	￦	135	￦	468	￦	4,435
Dividend expense		23		3		—		—		—		26
Refund expense		43,790		936		47,903		49		—		92,678
Provision		383,423		1,912		39,390		1,633		254		426,612

		427,414		3,107		90,691		1,817		722		523,751

Reinsurance claims		(42)		(90)		(10)		(84)		(540)		(766)

Net insurance expense	￦	427,372	￦	3,017	￦	90,681	￦	1,733	￦	182	￦	522,985

37.4 Insurance risk

Summary of insurance risk

Insurance risk is the risk of loss arising from the actual risk at the time of claims exceeding the estimated risk at the time of underwriting. Insurance risk is classified by insurance price risk and policy reserve risk.

Insurance price risk is the risk of loss arising from differences between premiums from policyholders and actual claims paid.

Policy reserve risk is the risk of loss arising from differences between policy reserves the Group holds and actual claims to be paid.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Concentration of insurance risk and reinsurance policy

The Group uses reinsurance with the intent to expand the ability of underwriting insurance contracts through mitigating the exposure to insurance risk, and generates synergy by joint development of products, management discipline and collecting information on foreign markets.

The Group cedes reinsurance for mortality, illness and other risks arising from insurance contracts where the Group has little experience for a necessary period of time required to accumulate experience.

The Group’s Reinsurance is ceded through the following process:

i.	In the decision-making process of launching a new product, the Group makes a decision on ceding reinsurance. Subsequently, a reinsurer is selected through bidding, agreements with the relevant departments and final approval by the executive management.

ii.	The reinsurance department analyzes the object of reinsurance, the maximum limit of reinsurance and the loss ratio with the relevant departments.

The characteristic and exposure of insurance price risk

The insurance risk of a life insurance company is measured by insurance price risk. As the life insurance coverage is in form of a fixed payment, the fluctuation of policy reserve is small and the period from insured event to claims payment is not long, the policy reserve risk is managed by assessments of adequacy of the policy reserve.

The Group measures the exposure of insurance price risk as the shortfall of the risk premiums received compared to the claims paid on all insurance contracts for the last 12 months preceding the reporting date.

The maximum exposure of premium risk as of March 31, 2013 and December 31, 2012, follows:

(In millions of Korean won)	March 31, 2013
	Before reinsurance mitigation		After reinsurance mitigation
Mortality	￦	8,922	￦	6,292
Disability		565		190
Hospitalization		840		495
Operation and diagnosis		2,053		1,121
Actual losses for medical expense		152		60
Other		87		67

	￦	12,619	￦	8,225

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Before reinsurance mitigation		After reinsurance mitigation
Mortality	￦	8,016	￦	5,905
Disability		509		176
Hospitalization		821		507
Operation and diagnosis		1,914		911
Actual losses for medical expense		121		43
Other		86		66

	￦	11,467	￦	7,608

Average ratios of claims paid per risk premium received on the basis of exposure before mitigation for the past three years as of March 31, 2013 and December 31, 2012, were 65% and 68%, respectively.

The exposure of market risk arising from embedded derivatives included in host insurance contracts as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013				Dec. 31, 2012
	Policyholders reserve		Guarantee reserve		Policyholders reserve		Guarantee reserve
Variable annuity	￦	535,280	￦	4,015	￦	524,903	￦	3,937
Variable universal		123,093		63		117,397		59

	￦	658,373	￦	4,078	￦	642,300	￦	3,996

Premium reserves and unearned premium reserves classified based on each residual maturity as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)
	March 31, 2013
	Lower than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 Years or more		Total
Premium reserves	￦	189,848	￦	304,363	￦	1,612,086	￦	260,172	￦	355,847	￦	2,267,749	￦	4,990,065
Unearned premium reserves		2,702		—		2		—		2		4		2,710

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)
	Dec. 31, 2012
	Lower than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 Years or more		Total
Premium reserves	￦	156,070	￦	276,101	￦	1,615,643	￦	270,973	￦	345,853	￦	2,109,936	￦	4,774,576
Unearned premium reserves		741		—		2		—		2		4		749

38. Trust Accounts

Financial information of the trust accounts of Kookmin Bank, one of the subsidiaries of the Group, manages as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013				Dec. 31, 2012
	Total assets		Operating revenues		Total assets		Operating revenues[1]
Consolidated	￦	3,327,242	￦	35,905	￦	3,280,238	￦	38,945
Non-consolidated		20,659,693		313,474		19,532,521		254,094

	￦	23,986,935	￦	349,379	￦	22,812,759	￦	293,039

[1]	Operating revenues are for the three-month period ended March 31, 2012.
[2]

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Significant transactions between the Group and the trust accounts for three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012[1]
Revenues
Fees and commissions from trust accounts	￦	38,471	￦	40,425
Interest income from loans on trust accounts		3,162		4,573
Commissions from early termination in trust accounts		24		49

		41,657		45,047

Expenses
Interest expenses due to trust accounts		16,316		12,424

Assets
Accrued trust fees		31,896		33,878
Due from trust accounts		211,883		206,138

		243,779		240,016

Liabilities
Due to trust accounts		3,090,000		2,009,396
Accrued interest on due to trust accounts		4,875		4,074

	￦	3,094,875	￦	2,013,470

[1]	Assets and liabilities are as of December 31, 2012.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

39. Supplemental Cash Flow Information

Cash and cash equivalents as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Cash	￦	1,944,674	￦	2,041,647
Checks with other banks		1,000,804		808,461
Due from Bank of Korea		3,365,984		3,215,181
Due from other financial institutions		4,727,316		4,527,316

		11,038,778		10,592,605

Restricted due from financial institutions		(3,874,258)		(3,643,387)
Due from financial institutions with original maturities over three-months		(562,585)		(361,913)

		(4,436,843)		(4,005,300)

	￦	6,601,935	￦	6,587,305

Significant non-cash transactions for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012
Decrease in loans due to the write-offs	￦	298,648	￦	412,806
Changes in accumulated other comprehensive income due to valuation of investment securities		79,983		(8,077)

Cash inflow and outflow from income tax, interest and dividends for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	Activity	March 31, 2013		March 31, 2012
Income tax paid	Operating	￦	783	￦	96,374
Interest received	Operating		3,222,525		3,769,171
Interest paid	Operating		1,766,599		1,836,823
Dividends received	Operating		31,572		40,526

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

40. Contingent liabilities and commitments

Acceptances and guarantees as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for corporate purchasing card	￦	16	￦	17
Acceptances and guarantees for KB purchasing loan		698,851		546,480
Other acceptances and guarantees		995,070		1,017,631

		1,693,937		1,564,128

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		299,317		204,764
Letter of guarantees		82,048		66,535
Bid bond		47,492		85,228
Performance bond		696,403		529,088
Refund guarantees		2,106,090		2,172,006
Other acceptances and guarantees		566,776		552,015

		3,798,126		3,609,636

Financial guarantees
Acceptances and guarantees for mortgage		43,855		45,123
Overseas debt guarantees		247,342		238,670
International financing guarantees in foreign currencies		22,242		21,422

		313,439		305,215

		5,805,502		5,478,979

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,728,431		3,326,326
Refund guarantees		754,786		918,191

		4,483,217		4,244,517

	￦	10,288,719	￦	9,723,496

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Acceptances and guarantees by counter party as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Corporations	4,496,365	2,938,286	7,434,651	72.26
Small companies	1,255,681	744,652	2,000,333	19.44
Public and others	53,456	800,279	853,735	8.30

	5,805,502	4,483,217	10,288,719	100.00

(In millions of Korean won)	Dec. 31, 2012
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	￦	4,237,305	￦	2,450,719	￦	6,688,024	68.78
Small companies		1,185,994		763,254		1,949,248	20.05
Public and others		55,680		1,030,544		1,086,224	11.17

	￦	5,478,979	￦	4,244,517	￦	9,723,496	100.00

Acceptances and guarantees by industry as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	112,548	￦	—	￦	112,548	1.09
Manufacturing		3,204,567		2,526,895		5,731,462	55.71
Service		515,259		48,104		563,363	5.48
Whole sale & Retail		1,075,166		865,565		1,940,731	18.86
Construction		864,726		299,541		1,164,267	11.32
Public sector		23,808		718,837		742,645	7.22
Others		9,428		24,275		33,703	0.32

	￦	5,805,502	￦	4,483,217	￦	10,288,719	100.00

(In millions of Korean won)	Dec. 31, 2012
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	92,037	￦	8,610	￦	100,647	1.04
Manufacturing		3,262,542		2,198,617		5,461,159	56.16
Service		389,831		33,815		423,646	4.36
Whole sale & Retail		924,602		725,224		1,649,826	16.97
Construction		754,876		284,448		1,039,324	10.69
Public sector		20,650		972,777		993,427	10.22
Others		34,441		21,026		55,467	0.56

	￦	5,478,979	￦	4,244,517	￦	9,723,496	100.00

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Commitments as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Commitments
Corporate loan commitments	￦	41,504,074	￦	41,338,494
Retail loan commitments		14,409,820		14,348,821
Credit line on credit cards		37,391,262		36,282,330
Private placement commitments		80,000		80,000
Purchase of other security investment		1,690,106		2,019,524

		95,075,262		94,069,169

Financial Guarantees
Credit line		1,242,725		1,141,554
Purchase of security investment		48,000		62,500

		1,290,725		1,204,054

	￦	96,365,987	￦	95,273,223

Other Matters (including litigation)

a) The Group has filed 107 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ￦934,760 million, and faces 340 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦479,760 million, which arose in the normal course of the business and are still pending as of March 31, 2013.

Meanwhile, several customers of Kookmin Bank filed lawsuits against Kookmin Bank claiming a refund of fees for putting up fixed collateral as of March 31, 2013. One lawsuit is on its second trial, while the court ruled in favor of Kookmin Bank during the first trial. The others are on their first trial. A relatively low probability of an outflow of resources is expected in relation to the outcome of the lawsuits.

b) According to the shareholders’ agreement on September 25, 2009, among Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013, to February 24, 2017.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

c) The face value of the securities sold to general customers through tellers’ sale amounts to ￦104,706 million and ￦116,633 million as of March 31, 2013 and December 31, 2012, respectively.

d) Kookmin Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed additional corporate tax including local income tax of ￦482,755 million. Kookmin Bank paid this amount to the Tax authorities. Subsequently, Kookmin Bank filed a claim for adjudication in August 2007 for repayment of the amount of ￦482,643 million. Of this amount, ￦117,135 million has been refunded to Kookmin Bank following a successful appeal to the National Tax Tribunal and administrative litigations. Further, a portion of the claim amounting to ￦970 million has been extinguished following litigation. Meanwhile, the claim for a refund of ￦364,538 million, specifically related to the merger of Kookmin Card Co., Ltd. was ruled in favor of Kookmin Bank in an original case on April 1, 2011, and in a second trial at the Seoul High Court on January 12, 2012. The ruling has been appealed by the Tax authorities to the Supreme Court, where it is currently pending third trial as of March 31, 2013.

41. Asset-backed securitization

The Group issued debentures secured by certain transferred assets.

The details of debentures which are secured by loans and other financial assets as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Interest rates (%)	Expiration date	Senior debentures		Underlying assets
					Loans		Securities
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.[1]	1.30	2039-12-08	￦	233,976	￦	346,829	￦	—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd.[2]	8.97	2014-06-30		3,258		19,000		—
KH First Co., Ltd.[2]	2.83	2014-08-29		100,900		100,000		—
KB Kookmin Card First Securitization Co., Ltd.[1]	LIBOR+0.48	2014-11-26		333,630		536,601		—
Wise Mobile First Securitization Specialty[2]	2.94~3.17	2013-06-07 ~ 2015-09-07		510,000		476,637		—
Wise Mobile Second Securitization Specialty[2]	2.79~2.99	2013-05-13 ~ 2015-11-13		545,000		494,020		—

				1,726,764		1,973,087		—

Premiums (discounts) on debentures				(2,782)		—		—

			￦	1,723,982	￦	1,973,087	￦	—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)	Dec. 31, 2012
	Interest rates (%)	Expiration date	Senior debentures		Underlying assets
					Loans		Securities
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.[1]	1.29	2039-12-08	￦	249,668	￦	361,702	￦	—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd.[2]	10.73	2014-06-30		3,258		19,000		—
KB Kookmin Card First Securitization Co., Ltd.[1]	LIBOR+0.48	2014-11-26		321,330		601,924		—
Wise Mobile First Securitization Specialty[2]	2.90~3.17	2013-03-07 ~ 2015-09-07		570,000		533,936		—
Woori KA First Asset Securitization[2]	5.50	2014-12-31		24,750		89,758		—
KH First Co., Ltd.[2]	3.07	2013-01-21		100,900		100,000		—

				1,269,906		1,706,320		—

Premiums (discounts) on debentures				(2,495)		—		—

			￦	1,267,411	￦	1,706,320	￦	—

[1]	Included in the floating rate debentures in foreign currencies (Note 22).
[2]	Included in the floating rate debentures in Korean won (Note 22).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

42. The Subsidiaries

The details of subsidiaries as of March 31, 2013, are as follows:

Investor	Investee	Ownership interests (%)	Location	Date of financial information	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and domestic, foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card
	KB Investment & Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Life Insurance Co., Ltd.	51.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Investment in small company
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
Kookmin Bank	Kookmin Bank Int’l Ltd. (London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	92.44	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	Personal pension trusts and 10 other trusts[1]	—	Korea	Dec. 31	Trust
	KB Mortgage Loan First Securitization Specialty Co., Ltd. and 10 others[2]	—	Korea and others	Dec. 31	Asset-backed securitization and others
	KB Evergreen Private Securities 26 and 23 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment Co., Ltd.	KB06-1 Venture Investment	75.00	Korea	Dec. 31	Capital investment
	KB08-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate Fund No. 6	95.67	Korea	Dec. 31	Capital investment
	KB Wellyan Private Equity Real Estate Fund No. 7[2]	47.97	Korea	Dec. 31	Capital investment
KB Wellyan Private Equity Real Estate Fund No. 6, 7	Boyoung construction[2]	—	Korea	Dec. 31	Construction
KB Investment Co., Ltd.	NPS 07-5 KB Venture Fund[2]	20.00	Korea	Dec. 31	Capital investment
	09-5 KB Venture Fund[2]	33.33	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No. 2010-8 Investment Partnership[2]	50.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund[2]	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[2]	33.33	Korea	Dec. 31	Capital investment
KB Investment & Securities	New Star 1st. Ltd.[2]	—	Korea	Dec. 31	Asset-backed securitization
KB Kookmin Card Co., Ltd	KB Kookmin Card First Securitization Co., Ltd.[2]	0.90	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile First Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Second Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
KB Life Insurance Co., Ltd.	GS Focus and Concentrate Private Equity Fund No. 3 and 6 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment & Securities, KB life Insurance, KB Real Estate Trust Co., Ltd	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank	Hanbando BTL Private Special Asset Fund[2]	39.74	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance	KB Hope Sharing BTL Private Special Asset[2]	40.00	Korea	Dec. 31	Capital investment
Kookmin Bank	KB Mezzanine Private Securities Fund[2]	46.51	Korea	Dec. 31	Capital investment
	K Star KTB ETF(Bond)[2]	48.78	Korea	Dec. 31	Capital investment
	Global Logistics Infra Private Fund 1	57.14	Korea	Dec. 31	Capital investment
	Global Logistics Infra Private Fund 2	—	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

[1]

The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal or payment of principal and fixed rate of return.

[2]

The Group controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.

The condensed financial information of major subsidiaries as of March 31, 2013 and December 31, 2012, and for the three-month periods ended March 31, 2013 and 2012, follows:

(In millions of Korean won)
	March 31, 2013
	Assets		Liabilities		Equity		Operating income (revenue)		Profit (loss) for the period		Total comprehensive income (loss) for the period
Kookmin Bank[1]	￦	261,500,311	￦	241,345,835	￦	20,154,476	￦	4,862,973	￦	295,857	￦	397,333
KB Kookmin Card Co., Ltd.[1]		13,791,635		10,620,637		3,170,998		714,376		95,590		91,365
KB Investment & Securities Co., Ltd.[1]		3,834,905		3,283,743		551,162		228,484		6,670		5,415
KB Life Insurance Co., Ltd.[1]		6,302,679		5,884,612		418,067		396,301		3,267		24,866
KB Asset Management Co., Ltd.[1]		179,722		41,305		138,417		23,371		11,332		11,405
KB Real Estate Trust Co., Ltd.		206,101		36,682		169,419		10,355		2,622		3,209
KB Investment Co., Ltd.[1]		216,786		92,254		124,532		5,704		1,170		1,090
KB Credit Information Co., Ltd.		31,557		8,731		22,826		10,923		35		35
KB Data System Co., Ltd.		20,791		6,384		14,407		11,674		(359)		(352)
KB Savings Bank Co., Ltd.		640,903		501,650		139,253		13,522		2,625		2,942

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)
	Dec. 31, 2012
	Assets		Liabilities		Equity		Operating income (revenue)[2]		Profit (loss) for the period[2]		Total comprehensive income (loss) for the period[2]
Kookmin Bank[1]	￦	261,046,853	￦	241,007,671	￦	20,039,182	￦	5,212,116	￦	526,433	￦	500,760
KB Kookmin Card Co., Ltd.[1]		14,046,174		10,966,541		3,079,633		723,250		71,169		75,023
KB Investment & Securities Co., Ltd.[1]		3,315,245		2,769,498		545,747		420,516		5,951		14,817
KB Life Insurance Co., Ltd.[1]		5,987,928		5,594,727		393,201		582,685		7,260		4,217
KB Asset Management Co., Ltd.[1]		164,595		37,555		127,040		22,093		10,882		11,350
KB Real Estate Trust Co., Ltd.		201,572		35,363		166,209		13,102		5,629		5,844
KB Investment Co., Ltd.[1]		226,528		103,086		123,442		6,151		607		1,237
KB Credit Information Co., Ltd.		30,422		7,631		22,791		13,649		81		81
KB Data System Co., Ltd.		25,519		10,761		14,758		25,115		460		472
KB Savings Bank Co., Ltd.		646,674		510,254		136,420		18,752		(4,170)		(4,045)

[1]	Financial information is based on its consolidated financial statements.
[2]	Operating income (revenue), profit (loss) for the period, total comprehensive income (loss) for the period are for the three-month period ended March 31, 2012.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Kookmin Bank

Kookmin Bank engages in the banking business in accordance with Banking Act, trust business in accordance with Capital Market and Financial Investment Business Act and other relevant businesses. As of March 31, 2013, Kookmin Bank has 1,192 domestic branches and offices and five overseas branches (excluding four subsidiaries and three offices). Kookmin Bank’s share capital as of March 31, 2013, is ￦2,021,896 million.

KB Kookmin Card Co., Ltd.

KB Kookmin Card Co., Ltd. (the “KB Kookmin Card”) was established upon spin off of Kookmin Bank’s credit card business segment in March 2011, to engage in the credit card business under the Act on Registration of Credit Business and Protection of Finance Users and other related business. Its headquarters are located in Seoul. KB Kookmin Card’s share capital as of March 31, 2013, is ￦460,000 million.

KB Investment & Securities Co., Ltd.

KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) was established on August 16, 1995, to engage in financial investment business services including investment trading services and brokerage services and in other related services in accordance with the Capital Market and Financial Investment Business Act. On March 11, 2008, the former Hannuri Investment & Securities changed its name to KB Investment & Securities. KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. on March 12, 2011. Its headquarters are located in Seoul. KB Investment & Securities’ share capital as of March 31, 2013, is ￦157,942 million.

KB Life Insurance Co., Ltd.

KB Life Insurance Co., Ltd. (the “KB Life Insurance”) was established on April 29, 2004, to engage in financial insurance operations. On May 31, 2004, the company merged with Hanil Life Insurance Co., Ltd., undertaking all the insurance contracts and related assets and liabilities. The life insurance business under the Insurance Business Act is one of the company’s major business operations. Its headquarters are located in Seoul. KB Life Insurance’s share capital as of March 31, 2013, is ￦276,000 million.

KB Asset Management Co., Ltd.

KB Asset Management Co., Ltd. (the “KB Asset Management”) was established on April 1988 to engage in investment advisory services including consulting and providing information on investments in securities. On July 1997, it started to engage in collective investment businesses (previously known as security investment trust operations) under the Capital Market and Financial Investment Business Act (previously called the Security Investment Trust Business Act). Its headquarters are located in Seoul. KB Asset Management’s share capital as of March 31, 2013, is ￦38,338 million.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

KB Real Estate Trust Co., Ltd.

KB Real Estate Trust Co., Ltd. (the “KB Real Estate Trust”) was established on December 3, 1996, to provide real estate trust services including land trust. Under the Capital Market and Financial Investment Business Act (previously called the Trust Business Act), the Financial Services Commission authorized the company to engage in real estate trust service. On September 16, 2002, the name of the company changed to KB Real Estate Trust Co., Ltd. from Jooeun Real Estate Trust Inc. Its headquarters are located in Seoul. KB Real Estate Trust’s share capital as of March 31, 2013, is ￦80,000 million.

KB Investment Co., Ltd.

KB Investment Co., Ltd. (the “KB Investment”) was established on March 27, 1990, to provide services to small startup companies. Its main business is to invest in venture companies and small startup companies, and to organize startup investment cooperatives and private equity funds. On April 3, 1990, the company, under Section 7 of the Support for Small and Medium Enterprise Establishment Act, was listed on the Small Business Administration as a small startup business investment organization. KB Investment purchases impaired loans, invests in companies under debt restructuring process, and sells reorganized companies after normalization. In March 2001, the company, under the Industrial Development Act, registered as a Corporate Restructuring Company in the Ministry of Knowledge Economy. As approved by its shareholders on June 25, 2009, its name was changed to KB Investment Co., Ltd. Its headquarters are located in Seoul. KB Investment’s share capital as of March 31, 2013, is ￦44,759 million.

KB Credit Information Co., Ltd.

KB Credit Information Co., Ltd. (the “KB Credit Information”) was established on October 9, 1999, under the Credit Information Protection Act to engage in loan collection services and credit research services. On May 2, 2002, the company merged with KM Credit Information Inc. to improve management of subsidiaries. As approved by its shareholders on October 28, 2002, its name was changed from Kookeun Credit Information Co., Ltd. to KB Credit Information Co., Ltd. Its headquarters are located in Seoul. KB Credit Information’s share capital as of March 31, 2013, is ￦6,262 million.

KB Data Systems Co., Ltd.

KB Data Systems, Co., Ltd. (the “KB Data Systems”) was established on September 1991 to engage in computer system development and its sales, system maintenance, and information technology outsourcing services. Its headquarters are located in Seoul. KB Data Systems’ share capital as of March 31, 2013, is ￦8,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

KB Savings Bank Co., Ltd.

KB Savings Bank Co., Ltd. (the “KB Savings Bank”) was established on January 2012, signed a purchase & assumption (P&A) deal for selected assets and liabilities of Jeil Savings Bank Co., Ltd. and acquired the assets and liabilities on January 13, 2012. KB Savings Bank operates its business mainly in loan, bill discounting and depository business under the Mutual Savings Banks Act. Its headquarters are located in Seoul. KB Savings Bank’ share capital as of March 31, 2013, is ￦34,000 million.

Kookmin Bank Int’l Ltd. (London)

Kookmin Bank Int’l Ltd. (London) was established in November 1991 and operates its businesses mainly in general banking, trading finance, foreign currency exchange, and derivatives. Its name was changed from Korea Long Term Credit Bank Int’l Ltd. to Kookmin Bank Int’l Ltd. (London) when the Bank merged with Korea Long Term Credit Bank in January 1999. The headquarters are located in London, England. Kookmin Bank Int’l Ltd. (London)’s share capital as of March 31, 2013, is USD 30,392,000.

Kookmin Bank Hong Kong Ltd.

Kookmin Bank Hong Kong Ltd. was established in July 1995 and operates its businesses in general banking and trading finance. The headquarters are located in Hong Kong. Kookmin Bank Hong Kong Ltd.’s share capital as of March 31, 2013, is USD 20,000,000.

Kookmin Bank Cambodia PLC.

Kookmin Bank acquired 51% of ownership in Kookmin Bank Cambodia PLC. in May 2009. As of March 31, 2013, Kookmin Bank owns 92.44% through its participation in paid-in capital increase in December 2010 and the additional acquisition of equity interests for a purchase consideration of ￦8,048 million in July 2012. In particular, Kookmin Bank Cambodia PLC. mainly operates lending, borrowing, foreign currency exchange services, and other ordinary banking business. The carrying amount of the non-controlling interests in Kookmin Bank Cambodia PLC on the date of acquisition was ￦8,364 million. Kookmin Bank derecognized non-controlling interests of ￦7,013 million and recorded a decrease in equity attributable to owners of the parent of ￦1,035 million. The headquarters are located in Phnom Penh, Cambodia. Kookmin Bank Cambodia PLC.’s paid-in capital as of March 31, 2013, is USD 16,000,000.

Kookmin Bank (China) Ltd.

Kookmin Bank (China) Ltd. was established in November 19, 2012, and operates its businesses in general banking and trading finance. The Group established Corporation Limited by integrating local branches in China, Beijing, Harbin, Suzhou, Guangzhou. The Group owns 100% of ownership. The headquarters are located in Beijing, China. Kookmin Bank (China) Ltd.’s share capital as of March 31, 2013, is USD 383,874,937.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements that could require to provide financial support to a consolidated structured entity

•

The Group has provided ABCP purchase commitment of ￦101,000 million to KH First Co., Ltd., the Group’s subsidiary, that had issued ABCP. This purchase commitment would require the Group to acquire the shortage if there is a shortage of the investors of the ABCP issued by the structured entity.

•

The Group provides a guarantee of the principal & interest and a guarantee of the principal to certain instruments among trust instruments. The guarantee of the principal & interest and the guarantee of the principal require the Group to reimburse the trust parcticipants for losses that they incur if the underlying assets do not perform up to the specified amount of their contractual cash flows.

Intentions to provide financial or other support to a consolidated structured entity

•	The Group provides ABCP purchase commitments as a bridge financial institution to loan based on ABCP issuing amount.

•	The Group provides a guarantee of the principal & interest and a guarantee of the principal as a trustee to enhance the credit of trust instruments in operation.

Changes in subsidiaries

KB Evergreen Private Securities 63 and 12 other private equity funds, Wise Mobile Second Securitization newly consolidated during the three-month period ended March 31, 2013. Yurie Select Private Securities Investment Trust 32 and 14 other private equity funds, KB K-Alpha private equity trust have been excluded from consolidation due to their liquidation. Also, KB Private Real Estate Securities Fund1(NPL) and Woori KA First Asset Securitization Specialty Co., Ltd. have been excluded from consolidation due to change of contract condition.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

For the three-month periods ended March 31, 2013 and 2012, the following table summarizes the information relating to the Group’s subsidiaries that have material non-controlling interests, before any intra-group eliminations, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012[1]
Non-controlling interests percentage (%)		49.00		49.00
Non-controlling interests
Assets of subsidiaries	￦	6,302,679	￦	5,987,928
Liabilities of subsidiaries		5,884,612		5,594,727
Equity of subsidiaries		418,067		393,201
Non-controlling interests		204,853		192,668
Profit attributable to non-controlling interests
Operating profit of subsidiaries		4,338		9,670
Profit of subsidiaries		3,267		7,260
Profit attributable to non-controlling interests		1,601		3,557
Cash flows of subsidiaries
Cash flows from operating activities		81,232		206,508
Cash flows from investing activities		(85,185)		(206,453)
Cash flows from financing activities		(300)		—

Net increase in cash and cash equivalents	￦	(4,253)	￦	55

[1]	Assets, liabilities and equity of subsidiaries are as of December 31, 2012.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

43. Unconsolidated Structured Entity

As of March 31, 2013, the nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing
Asset-backed securitization	Early liquidation through transfer of securitization assets	Fulfillment of Asset-backed securitization plan	Issuance of ABS and ABCP based on securitization assets

	Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP
Project Financing	Granting PF loans to SOC and real property Granting loans to ships/aircrafts SPC	Construction of SOC and real property Building ships/construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements
Trusts	Management of trusts with no guarantee of the principal	Management of trust assets	Sales of trust financial instruments
Payment of trust fees and allocation of trust profits
Investment funds	Investment in beneficiary certificates	Management of fund assets	Sales of beneficiary certificate instruments

	Investment in PEF and partnerships	Payment of fund fees and allocation of fund profits	Investment of managing partners and limited partners

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

As of March 31, 2013, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities, are as follows:

(In millions of Korean won)	Asset-backed securitization		Project Financing		Trusts		Investment funds		Total
Total assets of unconsolidated Structured Entity	￦	9,687,583	￦	25,470,474	￦	1,482,446	￦	6,761,549	￦	43,402,052
Carrying amount on financial statements
Assets
Loans	￦	109,584	￦	3,122,761	￦	—	￦	2,806	￦	3,235,151
Financial investments		983,538		105,050		—		648,622		1,737,210
Investment in associates		—		354		—		376,355		376,709
Other assets		—		—		211,883		1,170		213,053

	￦	1,093,122	￦	3,228,165	￦	211,883	￦	1,028,953	￦	5,562,123

Liabilities
Deposits	￦	170,575	￦	687,234	￦	—	￦	—	￦	857,809
Other liabilities		—		51		—		104		155

	￦	170,575	￦	687,285	￦	—	￦	104	￦	857,964

Maximum exposure to loss[1]	￦	2,837,948	￦	9,444,497	￦	568,265	￦	1,576,515	￦	14,427,225

Methods of determining the maximum exposure to loss		Providing lines of credit and Investment agreements		Investments/ loans, Loan commitments/ investment agreements and Acceptances and guarantees		Principal/ principal and interest trust: Total amount of trust asset		Investments/loans and Investment agreements

[1]	Maximum exposure to loss includes the asset amounts recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

44. Finance/Operating Lease

44.1 Finance lease

The future minimum lease payments arising as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Net Carrying amount of finance lease assets	￦	29,459	￦	16,856
Minimum lease payment
Within 1 year		14,816		2,310
1-5 years		1,399		1,427

		16,215		3,737

Present value of minimum lease payment
Within 1 year		14,377		2,163
1-5 years		1,369		1,386

		15,746		3,549

Contingent rent		—		—
Minimum sublease payment		—		—

44.2 Operating lease

44.2.1 Operating lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Minimum lease payment
Within 1 year	￦	122,148	￦	118,305
1-5 years		107,385		102,855
Over 5 years		324		643

		229,857		221,803

Minimum sublease payment		(79)		(154)

The lease payment reflected in profit or loss for the three-month periods ended March 31, 2013 and 2012, are as follows:

	March 31, 2013		March 31, 2012
Lease payment reflected in profit or loss
Minimum lease payment	￦	51,508	￦	49,582
Contingent rent		—		—
Sublease payment		(18)		(35)

	￦	51,490	￦	49,547

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

44.2.2 Operating lessor

The future minimum lease payments arising from the non-cancellable lease contracts as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Minimum lease payment
Within 1 year	￦	1,898	￦	2,028
1-5 years		387		443
Over 5 years		—		—

		2,285		2,471

Minimum sublease payment	￦	—	￦	—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

45. Related Party Transactions

Significant transactions with related parties for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)		March 31, 2013
		Interest income and others		Provision (reversal)		Interest expense and others
Associates	Korea Credit Bureau Co., Ltd.	￦	1	￦	—	￦	34
	UAMCO., Ltd.		31		—		—
	KB Global Star Game & Apps SPAC		151		—		4
	United PF 1st Recovery Private Equity Fund		39		—		—
	Testian Co., Ltd.		10		—		—
	Semiland Co., Ltd.		2		3		—
	Sehwa Electronics Co., Ltd.		29		—		—
	Serit Platform Co., Ltd.		29		4		—
	DS Plant Co., Ltd.		82		3		—
	Evalley Co., Ltd.		—		—		—
	PyungJeon Industries Co., LTD.		—		(518)		—
	Kores Co., Ltd.		64		(176)		—
	Incheon Bridge Co., Ltd.		903		—		470
	DaiYang Metal Co., Ltd.		3		—		—
	NPS KBIC Private Equity Fund No. 1		117		—		—
	KBIC Private Equity Fund No. 3		74		—		—
Key management			79		(9)		34
Other	Retirement pension		100		—		508

		￦	1,714	￦	(693)	￦	1,050

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)		March 31, 2012
		Interest income and others		Provision (reversal)		Interest expense and others
Associates	Korea Credit Bureau Co., Ltd.	￦	1	￦	—	￦	42
	UAMCO., Ltd.		205		(68)		1,336
	KB Global Star Game & Apps SPAC		70		—		211
	United PF 1st Recovery Private Equity Fund		51		(2)		2
	Semiland Co., Ltd.		4		1		(1)
	Sehwa Electronics Co., Ltd.		(4)		1		4
	Serit Platform Co., Ltd.		26		2		1
	DS Plant Co., Ltd.		71		(7)		—
	Evalley Co., Ltd.		—		25		—
	PyungJeon Industries Co., LTD.		—		(522)		—
	NPS KBIC Private Equity Fund No. 1		118		—		—
	KBIC Private Equity Fund No. 3		75		—		—
Key management			89		(4)		112
Other	Retirement pension		76		—		406

		￦	782	￦	(574)	￦	2,113

The details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)		March 31, 2013
		Receivables		Allowances for loan losses		Payables
Associates	Korea Credit Bureau Co., Ltd.	￦	—	￦	—	￦	3,341
	UAMCO., Ltd.		—		—		3
	JSC Bank CenterCredit		536		—		—
	KB Global Star Game & Apps SPAC		2,777		—		792
	Testian Co., Ltd.		421		14		3
	United PF 1st Recovery Private Equity Fund		2,811		5		1
	Semiland Co., Ltd.		227		3		—
	Joam Housing Development Co., Ltd.		—		—		220
	Serit Platform Co., Ltd.		769		84		23
	DS Plant Co., Ltd.		4,269		46		51
	PyungJeon Industries Co., LTD.		537		537		—
	Kores Co., Ltd.		7,854		3,696		3
	Incheon Bridge Co., Ltd.		260,281		302		31,073
	DaiYang Metal Co., Ltd.		1,101		1,079		213
	NPS KBIC Private Equity Fund No. 1		63		—		104
	KBIC Private Equity Fund No. 3		74		—		—
Key management			5,549		12		7,856
Other	Retirement pension		95		—		50,614

		￦	287,364	￦	5,778	￦	94,297

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)		Dec. 31, 2012
		Receivables		Allowances for loan losses		Payables
Associates	Korea Credit Bureau Co., Ltd.	￦	—	￦	—	￦	18,049
	UAMCO., Ltd.		—		—		198
	JSC Bank CenterCredit		161		—		—
	KB Global Star Game & Apps SPAC		2,627		—		899
	Testian Co., Ltd.		413		14		—
	United PF 1st Recovery Private Equity Fund		2,809		5		161
	Semiland Co., Ltd.		—		—		4
	Joam Housing Development Co., Ltd.		—		—		236
	Sehwa Electronics Co., Ltd.		—		—		165
	Serit Platform Co., Ltd.		769		80		48
	DS Plant Co., Ltd.		4,232		44		50
	PyungJeon Industries Co., LTD.		2,125		1,055		1
	Kores Co., Ltd.		7,854		3,872		3
	Incheon Bridge Co., Ltd.		263,080		302		33,874
	DaiYang Metal Co., Ltd.		—		—		11
	NPS KBIC Private Equity Fund No. 1		65		—		125
	KBIC Private Equity Fund No. 3		75		—		—
Key management			5,747		21		9,013
Other	Retirement pension		195		—		51,417

		￦	290,152	￦	5,393	￦	114,254

According to K-IFRS 1024, the Group includes subsidiaries, associates, key management (including family members), and post-employment benefit plans of the Group in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated financial statements. Refer to Note 13 for details on investments in associates.

Key management includes the directors of the Parent Company and the directors of Kookmin Bank and companies where the directors and their close family members have the power to influence the decision-making process.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

Commitments to related parties as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)		March 31, 2013		Dec. 31, 2012
Balhae Infrastructure Fund	Purchase of security investment	￦	21,744	￦	21,744
UAMCO., Ltd.	Loan commitments in Korean won		127,800		127,800
	Purchase of security investment		89,950		89,950
United PF 1st Recovery Private Equity Fund	Loan commitments in Korean won		106,395		106,395
	Purchase of security investment		49,383		49,383
KoFC KBIC Frontier Champ 2010-(PEF)	Purchase of security investment		17,500		17,850
KoFC POSCO HANHWA KB shared growth Private Equity Fund	Purchase of security investment		35,975		43,750
DS Plant Co., Ltd. and others	Loan commitments		848		2,899
	Purchase of security investment		1,119		1,119
	Other commitments		—		88,151

Compensation to key management for the three-month periods ended March 31, 2013 and 2012, consists of:

(In millions of Korean won)
	March 31, 2013
	Short-term employee benefits		Post- employment benefit		Share-based payments		Total
Registered directors (executive)	￦	338	￦	40	￦	105	￦	483
Registered directors (non-executive)		339		—		—		339
Non-registered directors		1,242		75		262		1,579

	￦	1,919	￦	115	￦	367	￦	2,401

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2013 and 2012 and December 31, 2012

(In millions of Korean won)
	March 31, 2012
	Short-term employee benefits		Post- employment benefit		Share-based payments		Total
Registered directors (executive)	￦	264	￦	38	￦	988	￦	1,290
Registered directors (non-executive)		302		—		36		338
Non-registered directors		1,179		74		924		2,177

	￦	1,745	￦	112	￦	1,948	￦	3,805